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REGISTRANT'S NAME Legal & General

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 13 2004
THOMSON FINANCIAL

FILE NO. 82- 3664 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 4/12/04

ARIS
12-31-03

delivering more...

Annual Report and Accounts 2003

Legal & General

Financial highlights

	2003	2002
Achieved Profits Basis		
Operating profit before tax*	**£759m**	£695m
Contribution from new business	**£336m**	£281m
Shareholders' funds	**£5,596m**	£5,061m
Dividend cover**	**1.7**	1.7
Modified Statutory Solvency Basis		
Operating profit before tax*	**£555m**	£493m
Shareholders' funds	**£3,260m**	£3,184m
Dividend cover**	**1.2**	1.2
Worldwide New Business Annual Premium Equivalent (APE)***	**£886m**	£906m
New institutional funds	**£13.1bn**	£14.0bn
Funds under management	**£137.8bn**	£116.3bn

* From continuing operations ** Based on operating profit after tax *** Annual Premium Equivalent (APE) is total new annual premiums +10% of single premiums

Worldwide New Business APE (£m)

2003	886
2002	906
2001	801
2000	630
1999	628

Dividend per share (pence)

2003	4.90
2002	4.78
2001	4.67
2000	4.32
1999	3.79

New Institutional Funds (£bn)

2003	13.1
2002	14.0
2001	13.2
2000	12.7
1999	13.1

delivering more... more value, to more people, in more ways, to create more growth.



Rob Margetts
Chairman

Chairman's Statement

In 2003, we grew our UK individual savings and protection market share to 8.6%, a record for your company. We also improved further the profitability of the new business we wrote, with the Return on Capital employed in writing that business rising to 22%. Contrasting these numbers with those of 1999, when our market share was 5.1% and the Return on Capital was 12%, makes plain the scale of our achievement in the past five years.

Elsewhere in the Group, Gross Premiums written by our General Insurance household business grew by 34% in 2003, whilst our market-leading institutional fund management business, Legal & General Investment Management, recorded growth in Modified Statutory Solvency (MSS) operating profit, an important diversification in its revenue streams and another year of winning an average of over £1bn of new business per month.

Yet 2003 was also the year in which the size of the UK new business market declined by 13%, in which the FTSE 100 fell briefly to levels not seen since 1995 and in which the world experienced an unsettling international conflict.

Legal & General's 2003 performance stands out, therefore, in contrast to the difficulties experienced in our marketplace and beyond. The Board views 2003 as a tough year in which we nonetheless made good progress. We are confident that 2004 will bring further achievement and further success.

FIG 1. Ten Year Total Shareholder Return (%)



223.5
107.9
81.5

- Legal & General
- FTSE Life Assurance Sector
- FTSE 100

Ten years to 31 December 2003

Business Overview

Legal & General's worldwide Annual Premium Equivalent (APE) fell by 2% to £886m in 2003. Our UK life and pensions, including retail savings, business also experienced a 2% decline in APE. This was another year of outperformance over the market and enabled our UK individual market share to grow to 8.6% in 2003, up from 7.9% in 2002.

In our market, the ability of a company to raise fresh capital has, in recent years, been an important contributor to relative performance. For Legal & General, the funds raised in our 2002 Rights Issue have helped us to achieve our recent market success. Our financial strength, boosted by these funds, enabled us to write profitable new business, which might otherwise have eluded us.

Profitable growth was achieved not only in our core UK life, pensions and retail savings business, but also in our General Insurance and Investment Management subsidiaries. General Insurance Gross Written Premiums grew from £328m in 2002 to £421m in 2003 and we are hopeful of getting close to the half-billion pound mark in 2004. An equivalent achievement for Legal & General Investment Management might, market conditions permitting, be reaching £150bn of funds under management. 2003 saw rapid progress towards that milestone, with funds under management increasing from £114bn to £135bn during the year.

The Group's profits also moved ahead impressively in 2003. On the Achieved Profits (AP) basis, Operating Profit grew by 9%, helped particularly by a strong contribution from the value added from new business. Improved investment conditions enabled the Profit Before Tax on the AP basis to reach £1,117m, in 2003, a marked contrast to the £450m loss recorded in 2002. Operating Profit growth was also strong on the MSS basis, increasing by over 13% to £555m. The £469m Profit Before Tax achieved on this basis again contrasted favourably with 2002's £106m loss.

Underpinning all of these achievements has been our continuing adherence to the strategy which has served us so well for almost a decade, namely delivering good value products, matched to customer needs, through multiple distribution channels. It is a strategy which continues to attract to Legal & General important new Business Partners, leading independent intermediaries and individual customers in large numbers.

Awards

The Group was once again the recipient of many industry awards in 2003. At the time of the Interim Report, it was noted that the Group had been named Life Insurer of the Year for the fifth time in six years at the British Insurance Awards. Since then, the Group has also been named 'The UK's Most Admired Insurance Company' in the Management Today survey. We were cited top in all but two of the nine categories making up this award. Success in the UK has been matched by similar success in the Netherlands. Here we were


more value...
"We are very pleased with our Legal & General Stakeholder Pension scheme. Hard work ensured easy implementation across the UK and the admin service is first class."
Philip Dunn, Company Secretary
Philip Dunn is the Company Secretary of the James Walker Group of companies. Headquartered in Woking, Surrey, the James Walker Group is a major international force in the worlds of fluid sealing technology and polymers.

more value



Robin became Group Director responsible for UK Operations in 1999. He has used his considerable energy and experience of both Legal & General and the market to drive forward our successful UK business by delivering value through our multi-channel and multi-product strategy.

Our UK Operations strategy has resulted in our market share in the UK increasing from 5.1% to 8.6% over the past five years. Our commitment to providing customers with a real choice of how they can buy, combined with the breadth of our good value product range, has delivered this success and remains our central focus for the future.



10.0
7.5
5.0
2.5
0
1999
2000
2001
2002
2003

■ Legal & General

Five years to 31 December 2003

Source: Association of British Insurers (ABI) data on the UK individual life and pensions and ISA/PEP and Unit Trust market.



300
225
150
75
0
1999
2000
2001
2002
2003

■ Legal & General

Five years to 31 December 2003

- 25% increase in IFA Market Share in 2003 to 6.2%.
- Significant number of new major partners signed up.
- Mortgage Distributor of the Year – Mortgage Strategy.
- New management development programme implemented to over 1,000 managers as part of our commitment to employee development.
- New performance management programme to focus everyone on delivering value.
- Over 60 market research projects undertaken to improve our customer and intermediary understanding.
- E-company of the Year – Financial Adviser.

FIG 2. UK Individual Market Performance


170
160
150
140
130
120
110
100
90
1999
2000
2001
2002
2003
Legal & General
ABI

Source: Association of British Insurers (ABI) data on the UK individual life and pensions and ISA/PEP and Unit Trust market.

Rebased 1999 = 100

named Life Insurer of the Year for the third year running. The Board firmly believes that our record of winning awards is an endorsement not only of our strategy but also of the effectiveness of its implementation.

Dividend and Share Price Performance

The Board is pleased to propose a dividend increase, which, at 2.5%, broadly matches inflation for the year. The Board reached its decision to increase the dividend again having had full regard to modelled information on the prospective transfers from the UK Long Term Fund and other worldwide income streams and the prospective calls on capital expected to arise from the continued growth in our business.

Our share price achieved a Total Shareholder Return (TSR) of over 11% during 2003, which compares with the 14% achieved by the FTSE Life Assurance Sector. Ten year TSR information is seen on page 2 whilst the five year chart is presented on page 30.

Communicating with our Shareholders

Shareholders will notice several additional sections in this year's Annual Report. We are committed to the highest standards of Corporate Governance and, accordingly, we have included this year reports from both the Audit and Nominations Committees. This level of disclosure is supplemented by related information held on our website: www.legalandgeneral.com.

As the business world moves from being paper-based to 'e'-based, so Legal & General's shareholders have, in increasing numbers, opted to receive this Report online. Doing so is not only beneficial for the environment but also saves money. May I therefore encourage those shareholders with internet access, who have not yet done so, to request to receive information online by visiting www.shareview.co.uk.

Board Appointments

Bernard Asher, Vice-Chairman and Senior Independent Non-Executive Director and Chairman of the Remuneration Committee will be stepping down from the Board after the Annual General Meeting in April. Bernard has given six years of enormously valued service to Legal & General and his contribution will be missed.

I am delighted that Sir David Walker has accepted the Board's invitation to succeed Bernard as Vice-Chairman, Senior Independent Director and Chairman of the Remuneration Committee. Sir David has a wealth of experience in the fields of banking and financial services. His additional commitment to Legal & General will be of great benefit to us.

During 2003, Gareth Hoskin stepped down from the Board to take up a new appointment within Legal & General. Gareth has been replaced by John Pollock who has held a wide range of senior management positions during his long career with Legal & General. He is warmly welcomed to the Board in the role of Group Director (Product and Corporate). Your Board was also pleased to appoint James Strachan as a Non-Executive Director during 2003. James, who is Chairman of the Audit Commission, has already begun to make a valuable contribution to the Board's deliberations.

Outlook for 2004

A year ago I stated my conviction that Legal & General would outperform the market in 2003. This is, indeed, what we have achieved. The same strengths which delivered for us last year will continue to operate in 2004 and beyond. Legal & General is well equipped with good quality products, a strong management team, highly committed staff and a proven strategy and is, therefore, excellently placed, I believe, to respond to, and profit from, the challenges and opportunities of the market place. Our aim is to continue to gain market share profitably.

Your Board is confident that Legal & General can once again achieve that objective in the year ahead.

Rob Margetts

Rob Margetts
Chairman

2003 Highlights

- Our UK individual market share increased to 8.6% from 7.9%
- £13bn of new Institutional Fund Management business won. This marks six years of achieving an average of over £1bn of new business per month
- Operating Profit on the Achieved Profits basis up 9% to £759m
- Operating Profit on the Modified Statutory Solvency basis up 13% to £555m
- Britain's Most Admired Insurance Company for the fifth time in six years
- Life Insurer of the Year for the fifth time in six years



David Prosser
Group Chief Executive

Group Chief Executive's Review

Despite another year of tough market conditions, Legal & General's strategic strengths and our record of effective implementation enabled us, once again, to achieve further profitable market share growth.

Market Overview

Global investment conditions and economic prospects both improved during 2003. In the US, consumer spending, fuelled by tax cuts and the low cost of borrowing, led to a 25% increase in the Dow Jones Industrial Average and to a 3.3% increase in GDP. In the UK, GDP growth during the year was at the slightly lower, but probably more sustainable, level of 2.1%, whilst the FTSE 100 Index increased by 14%, after three consecutive years of decline. This welcome recovery in the stock market, when combined with another year of low nominal interest rates, low inflation and employment growth, was sufficient to stimulate the beginnings of a recovery in consumer confidence in long term savings.

This return of consumer confidence was perceived by Legal & General in an improved new business performance in the second half of the year compared with the same period in 2002. Overall, though, the Group's continuing success in 2003 was attributable to the robustness of the strategy which we have been consistently following since 1995. Our strategy may be simple, but it is nonetheless distinctive and, very importantly, it is suitable for changing market conditions, having proved its strength in periods of both market growth and market decline. This Review explains that strategy, how we have implemented it and why we believe it will continue to be a source of competitive advantage for us.

Strategy and Implementation

Our strategy is to deliver appropriate and good value products to our customers through multiple distribution channels, all under the well known and respected Legal & General brand. Our ability to continue to offer competitive, good value products to the marketplace is, of course, linked to our success in controlling costs. We are strongly committed to vigorous cost management.

> Legal & General now has one of the largest networks of Business Partners of any UK insurer.

Legal & General has been implementing the current strategy consistently since 1995. The fact that we have been doing so for so long is itself now, in my judgement, an important source of competitive advantage.

Business Partnerships

Essential to our market share growth has been our success in winning the support of intermediaries and distributors of all sizes. Legal & General now has one of the largest networks of Business Partners of any UK insurer. Our expertise in servicing the needs of our partners, large and small, including supporting the training needs of their staff and in developing and implementing shared business and marketing plans, is, we believe, second to none in the industry. The consequence is that the number of our partners continues to grow rapidly.

In 2003, we were delighted to be able to announce major new partnerships with the National Australia Group and the Norwich and Peterborough Building Society, among many others. 2004 has begun as 2003 ended, with further partnership announcements, including those with Sainsbury's Bank and the Hinckley and Rugby Building Society.

Legal & General delivered significant growth in its distribution franchise, increasing the number of sellers offering life protection products by 42%, an increase of over 2,000 to just under 7,000 at the end of the year.

The FSA's depolarisation plans present Legal & General with the opportunity not only to strengthen the partnerships we have already established, but also to broaden further our distribution base.

Mortgage Expertise

Our expertise in mortgage-related insurance products is one of the Group's most important competitive strengths. Through Legal & General intermediaries, mortgage lenders have completed more than £16bn of mortgages in 2003. ▶

"When my washing machine flooded, the claims service I received from Legal & General was quick, thorough, helpful and supportive. The company deserves its good reputation."

Krys Jiggle, Northampton

to more people...



Krys, who bought his Legal & General home and contents policy through an independent financial adviser, works as a supervisor in a restaurant in Northampton.

to more people



Kate became our Group Director responsible for Legal & General's retail distribution and marketing within UK Operations in 1999. She has driven the development of our partnership strategy, as well as focusing on growth in our direct to consumer and IFA distribution channels. Kate also oversees our successful General Insurance business.

Our successful multi-channel distribution strategy sets us apart in the UK market. Through close relationships with our many retail partners and financial services intermediaries, as well as our direct telephone and internet operation, we already provide financial security to over 5.2 million customers in the UK.



6
5
4
3
2
1
1999
2000
2001
2002
2003

■ Legal & General

Five years to 31 December 2003



50%
32%
5%
13%

2003

Independent Financial Advisers

■ Banks and Building Societies

■ Housing Intermediaries

■ Direct

- GMAC: sole supplier of general insurance.
- National Guarantee plc: life and general insurance.
- Bank of Ireland: sole supplier of general insurance.
- Norwich and Peterborough Building Society: life cover partnership.
- National Australia Group: life cover partnership.
- Chelsea Building Society: sole supplier of general insurance.
- Spicer Haart: life cover partnership.
- Birmingham Midshires: Life and Accident, Sickness and Unemployment cover partnership.
- Sainsbury's Bank: agreement for the sale and marketing of direct Term Assurance from January 2004.

FIG 3. Mortgage Club Completions (£bn)



2003 16.5
2002 13.2
2001 8.1
2000 5.1
1999 3.4

2004 will see the introduction of new FSA regulations governing mortgage advice, and we are responding by launching a new 'Mortgage Network' company which will take on responsibility for the sales and compliance of mortgage distributors brought within the FSA's conduct of business regime. This decision is evidence of our confidence in our specialist compliance team, our ability to manage the associated business risks and our commitment to supporting the intermediaries on whom we depend.

IFA Opportunities

We made further progress in the Independent Financial Adviser (IFA) channel in 2003, increasing our market share from 4.9% to 6.2% during the year. With the proposed changes in pensions regulation and the FSA's proposals for depolarisation, we expect the IFA market to grow in the coming years. We are a strong supporter of this market and have plans to grow further our share in the core product areas of life assurance, pensions, annuities and investments.

Product Capabilities

Our strategy of operating through a balanced distribution mix is matched by our balanced product offering. We provide a full range of retail and corporate protection, pensions and investment products. We are a market leader in life assurance products, where e-commerce technology aligned with our underwriting expertise enables us to achieve attractive returns on capital. We are also a market leader for annuity products, where we have one of the largest pension portfolios in the UK. The large amount of mortality experience on this portfolio gives us an important competitive advantage in the underwriting and pricing of new business, particularly new bulk purchase annuity schemes. Our pricing and reserving for this business takes account of our assessment of future expected improvements in mortality in the decades ahead. There are obvious uncertainties in such assessments and, in making our judgement, we are guided by industry views as well as our own research. The recent experience of our bulk purchase annuity book, the largest of our annuity product areas, shows a pattern of mortality slightly better than our pricing and underwriting assumptions.

> Our strategy is simple, distinctive and suitable for changing market conditions.

The Future of With-Profits

The proportion of our new business sales represented by with-profits products has declined significantly in recent years. Consumer preferences have changed in response to lower nominal interest rates, weak investment returns and other factors. Legal & General believes that the traditional with-profits investment product has offered many benefits to consumers, most notably the smoothing of returns and a well-balanced mix of assets. However, planned regulatory changes as well as those proposed may make with-profits products less attractive to consumers in future. In order to understand these complicated issues more fully, your Board has set up a review to consider whether or not Legal & General should continue to offer a with-profits product range. We will not be in a position to update shareholders on the status of that review before our Interim Results in July.

Industry Consolidation

When we launched our current strategy in 1995, Legal & General's share of the UK individual life, pensions and retail savings market was 3.3%. In 2003, our share of that same market was 8.6%. In 1998 the top five companies held 31% of that market. By 2003, only five years later, that share had grown to over 50%. There is strong evidence, therefore, that the consolidation of the UK life, pensions and savings industry is proceeding at a rapid rate. Our firm expectation is that consolidation will continue and that Legal & General will be one of its main beneficiaries.

Financial Strength

Legal & General Assurance Society Limited (Society) shares the highest financial strength ratings awarded to any major European life assurance company by the leading agencies, Standard & Poor's, ▶

Moody's and A.M. Best. In a press release, issued in November 2003, Standard & Poor's stated "Our expectation is that Legal & General will continue to increase its share of the total individual long term savings market. This will be supported by the Group's very strong brand, distribution capabilities and capitalisation."

General Insurance

The benefits of a simple, focused strategy consistently executed can be seen not only in the success of our life and pensions business but also elsewhere in the Group. In our General Insurance business, our focus on becoming an excellent provider of personal lines insurance, especially household, has enabled us to build up a valuable reputation for good quality products and efficient, low-cost claims handling. Our distribution reach has grown steadily during the year as a series of new partners has been won. The result has been a strong growth in premiums, with more growth anticipated for 2004, and another good year for profits.

Fund Management

The performance of our fund management business, Legal & General Investment Management (LGIM), similarly reflects the benefits of a focused strategy. At the end of 2002, LGIM was, by some distance, the largest manager of UK pensions funds and it expects to have maintained this position in 2003, having won another £13bn of new business. With many of its costs fixed and much of its revenue linked to levels of the global equity markets, LGIM is well placed to profit from further market recoveries. LGIM has also been successful in winning mandates for its active fixed interest management arm. This higher-margin business was awarded mandates worth over £1.5bn during 2003.

Quality Service

One of the foundation stones on which Legal & General's success has been built is its commitment to quality service. For example, LGIM regularly wins awards and plaudits from its customers for the quality of its information and the efficiency of its account-servicing. Our General Insurance business also continues to enjoy an excellent reputation for service with both intermediaries and consumers. A recent independent survey of customers making a household insurance claim showed average satisfaction levels of 85%, with 50% of respondents rating the service as '10 out of 10'.
Legal & General is committed to providing top quality customer and intermediary service levels throughout our business. That is one of the reasons why we continue to locate our call centres and other customer service units in the UK. Our commitment to cost reduction is undiminished, but our approach to driving down costs is to re-engineer processes, remove redundant activities and improve technology, rather than to make changes which might jeopardise good customer service. A typical example of the possible benefits from process re-engineering can be seen in the claims and surrenders system currently being introduced in our Life administration unit. The new system is expected to cut the cost of processing a maturing policy by three quarters in its first year of operation. Savings such as these are important since they enable us to offer ever more competitive products into the marketplace.

Our expectation is that consolidation will continue and that Legal & General will be one of its main beneficiaries.

Customer Management

Our reputation in the marketplace depends not only on the quality of our products and our financial strength but also on the fair treatment we offer all of our customers. Media attention on previously sold endowment policies stimulated an increase in the level of sales complaints associated with these products during the first ▶

FIG 4. Discipline in Managing New Business Value Added

Year ended 31 December	**2003**	2002	2001	2000	1999
UK life and pensions new business APE (£m)	**592**	608	584	442	430
Value of UK life and pensions new business (£m)	**271**	211	183	118	99
Value/new business APE	**46%**	35%	31%	27%	23%



in more ways.

"Talk about making life easier. Legal & General life assurance through Sainsbury's just couldn't have been simpler – and it's good value too!"

Rachel Eccles and Richard Peters,
Fulham, London

Rachel and Richard are engaged to be married later this year and are therefore aware of the benefits available from life assurance protection. Sainsbury's Bank has been offering Legal & General's term assurance products since January 2004.

delivering in more ways



John Pollock
Group Director (Product and Corporate)
John became our Group Director responsible for product management and our corporate customers within UK Operations in 2003. Building on his extensive experience of our customer servicing operations, John is focusing on our customers' changing needs and on developing and delivering our product range to provide the financial security they deserve.

Legal & General is committed to developing and delivering a wide range of value for money protection, pension and investment products in the UK. These range from our flagship Index Tracking ISAs for consumers through to our innovative Group Risk protection products for businesses. Our multi-product, value for money strategy is one of the key elements of our success in the UK and will continue to be so.

Growth in life protection sales APE (£m)



180
150
120
90
60
30
0
1999
2000
2001
2002
2003

Legal & General

Five years to 31 December 2003

APE by retail product group



22%
16%
29%
33%

2003

Protection
Bonds
Pensions and Annuities
Investment

2003 Highlights:

E-commerce Provider of the Year (life and pensions) – Financial Adviser.
First place in the UK Individual Pensions Smaller Group category for Fund performance over ten years – Standard & Poor's.
Gold Star for Best Group of the Year reflecting outstanding achievement in the field of occupational pensions – Professional Pensions.
Pensions Management Award for Stakeholder Pensions Head Office Administration.

Number 1 ISA provider in the UK.
Number 1 provider of low-cost term assurance.
Number 1 provider of external annuities.
Developed unique partnership with British Heart Foundation to encourage healthier workforces.

FIG 5. Total UK New Business – Annual Premium Equivalent (£m)



2003 794
2002 811
2001 710
2000 536
1999 541

FIG 6. Expected Return on Capital from Non Profit New Business (%)



2003 21
2002 15
2001 12
2000 11
1999 10

half of 2003 compared with 2002 and we quickly put in place appropriate resources to deal with the increased volume of complaints. In some cases, the result of media attention has been customers surrendering policies which would have served them well in the future.

During 2003, the FSA issued a Decision Notice on a disciplinary matter regarding a small proportion of the mortgage related endowment policies issued by Society between 1997 and 1999. Your Board does not agree with the Decision Notice and has, accordingly, referred the matter to the Financial Services and Markets Tribunal. We anticipate that the Tribunal will consider the issue within the next six months.

Regulatory Processes

There has been much press and political discussion in recent months on the size of the UK's savings gap and what can be done to close it. Legal & General has contributed its thoughts to the Treasury Select Committee, which is currently reviewing this matter. Our submission to the Committee can be viewed on the shareholder sections of our website: www.legalandgeneral.com.

We are disappointed at the delay in the Government's response to the proposals put forward in the Sandler Report. It remains our strong conviction that the simple, low-cost product regime proposed by Sandler must, as he recommended, be accompanied by a lighter regulatory touch at the point of sale. We hope that a Government announcement to this effect will be made shortly.

International Business

Our approach to overseas business reflects the Group's good value product strategy. In Europe, although the single retail market in financial services remains a distant prospect, the businesses which Legal & General owns and has built up are all positioned to benefit, should the single market come into force. In the US, our competitive advantage derives from our focus on a specific market niche and from the efficient way we use technology. We intend to expand our share of the High Net Worth term assurance market, on which we are concentrated, but our pricing disciplines mean that we will not do so at the expense of our planned profitability.

> Legal & General is committed to providing top quality service to all our customers and intermediaries.

Employee Commitment

2003 was a year of progress and achievement for Legal & General despite the difficult market conditions. That so much was achieved was due in large measure to the commitment which our employees once again showed. Their support and effort is much appreciated. Equally valued is our excellent relationship with our recognised trades union, Amicus, and its leading officers. The Partnership Agreement, now seven years old, is a cornerstone of our employee relationships. We were pleased that Amicus's special recruitment drive on Partnership Day produced over 100 new members for the union.

Good Growth Prospects

With more positive equity markets across the globe, we anticipate that 2004 will see a boost in the level of long term saving in the UK. At the same time, we expect the trend of market consolidation to continue. Against this background, we believe Legal & General has the brand, the capital and the product and distribution attributes needed to be able to build further on our recent successes. We expect Legal & General to gain further market share in 2004 and, once again, to do so profitably.

David Prosser
Group Chief Executive

Operating Review

In the following commentary on our results we have focused on the Achieved Profits (AP) results for the Group's long term insurance operations combined with the Modified Statutory Solvency (MSS) basis results for the Group's other operations (including the General Insurance and Retail Investment businesses).

UK Life and Pensions

Operating profit was £537m (2002: £501m). The contribution before tax from new business increased by 28% to £271m (2002: £211m). We have again achieved attractive returns on the investment in new business reflecting continued pricing discipline, a favourable business mix and careful cost management. The net of tax return on capital supporting new business grew to 22% (2002: 19%).

The contribution from in-force business was £117m (2002: £134m). This reflected the lower value of in-force business brought forward and the unwind of a lower discount rate. There was a negative impact from operating assumption changes largely relating to the mortgage endowment book, where the tightening of assumptions reflected current persistency. Within our annuity business, changes have been broadly neutral. Favourable mortality experience in our dominant bulk purchase annuity and retained money annuity books has, together with some demographic assumption changes, offset the impact of prudent assumption strengthening on our smaller compulsory purchase annuity business.

UK New Business – Individual

Market conditions were testing for the industry in 2003, but the success of our balanced distribution model and product range has allowed us to gain further market share in a year of continuing consolidation for the sector.

Overall, individual new business (including ISAs and unit trusts) was 6% lower at £696m APE (2002: £737m).

Life

Competitive products, coupled with efficient online processing and steadily extending distribution reach, have enabled us to build a leading position in the life protection market. As a consequence, annual premium sales increased to £149m (2002: £141m). 70% of term assurance applications are now submitted online.

Demand for single premium bonds grew with consumer confidence in the second half of the year but it has yet to regain 2002 levels. Full year sales fell by 21% to £1,126m (2002: £1,431m), as growth in sales of unit linked bonds partly offset the decline in with-profits bond sales.

Pensions

New annual premium business was lower at £114m (2002: £162m) following the initial take-up of Stakeholder schemes in 2002.

Increased individual annuity sales, and a higher level of DWP rebates, led to a 35% increase in single premium business over the year to £1,180m (2002: £876m).

ISAs and Unit Trusts

Our broad product range and distribution strengths sustained sales at £202m APE (2002: £203m), despite the overall market being adversely impacted by equity market volatility in the early part of the year. Regular payment business was lower at £33m (2002: £51m), but single payment sales increased by 11% to £1,689m (2002: £1,522m).

UK New Business – Group

Group new business for the year increased by 32% to £98m APE (2002: £74m), as bulk purchase annuity business grew strongly.

Annual premium business remained largely unchanged over the year at £38m (2002: £37m) as

FIG 7. Worldwide Operating Profit Before Tax

Year ended 31 December	**AP 2003 £m**	AP 2002 £m	**MSS 2003 £m**	MSS 2002 £m
Life and pensions	**620**	581	**443**	421
Institutional fund management	**80**	92	**53**	50
General insurance	**41**	46	**41**	46
Other operational income	**18**	(24)	**18**	(24)
Profit from discontinued operations	**–**	4	**–**	4
Operating profit	**759**	699	**555**	497

FIG 8. Operating Profit from Continuing Operations – Achieved Profits basis (£m)

2003	759
2002	695
2001	747
2000	683
1999	651

FIG 9. Earnings per Share based on Operating Profit After Tax – Achieved Profits basis (pence)

2003	8.47
2002	8.50
2001	9.84
2000	8.89
1999	8.69

growth in group risk business was offset by a lower contribution from the maturing group pensions portfolio. Single premium business at £603m (2002: £373m) reflected particularly strong growth in bulk purchase annuity business.

Distribution

Our value for money products, financial strength and well recognised brand continued to attract new distribution partners in 2003, most notably Spicer Haart, Norwich and Peterborough Building Society, Chelsea Building Society and National Australia Group. Since the end of 2003, Sainsbury's Bank has announced that it will offer Legal & General term assurance to the 11 million customers who shop regularly in the group's supermarkets.

In addition to expanding our tied distribution, we have also focused our efforts on the IFA market, which we believe offers further growth opportunities for Legal & General.

Looking ahead, we believe our operational and financial flexibility positions us well to respond to further recovery in consumer demand. We also believe that changes from likely Government and regulatory initiatives will favour our business model.

International Life and Pensions

Operating profit from international life and pensions business increased to £83m (2002: £80m), with an unchanged contribution from the USA, despite dollar weakness, and a modest improvement in the results from the Netherlands and France.

USA

New business APE in the USA, 7% lower in local currency terms but 16% lower in Sterling terms at £48m (2002: £57m), was impacted by aggressive pricing by some competitors. The move by some competitors away from savings related products led them to price term assurance aggressively for a limited period. Legal & General America remains a top 10 provider in the term assurance market for upper income customers.

Operating profit increased 12% in local currency terms but was unchanged in Sterling terms at £50m. Mortality experience in our term assurance business improved significantly in 2003, although it remained above the expected level. In response, we have strengthened our future mortality assumptions. The impact of this has been offset by improved persistency and unit cost reductions.

Europe

Our European businesses produced £44m APE, a 16% increase over the year (2002: £38m). Operating profit increased to £33m (2002: £30m).

Legal & General Investment Management (LGIM)

Operating profit from external client funds managed by LGIM fell to £80m (2002: £92m). This included a profit of £71m (2002: £83m) from the UK managed pension funds business, where the contribution from new business was broadly unchanged but the contribution from in-force business declined to £38m from £45m. The 2002 result benefited from better than assumed business losses and benefit payments, whereas 2003 experience was in line with assumptions.

Over the year, LGIM maintained its track record, of new business success, winning new funds of £13.1bn (2002: £14.0bn). This result, which includes increased volumes of active bond business, has ensured that our record of averaging over £1bn of new UK pension fund investment business per month has now extended over six years.

Funds managed by LGIM grew by 18% over the year to £135bn, reflecting both new business success and equity market recovery.

General Insurance

Net written premiums grew 27% to £387m (2002: £304m), as the existing joint venture with the Woolwich was extended to the whole of Barclays Bank. All classes of business have been profitable again in 2003, but operating profit reduced to £41m (2002: £46m). The household account, which represented 80% of net premiums written, produced an operating profit of £17m (2002: £18m), despite increased subsidence claims of £25m (2002: £9m) following the exceptionally dry summer. ▷

FIG 10. Profit for the Period – Achieved Profits basis

Year ended 31 December	**2003 £m**	2002 £m
Operating profit	**759**	699
Investment return variance	**424**	(1,174)
Change in equalisation provision	**(7)**	(5)
Economic assumption changes	**(32)**	(6)
Effect of UK budget tax changes	**(27)**	–
Profit on sale of Banking operations	**–**	36
Profit/(loss) on ordinary activities before tax	**1,117**	(450)
Profit/(loss) for the financial period	**859**	(423)

FIG 11. Operating Profit from Continuing Operations – Modified Statutory Solvency basis (£m)

2003	555
2002	493
2001	493
2000	484
1999	417

FIG 12. Earnings per Share based on Operating Profit After Tax – Modified Statutory Solvency basis (pence)

2003	6.09
2002	5.88
2001	6.29
2000	6.25
1999	5.91

Other Operational Income

Other operational income comprises the longer term investment return arising from investments held outside the UK Long Term Fund (LTF), interest expense, the results of the Group's other operations and unallocated corporate expenses.

The 2003 result of £18m (2002: £24m loss) included the full year benefit from the investment return on the proceeds of the 2002 Rights Issue. The additional return was partly offset by the full year impact of increased interest expense on a higher level of shareholder debt taken on in 2002. The 2003 result also included a lower reported level of loss from our retail investment business, where lower levels of fee income in the first half were more than offset by operational cost savings in the second half of the year.

Profit on Ordinary Activities

The Group's operating profit from continuing operations before tax was £759m (2002: £695m). The profit on ordinary activities before tax of £1,117m (2002: £450m loss) includes the variation in investment return from the longer term return assumed at the end of the previous year, together with economic assumption changes. The positive investment return variation of £424m (2002: negative variation of £1,174m) reflected the recovery in equity markets. The largest impact came from UK life and pensions, where the investment return on the LTF equity and property portfolio was 11.4% above the assumption for the period (2002: 23.4% below assumption).

The effect of economic assumption and Budget tax changes together resulted in a decrease of £59m, compared with a £6m decrease for economic assumption changes in 2002.

Balance Sheet

At 31 December 2003, the embedded value of the Group's long term businesses was £5,215m (2002: £4,779m). Shareholders' funds on the AP basis increased to £5,596m (2002: £5,061m), equivalent to 86p per share (2002: 78p per share).

Overview of Results – Modified Statutory Solvency (MSS) Basis

Operating profit before tax from continuing operations grew by 13% to £555m (2002: £493m), with improvements in most areas.

The UK life and pensions operating profit before tax was broadly unchanged at £369m (2002: £366m), despite a reduced contribution from with-profits business as a consequence of lower levels of bonuses. The accrued transfer from non profit business has been calculated as a smoothed investment return on the embedded values of the Shareholder Retained Capital and the non profit business, augmented by the distribution in respect of the intra-group subordinated debt capital attributed to the Shareholder Retained Capital. The external servicing cost of that debt has been reflected in interest expense reported within other operational income.

Results for the USA and the Netherlands have benefited from strong growth in the book of business over recent years.

The contribution from Shareholder Retained Capital in the LTF was a negative £137m (2002: a negative of £571m). This reflected significantly better investment returns, an increase in the net capital invested in new non profit business and an increased transfer to shareholders from this business. The net capital invested was further increased by some additional reserving for compulsory purchase annuities and by the impact of tactical investment actions taken at the year end, which had the effect of reducing the statutory valuation rate of interest.

Capital Strength

Management's estimate of the Form 9 free asset ratio for the Society's UK long term business was 12.9% at 31 December 2003 (2002: 12.1%). This was calculated on the same basis as in 2002, including an implicit item of £1.0bn (2002: £1.2bn), but excluding realistic waivers. The Society's returns to the FSA for 2003 will be submitted at the end of March and will include a realistic balance sheet for with-profits business. Full details are not available at present but we are confident that the LTF will show with-profits assets comfortably in excess of realistic liabilities. □

FIG 13. General Insurance Net Premiums Written and Operating Profit

Year ended 31 December	**2003 Net premiums written £m**	**2003 Operating profit £m**	2002 Net premiums written £m	2002 Operating profit £m
Household	**308**	**17**	231	18
Other business	**79**	**24**	73	28
Total	**387**	**41**	304	46

"Legal & General somehow makes each client, irrespective of size, seem its most favoured."

Penny Rushton, Pensions Administrator, CIMA


to cre
mor

Penny Rushton is a Trustee of the CIMA Pension & Assurance Scheme which has been a client of Legal & General's for over 25 years.

delivering to create more growth.



Tim Breedon
Group Director (Investments)
Tim joined Legal & General in 1987. Over the last ten years, Legal & General Investment Management (LGIM) has been transformed into one of the largest and most successful UK fund management companies. Tim's strategy has been to broaden LGIM's product range and distribution reach whilst maintaining the very high reputation the company enjoys for client service.

Excellence in product manufacture and client service is at the heart of our business strategy.

Growth in Institutional Clients and Assets



£bn
Number of Institutional Clients
3000
2500
2000
1500
1000
500
0
90
75
60
45
30
15
0
Funds Under Management
1999
2000
2001
2002
2003

Funds Under Management
Number of Institutional Clients

Wide Range of Fund Management Skills



33%
62%
3%
2%

Total Institutional Funds Under Management: £84bn

- Index Equities
- Index Bonds
- Active Bonds
- Property



21%
21%
6%
5%
47%

Total Funds Under Management: £135bn

- Index Equities
- Index Bonds
- Active Bonds
- Active Equities
- Property

2003 Highlights:

Average monthly new business of £1bn consolidates LGIM's position as the largest manager of UK corporate pension funds.

Golden Star Award For Excellence – Professional Pensions magazine.

Over 30% of our active unitised funds were in the top quartile for 2003, with 64% being above median.

An excellent year for active fixed interest new business. Corporate pensions new business exceeded £1bn and unit trust new business exceeded £900m.

Professional Pensions award of Fixed Interest Manager of the Year and Lipper's award of Bond Manager of the Year.



Andrew Palmer
Group Director (Finance)

Finance Director's Review

Financial Reporting

The Modified Statutory Solvency (MSS) basis is the current primary reporting method in the UK for long term business. It builds on the statutory requirements designed to demonstrate solvency, defers the recognition of profit and does not recognise fully the shareholders' interest in the in-force long term business. The MSS results follow the requirements of the revised Statement of Recommended Practice for Insurance Business, which was issued by the Association of British Insurers (ABI) in November 2003.

> Superior financial strength is a valuable competitive advantage for the Group and provides a source of security and confidence for policyholders.

The focus in the Operating and Financial Review is on operating profit on the Achieved Profits (AP) basis, which has been developed by the ABI as a more realistic method of accounting for long term business. Such operating profit reflects the change in embedded value and excludes investment return variances and the effect of economic assumption changes, to better reflect current performance. It also includes a longer term investment return on the capital regarded as supporting the business. The exclusion of short term investment fluctuations reflects the manner in which insurers price and manage their business. A longer term investment return on shareholders' and General Insurance funds held outside the UK Long Term Fund (LTF) is also included. For General Insurance, operating profit is shown before any transfers to or from the equalisation provision.

International Financial Reporting Standards

In 2002, the EU directed that all European listed companies must comply with adopted International Financial Reporting Standards (IFRS) for their consolidated financial statements for accounting periods ending in 2005. Consequently, from 2005, the Group's primary consolidated financial statements will be prepared using IFRS. Legal & General strongly supports this development as an important step towards a single set of global accounting standards, leading to increased transparency and comparability for users of accounts.

The Group recognises the significant complexities which such a conversion involves and is working to ensure a timely and efficient transition. A groupwide programme was established in 2003 to determine the implications for the Group and to deliver the necessary changes.

The major impact for the Group is likely to be from the proposals regarding accounting and disclosure requirements for insurance contracts. These proposals are still being finalised and have yet to be adopted by the EU before they form part of the new accounting regime. As a consequence, there remains considerable uncertainty around the impact which the implementation of IFRS will have on the Group's consolidated financial statements.

The International Accounting Standards Board (IASB) has been unable to complete its project on insurance contracts to its original timetable. Therefore, a two-phase implementation has been developed, with Phase 1 providing an interim solution from 2005 until a comprehensive standard for insurance contracts is developed. A key change is that insurance contracts must transfer significant insurance risk, otherwise they will be accounted for as investment contracts. Under Phase I, insurance contracts are valued using existing accounting policies, whilst investment contracts will be accounted for under applicable IFRS.

Valuation of insurance contracts will be brought within IFRS in Phase II. The IASB plans to publish draft Phase II proposals by June 2005, with implementation in 2007 at the earliest. As a result of this phased implementation, the primary financial statements may give an incomplete view of the company's performance during the transitional period and beyond. We believe, therefore, that the need for supplementary AP information will continue to be important in ▶

FIG 14. Achieved Profits New Business Contribution


9%
10%

2003

- ■ UK Life and Pensions
- □ International Life and Pensions
- □ UK Managed Pension Funds

FIG 15. Society Structure


Contribution to dividend
Up to 10% of distributed surplus
Return on embedded value
Transfer of income, realised gains and dividends
With-Profits Business
With-Profits Estate
Non Profit Business
SRC, Sub-Fund
Shareholder surplus assets
L&GI, LGF, LGN
Long Term Fund
Legal & General Assurance Society Limited

providing a more realistic method of reporting for long term business.

Capital Management

Legal & General has continued to work with other leading UK insurers and its regulator, the Financial Services Authority (FSA), to develop enhanced standards for assessing the capital requirements of UK with-profits insurance businesses. As part of this activity, a balance sheet for our UK with-profits business, constructed on realistic principles, will be published in our returns to the FSA for 2003. In the realistic balance sheet, the assets supporting with-profits business will be valued at market value, as at present. With-profits liabilities will include a value of the guarantees and options which have been given to policyholders. These liabilities will also reflect actions management would expect to take in respect of bonus or investment policy in varying market conditions. As a result, excess assets will tend to be lower than under the present statutory returns to the FSA when financial conditions are benign, but will be less affected by adverse movements in stock markets.

During 2003, the FSA published a series of consultation papers setting out further proposals to develop the capital regime for all UK regulated financial services companies. These include the requirement for UK insurance companies to carry out an internal assessment of capital requirements, to be compared with that determined in accordance with the FSA's rules. The resulting changes to FSA rules and guidance are expected to be incorporated in the FSA Handbook in the second half of 2004. Whilst there remains work to be done to firm up the proposals, Legal & General believes the FSA's new approach to capital management will benefit well managed financial services groups with a strong risk management culture.

Financial Strength

Legal & General Assurance Society Limited (Society), the Group's main operating subsidiary, continues to be highly rated. In November 2003, Standard & Poor's lowered Society's financial strength rating to AA+ from the previous highest AAA rating. Notwithstanding this action, Society remains one of the top two major European life assurers in terms of financial strength. A.M. Best reaffirmed their highest rating, A++, in March 2004 and as at March 2004, Moody's maintained their second highest rating, Aa1. Standard & Poor's and Moody's have assigned a stable outlook, while A.M. Best assigned a negative outlook, reflecting industry-wide concerns about the likely impact of the FSA's new capital management regime and its implications for the future of with-profits businesses. Superior financial strength is a valuable competitive advantage for the Group and provides a source of security and confidence for policyholders. We aim to maintain a level of capital support to the long term business which gives us greater investment freedom, thus providing the potential for enhanced returns and the capacity to deliver profitable market share growth.

Society Structure

Society comprises two principal components: the LTF, which consists of those assets which are attributed to the long term business, and the shareholders' fund, which comprises surplus assets held outside of the LTF, our General Insurance business (L&GI) and our European businesses in France and the Netherlands (LGF and LGN). A pictorial representation of the structure of Society is shown in Figure 15. The combined value of the two components of Society at the end of 2003 was £44.1bn (2002: £39.0bn), of which £42.0bn (2002: £37.1bn) was attributed to the LTF. Part of the LTF is attributed to with-profits business. The balance of the LTF assets, less an amount to cover the liabilities of the non profit business, represents the Shareholder Retained Capital (SRC). The retention of the SRC within the LTF provides financial strength to support existing, and fund new, non profit business. The SRC, together with a sub-fund, which is available to support the with-profits business, comprises accumulated profits retained in the LTF from existing non profit business. At the end of 2003, the assets supporting the with-profits business amounted to £25.3bn (2002: £23.0bn) and the assets supporting the non profit business amounted to £14.3bn (2002: £11.6bn). The SRC amounted to £2.2bn (2002: £2.3bn) and the sub-fund £0.2bn (2002: £0.2bn). The shareholder fund assets amounted to £2.1bn (2002: £1.9bn). Society's structure is a source of competitive advantage as it provides financial strength to policyholders whilst retaining considerable flexibility in delivering profits to shareholders.

FIG 16. 2003 Analysis of Debt by Type (£m)


597
518
352
6
2
Long Dated MTN's
Convertible
Commercial Paper
Short Dated MTN's
Bank Loans

LTF Transfer

The changes to the operation of the LTF implemented in 1996 enabled transfers from the LTF to increase progressively to a target level, which would deliver an appropriate return on the shareholders' interests in the LTF. This level is the aggregate of the shareholders' share of the with-profits surplus and smoothed investment returns on the embedded values of the SRC and the non profit business. Both the 2002 and 2003 transfers were at target level. Future investment returns and the effect of operational performance will not be reflected immediately in the transfer, but will be smoothed over future periods.

Dividends from the Group's operational subsidiaries, together with the LTF transfer, provide a sound base for our dividend to shareholders.

Group Dividend

Dividends from the Group's operational subsidiaries, together with the LTF transfer, provide a sound base for our dividend to shareholders. It is recommended that the final dividend per share for 2003 be increased by 2.5% to 3.33p (2002: 3.25p).

The rate of growth in the final dividend has been determined by the Board, having regard to our model for prospective LTF transfers and other income streams, as well as to worldwide equity market performance. Dividend recommendations in future periods will similarly be made in the light of prospective income flows and equity market conditions at the time. The 2003 dividend cover, based on MSS operating profit after tax, is 1.2 times (2002: 1.2 times).

Treasury

The Group has a central treasury function which is responsible for the Group's external financing and related interest rate exposure. It manages foreign currency exposure, liquidity, short term investments and counterparty risks. The authorities of the central treasury function are approved by the boards of the companies for which transactions are undertaken and are reviewed annually by the Audit Committee of the Group Board.

Access to the capital markets is maintained through a £2bn Medium Term Note (MTN) programme, which allows for debt capital to be raised in both senior and subordinated form. The latter can satisfy the FSA's proposed Upper Tier 2 and Lower Tier 2 forms of capital for insurance companies, see Figure 17. The Group also makes use of a US$2bn Commercial Paper programme, which facilitates access to both international and domestic money markets. These programmes, together with a number of committed bilateral bank facilities, satisfy the Group's liquidity and working capital needs.

Total debt at the end of 2003 was £1.5bn (2002: £1.6bn). The debt is analysed by type in Figure 16. £1.1bn (2002: £1.1bn) carried a fixed rate of interest. The weighted average cost of the Group's total debt during 2003 was 3.9% p.a. (2002: 4.0% p.a.).

The Group complies with all its borrowing covenants, none of which represents a restriction on funding or investment policy. The Group's current long term and short term debt ratings are, from Standard & Poor's, AA- and A1+ and from Moody's, A1 and P1.

FIG 17. FSA's Proposed Classification of Capital

	Forms of capital	Proposed regulatory classification
Most senior ↑	Senior debt	Debt
	Dated subordinated debt	Lower Tier 2
	Perpetual subordinated debt	Upper Tier 2
	Perpetual preferred securities	Innovative Tier 1
	Preference shares	Tier 1
Most junior	Ordinary shares	Core Tier 1

Tax

The reported rate of tax charge on the AP basis was 23% (2002: tax credit 6%). The principal reason was a low tax charge on the unrealised appreciation in the value of our equity holdings.



Andrew Palmer
Group Director (Finance)

Group Chief Executive, David Prosser, together with some of our Young Excellence Scheme Members. The scheme seeks to provide support to young people who have shown exceptional talent in a particular field, be it sporting or creative.



Corporate Social Responsibility

As part of our annual reporting process, we believe it is important to set out for shareholders not only the financial results of our business activities but also relevant information on how we behave as a company towards our many stakeholders and the wider community.

Accordingly, last year, we published online a detailed Corporate Social Responsibility ("CSR") Report. Feedback on the Report was obtained and many suggested changes have been incorporated into our 2003 CSR Report. This is available online at www.legalandgeneral.com/csr and is summarised below.

CSR Governance

2003 saw the establishment of the Group's first formal CSR Committee. The Committee provides a high level forum for the discussion of Legal & General's social and environmental performance. The Committee reports to the Group Board and comprises senior executives from across the business. It has both executive and non-executive director representation and meets at least three times a year. It reviews social, environmental and ethical risks and opportunities, and monitors progress against objectives.

Our Employees

A new Employee Performance Management Framework was launched this year and rolled out to all UK employees. The Framework seeks to ensure that employee objectives are tightly matched to business objectives, that individual training needs can be readily identified and that our People Values are fully integrated into the appraisal system. We also launched a UK-wide management training programme. The programme, which is accredited by the Institute of Leadership and Management, is designed to enhance management capability throughout the organisation.

Our People Values:

- Integrity
- Openness
- Customer focus
- A can-do mentality
- Results driven
- Teamwork

We continued to embed our Partnership Agreement through local 'Partnership in Action' work with our trades union, Amicus. In particular, we developed a Partnership and Consultation Guide which seeks to provide managers with advice on how to incorporate consultation into their day-to-day activities. Legal & General continues to seek to provide equal opportunities to all employees and potential employees. We seek to conform with both the 1948 Universal Declaration of Human Rights and the 1953 European Convention of Human Rights.

Our Customers

Our success as a business depends ultimately on our ability to meet the requirements and expectations of our current and potential customers. Our corporate strategy is focused on providing broad access to value for money financial products. We carry out extensive market research to understand our customers' requirements and we monitor closely the regulatory developments which impact our product design, sales distribution and customer servicing. We aim to ensure that access to our products is as wide as possible. We have developed a base of distribution partners, including many major banks and building societies, and aim to give all our customers a choice of ways in which to communicate with us. Given the nature of the products we provide, we place great importance on communicating their characteristics fully and accurately to our customers.

Our Communities

During 2003, our Community Involvement programme focused on the promotion and expansion of our employee orientated schemes. A campaign was run to raise awareness of our charity payroll giving programme, following which the number of donors increased by around a third. We also launched our first Legal & General Community Awards, aimed at recognising those employees who dedicate considerable personal time to helping their communities or favourite charities. Our major community partnership programme was also further developed during the year.

To view our full Corporate Social Responsibility Report online, visit: **www.legalandgeneral.com/csr**

Our environmental programme, established in 1999, has achieved valuable results in reducing Legal & General's direct environ-mental impact.

One such partnership established during 2003 is with 'businessdynamics', a charity which seeks to bring business to life for young people, by introducing students aged 14-19 to the opportunities and challenges of business, as well as improving their key skills in preparation for the world of work. Our support for the charity's work in Wales will help ensure that over 5,000 students benefit from the 'businessdynamics' programme.

Our Group Risk team spearheaded our support of the British Heart Foundation's 'Get Active at Work' campaign. We sponsored the charity's Workplace Health Activity Toolkit and took part in an "Activity Month" to raise awareness of the importance of regular exercise.

Our Environment

Our environmental programme, established in 1999, has achieved valuable results in reducing Legal & General's direct environmental impact. The success of our programme has been recognised by external organisations such as Business in the Environment: we were ranked first in the Life Assurance Sector and fourth in the Financial Services sector in their eighth Index of Corporate Environmental Engagement. We achieved all our environmental targets for 2003 with the exception of our target to "ensure that less than 35% of waste produced at target sites is disposed of directly to landfill". The percentage achieved was 38%, due to a delay in installing new office waste recycling systems. The target will be carried forward to 2004. Looking ahead, we are placing greater emphasis on the indirect environmental impact of our business activities and we have increased the number of targets in this area in 2004.

Socially Responsible Investment

During the year, the environmental risks and opportunities faced by over 75% (by market capitalisation) of the FTSE 350 were assessed, in line with our stated 2003 target. In addition, we engaged with 35 companies on both social and environmental issues. We have continued to improve the environmental management of our property investment portfolio. In 2002, ISO 14001 certification was achieved at two target properties. A further four were required to demonstrate, via internal audit, compliance with all elements of the environmental management system by the end of 2003. This target has been achieved. ■



Members of our Group Risk team took the British Heart Foundation's 'Get Active at Work' campaign to heart! A number of our employees are also taking part in the 2004 London Marathon in support of the charity.

Board of Directors

1

2

3

4

5

6

7

8

9

10

11

12

13

14

15


1 Rob Margetts CBE
Chairman. Aged 57. He is also Chairman of BOC Group PLC, a director of Anglo American Plc and Chairman of their Remuneration Committee, and Chairman of the Natural Environment Research Council. Also a member of the Council of Science and Technology, a Trustee of the Council for Industry and Higher Education and a Governor of the Imperial College of Science, Technology and Medicine. He was formerly a director and Vice Chairman of Imperial Chemical Industries Plc. Appointed in 1996 and Chairman in 2000. He is Chairman of the Nominations Committee.

2 David Prosser
Group Chief Executive. Aged 59. Joined Legal & General in 1988 as Group Director (Investments). Appointed Group Chief Executive with effect from 11 September 1991. Previously, he held positions at British Coal, where he was Chief Executive of CIN (the pensions investment management company), at Sun Alliance (the insurance company) and at Hoare Govett (the stockbroker). He is a non-executive director of the Intercontinental Hotels Group PLC. He is a Fellow of the Institute of Actuaries and holds a degree from the University College of Wales, Aberystwyth.

3 Andrew Palmer
Group Director (Finance). Aged 50. Joined Legal & General in 1988 from Commercial Union. He was appointed to the Board as Group Director (Services) on 1 January 1996 and became Group Director (Corporate Business) on 1 July 1999. Appointed Group Director (Finance) with effect from 1 January 2001. He is a non-executive director of Slough Estates PLC. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

4 Bernard Asher
Vice Chairman, Senior Independent Director, Chairman of the Remuneration Committee and a member of the Nominations Committee. Aged 67. Chairman of Lonrho (Africa) Plc. Vice Chairman of the Court of Governors of the London School of Economics and Political Science. Appointed in 1998.

5 Kate Avery
Group Director (Retail Distribution). Aged 43. Joined Legal & General in 1996 as Director (Marketing). She became Director (Group Marketing and Direct) in 1997 and Retail Customer Director in 1999. Appointed to the Group Board on 1 January 2001. She was previously Managing Director of Barclays Stockbrokers Ltd. and Barclays Bank Trust Company Ltd. She has an MBA from Cranfield School of Management. She is a member of the Government's Advisory Committee on Business Standards and the Environment.

6 Tim Breedon
Group Director (Investments). Aged 45. Joined Legal & General in 1987 and became Director (Index Funds) in 1994. Promoted to Managing Director (Index Funds) on 1 January 2000. He was appointed Group Director (Investments) with effect from 1 January 2002. He holds a degree from Oxford University. He initially joined Standard Chartered Bank before moving to the London Business School where he took an MSc in Business Administration. He is a member of the Corporate Social Responsibility Committee.

7 Frances Heaton
Independent, non-executive director. Aged 59. She is a non-executive director of AWG PLC and Chairman of its Audit Committee. She was previously Deputy Chairman and Chairman of the Audit Committee of WS Atkins PLC and a non-executive director of the Bank of England. She was formerly an executive director of Lazard Brothers & Co. Limited. Appointed in July 2001. She is a member of the Audit and Nominations Committees.

8 Beverley Hodson OBE
Independent, non-executive director. Aged 52. Director of the National College for School Leadership. She was formerly Managing Director of UK Retail, WH Smith Group Plc, Managing Director of Children's World, which was part of Boots Company PLC, and Managing Director of Dolcis, Bertie Shoes and Cable & Co., which were part of Sears Plc. She was previously a non-executive director of M&G Group (Prudential) and a member of the North Yorkshire & Humberside Regional Development Agency. Appointed in December 2000. She is a member of the Remuneration and Nominations Committees.

9 Barrie Morgans
Independent, non-executive director and Chairman of the Audit Committee and member of the Nominations Committee. Aged 62. He was formerly Chairman of Azlan Group Plc and Chairman and Chief Executive of IBM UK Holdings Limited. Appointed in 1997.

10 Tim Parker
Independent, non-executive director. Aged 48. Currently Chief Executive of Kwik-Fit Holdings and a non-executive director of Boots Company PLC, he was previously Chief Executive of C. & J. Clark Ltd., Chief Executive of Kenwood Appliances Plc and a member of the South West Regional Development Agency. Appointed in 2002. He is a member of the Audit and Nominations Committees.

11 Robin Phipps
Group Director (UK Operations). Aged 53. Joined Legal & General in 1982 from British Gas and was appointed I.T. Director in 1985. He was appointed to the Board as Group Director (Sales & Marketing) on 1 January 1996 and became Group Director (Retail Business) on 1 July 1999. Appointed Group Director (UK Operations) with effect from 1 January 2001.

12 John Pollock
Group Director (Product and Corporate). Aged 45. Joined Legal & General in 1980 on graduating from Strathclyde University. He worked in I.T. and customer services before taking responsibility in 1994 for our employed sales force. In 1998, after two years as Managing Director, Legal & General Asia, he was appointed Director, UK Operations, running our large service units in Hove and Cardiff. He was appointed to the Board with effect from 11 December 2003.

13 Dr Ronaldo Schmitz
Independent, non-executive director. Aged 65. Non-executive director of GlaxoSmithKline Plc, Rohm & Hass Co. and the Cabot Corporation. He was formerly a director of Deutsche Bank AG. Appointed in October 2000. He is a member of the Remuneration and Nominations Committees.

14 James Strachan
Independent, non-executive director. Aged 50. Chairman of the Audit Commission. A member of the Board and Audit Committee of Ofgem and of the DTI Business Board. He was a Managing Director of Merrill Lynch and was previously with Chase Manhattan. He is Chairman of RNID and a Trustee of Somerset House. He was appointed to the Board with effect from 1 December 2003. He is a member of the Audit, Nominations and Corporate Social Responsibility Committees.

15 Sir David Walker
Independent, non-executive director. Aged 64. Senior adviser to Morgan Stanley International Limited, of which he was formerly Executive Chairman, and Chairman of the London Investment Banking Association. He was previously an Executive Director of the Bank of England, Chairman of the Securities & Investments Board and a Deputy Chairman of Lloyds Bank. Appointed in March 2002. He is a member of the Remuneration and Nominations Committees. He will take up the appointment of Vice Chairman, Senior Independent Director and Chairman of the Remuneration Committee following the AGM in April 2004.

Corporate Governance

The Group has complied throughout the year with the provisions of The Combined Code on Corporate Governance issued in June 1998 (the Combined Code), as annexed to the listing rules of the Markets Division of the Financial Services Authority (FSA) except in respect of the publication of proxy votes at the Annual General Meeting (AGM), which is referred to below.

The Board

The Board determines the strategic direction of the Group and reviews its operating and financial position. The Board has a formal schedule of matters specifically reserved to it, which can only be amended by the Board itself and which is reviewed annually. The Board meets at least 11 times during the year.

Directors

Appointments to the Board are the responsibility of the full Board on the recommendation of the Nominations Committee. New directors have a formal induction programme. The Board and its directors are subject to annual appraisal. The aim is to improve both individual contributions and group achievement. The appraisal is facilitated by an external consultant, culminating in individual directors' interviews with the Chairman (in the case of the Chairman, the interview is conducted by the Vice Chairman). A full report is provided to the Board and consequent actions are agreed. All directors submit themselves for re-election at AGMs at least once every three years.

There is a continuing training programme for directors and senior managers which is approved by the Nominations Committee. In 2003 it included educational and business awareness programmes.

The majority of the Board are independent, non-executive directors with a wide business experience and whose remuneration consists only of fees. They have access to all information relating to the Group, the advice and services of the Group Secretary and, as required, external advice at the expense of the Group. At the end of 2003 there were nine non-executive directors.

There is a clear division of responsibility between the Chairman and the Group Chief Executive. The roles of the Chairman, Group Chief Executive and directors are clearly defined, so as to give no individual unfettered powers of decision. The Vice Chairman (the Senior Independent Director) and the other non-executive directors are independent.

There is a formal, rigorous and transparent procedure for the appointment of new directors to the Board. The Board is supplied in a timely manner with information in a form and of a quality appropriate to enable it to discharge its duties.

Relations with shareholders

The Board attaches high importance to maintaining good relationships with shareholders. There is regular dialogue with institutional shareholders. However, care is exercised to ensure that any price-sensitive information is released at the same time to all shareholders, institutional and private, in accordance with the requirements of both the FSA and the London Stock Exchange.

The Board regards the AGM as an important opportunity to communicate directly with private investors. Board members, including the chairmen of the Remuneration, Nominations and Audit Committees, attend the meeting and are available to answer questions.

In order that shareholders present are aware of the other shareholders' voting intentions, the details of proxy votes are distributed immediately prior to the AGM.

Board Committees

The Remuneration Committee, the Nominations Committee, the Group Risk and Compliance Committee (GRCC) and the Audit Committee are standing committees of the Board. The role and operation of the Remuneration Committee is set out in the Directors' Report on Remuneration on pages 29 to 34.

Nominations Committee

The Nominations Committee is chaired by the Chairman of the Board and is composed of all non-executive directors. It is responsible for proposing the appointment of new Board directors. In doing so, it considers the composition of the Board, the demands made on the Board and its committees and the requirements of good corporate governance. The Report of the Nominations Committee is set out on page 36.

Group Risk and Compliance Committee

The GRCC is chaired by the Group Chief Executive and comprises senior managers drawn from across the Group and meets monthly. Its primary role is to ensure there are appropriate processes in place across the Group to identify, assess, monitor and control critical risks facing the Group, including regulatory risks. It reports regularly to the Group Board and its minutes are available to the Audit Committee. The Chairman of the Audit Committee attends its meetings.

Audit Committee

The Audit Committee is chaired by Barrie Morgans. Frances Heaton, Tim Parker and James Strachan are its other members. It met four times during the year to:

- review and advise the Board on the Group's interim and annual financial statements, its accounting policies, and on the control of its financial and business risks,
- review the nature and scope of the work to be performed by the external and internal auditors, the results of that work and management's response; and
- make recommendations on the appointment and remuneration of the external auditors and review the non-audit services provided to the Group by the external auditors.

The Audit Committee meets with executive directors and management, as well as privately with both external and internal auditors. The chairman reports the outcome of meetings to the Board and the Board receives the minutes of all Committee meetings.

The Report of the Audit Committee is set out on pages 35 to 36.

Internal control

The Board has overall responsibility for the Group's internal control systems and for monitoring their effectiveness. Implementation and maintenance of the internal control systems are the responsibility of the executive directors and senior management. The performance of internal control systems is reviewed regularly by the Audit Committee and boards of subsidiary companies.

The Board regularly reviews actual and forecast performance of its businesses compared with their one year plans, as well as other key performance indicators.

Lines of responsibility and delegated authorities are clearly defined. The Group's control policies and procedures are set out in an operating manual, which is regularly updated and distributed throughout the Group. Executive directors are required to confirm compliance with these policies throughout the year. The results of this confirmation process are reported to the Audit Committee.

The arrangements for establishing policies in respect of the key risks to the Group are set out below.

The Chairman and Group Chief Executive oversee the policies for employee selection, assessment and development and have direct involvement in senior management appointments. Succession planning and contingency arrangements are in place for senior management and have been reviewed by the Board. The Group seeks to conduct business in accordance with ethical principles and there is guidance for employees on the standards required.

Review of internal control

The Combined Code requires directors to review and report to shareholders on the Group's internal control systems, which include financial, operational and compliance controls, and risk management.

Established procedures, including those already described, are in place to comply with the Combined Code. The Board assesses the effectiveness of internal control systems on the basis of:

- regular reports by management to their main operating boards, and the Audit Committee on the adequacy and effectiveness of internal control systems and significant control issues;
- the GRCC's review of the continuous group-wide process for formally identifying, evaluating and managing the significant risks to the achievement of the Group's objectives;
- compliance reports and presentations from the Head of Compliance on, at least, a quarterly basis; and
- presentations of the results of internal audits to the Audit Committee by the Group Chief Internal Auditor.

The Board takes regular account of the significance of social, environmental and ethical matters to the businesses of the Group. The GRCC's review of the significant risks to the Group includes these matters. The work of the Corporate Social Responsibility Committee, which is chaired by the Director (Resources and International), is set out on pages 22 to 23.

The Group's internal control systems are designed to manage, rather than eliminate, the risk of failure to meet business objectives and can only provide reasonable, and not absolute, assurance against material misstatement or loss. In assessing what constitutes reasonable assurance, the Board has regard to materiality and to the relationship between the cost of, and benefit from, internal control systems.

The results of the ongoing monitoring of financial, operational and compliance controls, and the risk management process, are reported to the Board. The Board was able to conclude, with reasonable assurance, that appropriate internal control systems had been maintained throughout the year.

Internal Audit

Internal Audit advises management on the extent to which systems of internal control are effective; are adequate to manage business risk; safeguard the Group's resources; and ensure compliance with legal and regulatory requirements. It provides objective assurance on risk and control to senior management and the Board.

Internal Audit's work is focused on areas of greatest risk to the Group as determined by a structured risk assessment process involving executive directors and senior managers. The output from this process is summarised in a plan which is approved by the Audit Committee. The Group Chief Internal Auditor reports regularly to the Group Chief Executive and to the Audit Committee.

Compliance

The Group Compliance function is responsible for oversight of the Group's compliance with regulatory requirements and standards. This encompasses the provision of policy advice and guidance to the regulated firms, oversight of regulated firms' compliance arrangements to assess whether firms have appropriate systems, procedures and controls in place to manage their permitted regulatory activities, and oversight of regulatory risks arising from authorised firms' compliance responsibilities.

Management of Risk

The Group, in the course of its business activities, is exposed to Insurance, Market, Credit, Liquidity and Operational risks. Overall responsibility for the management of these risks is vested in the Group Board. To support it in this role, a risk framework is in place comprising formal committees, risk assessment processes and review functions. The framework provides assurance that risks are being appropriately identified and managed and that an independent assessment of risks is being performed.

Committee Structure

Oversight of risk management framework is performed on behalf of the Group Board by its sub-committee, the GRCC. In order to provide more detailed management of credit, market, liquidity and insurance risks across the Group, the following sub-committees of the GRCC are in place:

Committee	Role	Membership
Group Credit Committee	To set limits for the Group's exposure to any single counter-party failure and to manage exposures within these established limits.	Group Director (Finance) Group Director (Investments) Group Treasurer
Group Asset & Liability Committee (ALCO)	To ensure that the Group's assets and liabilities are appropriately managed.	Group Director (Finance) Group Director (Investments) Group Actuary Appointed Actuary
Group Pricing & Insurance Risk Committee	To ensure that products are appropriately designed and priced and that appropriate processes are in place to identify, assess, monitor and, where deemed appropriate, reinsure risk.	Group Director (Product and Corporate) Group Actuary Appointed Actuary Director (UK Finance)

In addition, Risk & Compliance Committees (RCCs) are in place for each of the main operational business units of the Group. These committees are predominantly responsible for the management of operational risks and regulation. RCCs formally report both to their operating boards and to the GRCC on a monthly basis.

Risk Assessment Processes

A continuous group-wide process is in place for formally identifying, evaluating and managing the significant risks to the achievement of the Group's objectives. A standard approach is used to assess risks. Risk Review Functions and senior management review the output of assessments. A Group-wide Risk Assessment process is used to provide determination of key risks within the Group reported to the GRCC.

Risk Review Functions

Group and firm level Risk Review Functions provide oversight of risk management within the Group. Their responsibilities include the evaluation of changes in the business operating environment and business processes, the assessment of these changes on risks to business and monitoring mitigating actions. Functions also ensure that risk committees are provided with meaningful risk reports and that there is appropriate information to assess risk issues.

Details of the categories of risk to the Group and high-level management processes are set out below. The Group has defined policies for the management of its key risks, adherence to which is monitored by Risk Review Functions and independently confirmed by Group Internal Audit. The GRCC annually reviews and approves these policies.

Insurance Risk

Insurance risk is the risk arising from higher claims being experienced than was anticipated when the premium, bonus rates and surrender value levels were set.

Insurance risk is implicit in the Group's insurance business arising as a consequence of the type and volume of new business written, the concentration of risk in particular policies or groups of policies subject to the same risks.

The Group controls its insurance exposures through underwriting and pricing authorities which set out the risks which may be accepted. Pricing is based on assumptions, such as mortality and persistency, which have regard to past experience and to trends. Insurance exposures are further limited through reinsurance.

Reinsurance may be used to reduce potential loss to the Group from individual large risks and catastrophic events. It may also be used to manage capital or to provide access to specialist underwriting expertise. Reinsurance is predominantly ceded by treaties which automatically cover a proportion of all risks meeting prescribed criteria.

The principal General Insurance reinsurances are excess of loss catastrophe treaties, under which the excess of accumulation of claims from an event, above an agreed retention level, is recovered from reinsurers. The effective retention for 2004 is £30m (2003: £25m) and this represents the maximum net probable loss from any one event within our principal household account.

The Pricing & Insurance Risk Committee has oversight for the management of insurance risk across the Group.

Market Risk

Market risk is the risk arising from fluctuations in interest and exchange rates and market valuations which may affect assets, liabilities and the mismatch between the two.

The ALCO establishes investment policies for shareholders' and policyholders' funds on the basis of sound asset/liability management principles.

The investment policies for long term and other business have due regard to the nature of liabilities and guarantees and other embedded options given to policyholders. The interest rate risk of such liabilities is normally managed by investing in assets of similar duration, where possible. It is further managed by maintaining capital sufficient to cover the consequences of mismatch under a number of adverse scenarios and by the use of derivatives.

The Group is also potentially exposed to loss as a result of fluctuations in the value of, or income from, assets denominated in foreign currencies. Balance sheet foreign exchange currency translation exposure in respect of the Group's international subsidiaries is actively managed in accordance with a policy, agreed by the Group Board, which allows between 25% and 75% of net foreign currency assets to be hedged.

Credit Risk

Credit risk is the risk that the Group is exposed to loss if another party fails to perform its financial obligations to the Group.

Credit risk is not sought in its own right. However, the investment of shareholders' and policyholders' monies requires credit risks to be taken. Exposure to credit risk also arises in the reinsurance of insurance contracts. Credit risk is managed through the setting and regular review of detailed counterparty credit and concentration limits. Compliance with these limits for investment and treasury transactions is monitored daily. The Group Credit Committee oversees these processes.

Liquidity Risk

Liquidity risk is the risk that the Group, though solvent, either does not have sufficient financial resources available to enable it to meet its obligations as they fall due or can secure them only at excessive cost.

A degree of liquidity risk is implicit in the Group's businesses. Liquidity risk arises as a consequence of the uncertainty surrounding the value and timing of cash flows. The Group's Treasury function manages liquidity to ensure the Group maintains sufficient liquid assets and standby facilities to meet a prudent estimate of its net cash outflows over a period of two years. The Group ALCO oversees the management of liquidity risk.

Operational Risk

Operational risk is the risk arising from inadequate or failed internal processes, people and systems, or from external events.

The Group identifies and assesses operational risk as part of its continuous risk assessment processes. RCCs ensure that appropriate policies and procedures are in place for these risks and that they are properly controlled. There are detailed procedures covering specific areas of operational risk.

Contagion Risk

The occurrence of a risk in one part of the Group may result in contagion risk elsewhere in the Group. Such matters are assessed and monitored by the GRCC.

Prudential regulation and the Appointed Actuary

Most of the activities of the Group relate to businesses which are subject to prudential regulation and require management to operate in a sound and prudent manner. In the UK, the Financial Services and Markets Act 2000 (the Act) has established the FSA as the regulator for most Group operations. The Act, in particular, requires long term insurance business to be written within long term insurance funds, for which the actuaries appointed under the Act have certain legal accountabilities. Appointed actuaries are subject to the disciplines of professional conduct and guidance and have a reporting relationship to the directors of the relevant insurance company and to the FSA. They have access to their boards and must report fully and impartially on the financial condition of the funds, annually quantifying and confirming each fund's liabilities and solvency position. The FSA receives a copy of these reports. The report of the Appointed Actuary for the UK long term fund is subject to a peer review by an external actuary.

Going concern

The directors have prepared the financial statements on the going concern basis consistent with their view, formed after making appropriate enquiries, that the Group is operationally and financially robust.

Remuneration Committee

The Committee is chaired by Bernard Asher and the other members are Beverley Hodson, Ronaldo Schmitz and Sir David Walker. By invitation the meetings are also attended by the Group Chief Executive, except when his own remuneration is being considered, and the Group's Chairman. The Resources & International Director, Gareth Hoskin, attends as the executive responsible for remuneration policy.

The remuneration strategy, policy and approach for all staff is reviewed annually by the Committee. The Committee also makes recommendations to the Board each year in respect of executive directors' remuneration. In February 2004, the recommendations were all accepted. All share schemes are established and monitored by the Committee.

Hewitt Bacon & Woodrow were first appointed in April 2002 by the Remuneration Committee and again in 2003 to verify that the 2003 remuneration practice for executive directors follows the policy set out in the 2002 Report on Remuneration. Their statement is at the end of this report.

In November 2003, the Committee considered whether it should appoint its own external consultants independent of management to advise upon remuneration. The Committee currently feels it is sufficiently advised but will review this decision periodically. The Head of Remuneration, Geoff Tucker, provides information drawn from a variety of sources and he provides analysis to the Committee.

Remuneration Policy

The Group's remuneration policy is the same for all employees and is designed to support recruitment, motivation and retention. Remuneration is considered within the overall context of both the sector of which the Group is a part and the Group's individual businesses. The objective continues to be to pay at the relevant mid-market level with a package designed to align the interests of the employees with the shareholders and with a significant proportion of total remuneration dependent upon performance. This policy is described in more detail below for executive directors.

Remuneration Policy for Non-executive Directors

Non-executive directors are appointed for a period of three years. They may be re-appointed for a further three years and, if considered appropriate and depending on performance, a final period of three years. Their dates of appointment are shown earlier in the list of directors. Fees for the non-executive directors are determined by the Group Board, based on a range of external information and set within the aggregate limits contained in the Articles of Association. £30,000 per person of the fees (£60,000 for the Chairman) is paid with the expectation that the amount after UK tax is used to buy Legal & General shares, which will be retained for the remaining period of office. All fees are non-pensionable. There is no other remuneration apart from fees except where the Company meets authorised expenses of non-executive directors incurred on Legal & General activities.

Remuneration Policy for Executive Directors

The remuneration of the Group's executive directors comprises salary, the possibility of an annual cash bonus based upon performance, deferred bonus, participation in long-term incentive plans with returns based on share performance, together with pensions and other benefits. Share and bonus schemes are structured to provide a strong alignment of interest between the individual and the shareholders. No fees are paid to executive directors.

Remuneration reflects individual experience and responsibility. It is based on relevant individual market comparators, related to job size, function and sector, and individual and company performance. Around 40% (50% for Tim Breedon) of directors' total remuneration (excluding pension) is dependent on median performance with a maximum of up to three quarters of remuneration (using share price at grant). Judgements are based on a range of external information, mainly from major remuneration consultants (including Towers Perrin, Watson Wyatt, Deloittes, Monks and McLagan). These consultants are not used to give advice to the company or committee. The practice is to use at least two independent sources of information for each individual decision. The executive director comparator market is considered to be mainly the FTSE 100 companies, with special reference to major companies in the UK financial services sector.

Salary

The policy is to pay salaries at the mid-market level for the individual performance within the context of the relevant market for the job. This is the only pensionable remuneration. Salaries are reviewed annually with effect from January.

Variable cash bonus

The immediate annual cash bonus is based on the mid-market bonus for the job in comparator companies. The amount varies according to the performance of the business and the individual, measured against pre-determined objectives, with bonus rather than salary being the reward for high performance. These objectives for 2004 are outlined in the table below. Compliance with regulations is a major determinant of bonuses. There is a maximum cash bonus of 60% of salary. This cap will only be exceeded in exceptional circumstances where market practice, together with business and individual performance, makes it appropriate.

Each executive director has five or six objectives each year, which look particularly at performance relative to our competitors. One of these is a Group Achieved Profits target applicable to all executives. The other objectives are specific measures of achievement by business or individual. These objectives are weighted according to their importance, and their achievement generates a multiplier of the normal market bonus, which is achieved at median performance. The objectives for 2004 are shown below. The bonus which results from the delivery of these objectives will be reviewed by the Committee based on its view of the executive's overall performance.

These objectives are Achieved Profits basis operating profit for all executives, together with four or five individual objectives.

For David Prosser, these are based on the value of the business, new business growth and profitability, Group capital management, strategic planning and the distribution mix.

For Andrew Palmer, these are based on external financial reporting, provision of financial and operating information, Group capital management, control of the worldwide cost base, execution of strategic projects, and maintaining and strengthening the control environment.

For Tim Breedon, these are based on the operating profit for LGIM, their new business targets, performance of active funds, development of the property business and re-launch of retail active equities.

For Robin Phipps, these are new business value added and sales volumes for UK Operations (which also apply for Kate Avery and John Pollock), distribution strategy, controlling unit costs and service, positioning Legal & General as a leading UK provider and meeting new regulatory requirements.

For Kate Avery, the further objectives are delivery of distribution strategy, responding to housing related regulations and profit targets for General Insurance.

For John Pollock, they are performance of the retail investment business and developing and delivering new products and strategies.

Deferred bonus

The deferred bonus scheme used for 2003 performance was the Share Bonus Plan. The Plan grants conditional shares which are held in a trust for three years. It is a deferred bonus scheme based on annual performance, not a long term incentive plan. Thus there are no performance conditions for release. The usual award is at 60% of the cash bonus, ie 37.5% of the total bonus. No dividends are paid and shares are not normally released if the executive leaves the Group's employment. The value of the shares awarded to directors is reported in the year of performance. The maximum award is 36% of salary. It is intended to use a revised version of this Plan next year, with dividends paid, if shareholders agree.

Long term incentives

The Group's Long Term Incentive Plans have been developed to reflect market practice and to provide long term management focus and motivation. The Committee believes that a significant element of executives' remuneration should be linked to the delivery of above average long term returns for shareholders. Executives' interests in both relative and absolute share price performance are important. This is facilitated by the use of share schemes and the encouragement to grow a significant personal shareholding in the business. The Group Chief Executive is expected to have a holding of shares valued at twice salary while the other executive directors will be expected to build towards a holding valued at one times their salary. The Committee will decide whether individual holdings are sufficient to allow future grants.

There are two long term Plans, the Performance Share Plan and the Executive Share Option Scheme. Only one of these is used for an individual in any one year.

The Committee reviews the quantum of share options granted each year to ensure that it is in line with the market. The maximum annual grant is currently two times salary.

Conditional shares are granted under the Performance Share Plan, based upon individual and Company performance, to top managers. The Plan was used to offer these performance shares in 2004 in respect of 2003 performance.

Under the Performance Share Plan, the number of performance shares transferred to the individual is dependent on the Legal & General's Total Shareholder Return (TSR) compared with that of the other FTSE 100 companies at the date of award, measured over a three year period. The minimum number of performance shares is transferred if the TSR is above median. The number increases proportionately to a maximum of four times the performance shares for performance at or above the twentieth position. Any shares arising from 2001, 2002 and 2003 grants will be released in 2004, 2005 and 2006 respectively, provided the performance targets are met. Additionally, the Committee assesses whether the underlying performance of the Company is acceptable against a number of parameters which, for 2004 grants, will be market share, partnerships gained and maintained, cost constraint, capital management and shareholder perception.

Share options will only vest if the Group's TSR exceeds the median TSR for the FTSE 100 companies for a period of at least three years, commencing on the date of grant. This is based on averaging of share price for the month of grant and vesting together with immediate dividend reinvestment. The FTSE 100 is considered the most appropriate comparator group as there is no reasonable industry grouping for comparison. Options are already a geared investment, so additional gearing through staggered vesting is not seen as appropriate.

A chart is shown below which gives Legal & General's TSR compared with the FTSE 100 TSR over the last five years. TSR is the change in the share price plus dividends re-invested in Legal & General shares.

Five Year TSR Performance Graph


140
120
100
80
60
40
1998
1999
2000
2001
2002
2003
Legal & General
FTSE 100

Five years to 31 December 2003

Rebased 31 December 1998 = 100

Source: Datastream (Thomson Financial)

Future Share Schemes

We have reviewed our share schemes and have proposed revisions for the Annual General Meeting (AGM) which are intended to be implemented for 2005. This report should be read in conjunction with the shareholders' letter about these proposals.

Group Chief Executive

Following the deferral of the Group Chief Executive's retirement from his Normal Retirement Date in 2004, the Committee wish to ensure that he continues to be rewarded appropriately. As he is no longer eligible for share options or performance shares, the Committee decided to introduce a revised package for 2003 performance. This is based on salary, immediate cash bonus, participation in the normal Share Bonus Plan and further participation in the Plan payable on meeting performance conditions currently used for the Performance Share Plan but at one half the level of grant in that Plan. The Share Bonus Plan arrangements are adjusted to reflect his departure in 2006. This approach will align the Group Chief Executive's pay with that of the other directors, although at a lower level of deferred pay. A similar approach will be used for 2004 performance.

Other Share Schemes

There are share schemes for all UK employees. Executive directors participate on the same terms as all UK employees in the Inland Revenue approved Save As You Earn share option scheme, the Company Share Option Plan and the Employee Share Plan.

Benefits

Other benefits provided by the Group are:

- a car allowance;
- medical insurance; and
- staff discounts. Legal & General products can be acquired by executive directors on the terms applicable to other members of staff.

The Executive Share Option Scheme was used in 2004 for 2003 performance for the top 50 managers only. They were given the alternative of four share options for one performance share. This scheme will not be used next year and will only be used in the future after submitting the scheme with any appropriate revisions to an AGM as part of the Directors' Report on Remuneration.

Directors' Remuneration[i]

	Salary/fees £'000	Benefits £'000	Expenses £'000	Annual Bonus Cash £'000	Annual Bonus Deferred £'000	Total **2003 £'000**	Total 2002 £'000	Performance Share Plan **2003 £'000**	Performance Share Plan 2002 £'000
Executive:									
Kate Avery	267	18	–	100	60	**445**	427	**25**	22
Tim Breedon*	300	18	–	175**	108	**601**	631	**25**	–
Andrew Palmer	340	18	6	20**	84	**468**	588	**64**	82
Robin Phipps	360	18	–	145	87	**610**	613	**64**	82
John Pollock***	9	1	–	4	2	**16**	–	**–**	–
David Prosser	680	18	7	325	195	**1,225**	1,351	**140**	179
Former Executive:									
Gareth Hoskin****	205	16	–	60	36	**317**	374	**25**	22
	2,161	107	13	829	572	**3,682**	3,984	**343**	387
Non-executive:									
Bernard Asher	87	–	–	–	–	**87**	77	**–**	–
Frances Heaton	57	–	1	–	–	**58**	47	**–**	–
Beverley Hodson	57	–	–	–	–	**57**	47	**–**	–
Rob Margetts	207	–	–	–	–	**207**	187	**–**	–
Barrie Morgans	67	–	–	–	–	**67**	57	**–**	–
Tim Parker	57	–	–	–	–	**57**	37	**–**	–
Ronaldo Schmitz	57	–	3	–	–	**60**	47	**–**	–
James Strachan*****	5	–	–	–	–	**5**	–	**–**	–
Sir David Walker	57	–	–	–	–	**57**	42	**–**	–
Former non-executive:									
Alan Wheatley	–	–	–	–	–	**0**	21	**–**	–
	2,812	107	17	829	572	**4,337**	4,546	**343**	387

* In March 2004 Tim Breedon also received a cash bonus of £53,334 deferred from 2001 (March 2003; £44,167 deferred from 2000) in recognition of his success in his previous role of Managing Director (Index Funds).

** Before their award, Tim Breedon and Andrew Palmer sacrificed cash bonuses of £75,000 and £120,000 respectively. Equivalent amounts will be paid in to the Legal & General Group UK Senior Pension Scheme to secure them additional pension benefits.

*** Appointed 11 December 2003. John Pollock's salary and bonus have been apportioned accordingly.

**** Resigned 11 November 2003. Gareth Hoskin remains an employee of Legal & General Group Plc and his salary and bonus have been apportioned accordingly.

***** Appointed 1 December 2003.

David Prosser also received an award of 170,000 shares under the Share Bonus Plan. These will be subject to the same performance condition as performance shares in the Performance Share Plan, that is that Legal & General's TSR must be above the median of that of the other FTSE 100 companies at the date of award. The remuneration of the highest paid director in 2003, excluding pension entitlement and the value of options granted, but including the value of shares received under the long term incentive scheme, was £1,365,000. The remuneration of the highest paid director in 2002 was £1,555,000; including gains on the exercise of share options of £25,000.

The Performance Share Plan award in the table above is the Group's long term incentive scheme for which the 2000 award matured in 2003. The performance condition was as described earlier under Long Term Incentives. The Group's TSR ranked 43rd in the returns for other FTSE 100 companies over the period 2000/2003. Accordingly, 1.7 times the basic number of shares under the Plan were transferred to the executive directors. The cash value is shown above.

Directors' Share Interests[i]

The holdings of directors in office at the end of the year in the shares of the Company, including shares awarded under the Employee Share Plan and Restricted Share Plan in previous years but not vested, are shown below. These exclude shares awarded by the Company under the Share Bonus Plan and the Performance Share Plan.

	31 December 2003	1 January 2003*		31 December 2003	1 January 2003*
Bernard Asher	62,114	38,881	Tim Parker	30,933	9,465
Kate Avery	342,448	256,460	Robin Phipps	885,501	795,838
Tim Breedon	671,757	634,461	John Pollock	178,853	178,853
Frances Heaton	35,503	14,035	David Prosser	2,347,017	2,152,617
Beverley Hodson	35,588	14,120	Ronaldo Schmitz	42,862	21,394
Rob Margetts	247,836	141,505	James Strachan	12,008	12,008
Barrie Morgans	71,994	50,526	Sir David Walker	84,837	9,465
Andrew Palmer	481,226	382,736			

* or date of appointment if later

Share Options[i]

Options awarded to executive directors under the Company Share Option Plan and Executive Share Option Scheme or acquired under the Company's Save As You Earn/Share Option schemes comprise:

Movements in year

		Share options 1 Jan 2003	Options (exercised /lapsed) granted	Share options 31 Dec 2003	Exercise price (p)	Earliest exercise date	Latest exercise date
Kate Avery	(SAYE)	32,978	(32,978)	0	59	3.10.03	2.4.04
	(SAYE)	15,763	(15,763)*	0	114	1.5.09	31.10.09
	(SAYE)		32,272	32,272	55	1.4.10	30.9.10
	(CSOP)	545		545	159	11.4.03	10.4.10
	(CSOP)	19,589		19,589	149	10.4.04	9.4.11
	(ESOS)	220,430		220,430	149	10.4.04	9.4.11
				272,836			
Tim Breedon	(SAYE)	8,455	(8,455)*	0	115	1.10.02	31.3.03
	(SAYE)	11,515		11,515	82	1.10.05	31.3.06
	(CSOP)	545		545	159	11.4.03	10.4.10
	(ESOS)	78,115		78,115	163	23.4.02	22.4.09
				90,175			
Andrew Palmer	(SAYE)	7,782	(7,782)*	0	125	2.4.04	1.10.04
	(SAYE)		29,863	29,863	55	1.4.08	30.10.08
	(CSOP)	545		545	159	11.4.03	10.4.10
	(CSOP)	19,589		19,589	149	10.4.04	9.4.11
	(ESOS)	307,710		307,710	149	10.4.04	9.4.11
	(ESOS)	436,400		436,400	147	10.4.05	9.4.12
	(ESOS)		700,000	700,000	78	10.4.06	9.4.13
				1,494,107			
Robin Phipps	(SAYE)	6,818	(6,818)*	0	114	4.4.03	3.10.03
	(SAYE)	1,555		1,555	125	2.4.04	1.10.04
	(SAYE)		13,745	13,745	55	1.4.06	30.9.06
	(CSOP)	545		545	159	11.4.03	10.4.10
	(CSOP)	19,589		19,589	149	10.4.04	9.4.11
	(ESOS)	362,260		362,260	149	10.4.04	9.4.11
				397,694			
John Pollock	(SAYE)	5,376	(5,376)*	0	128	3.9.03	2.3.04
	(SAYE)	2,945	(2,945)*	0	115	1.9.04	28.2.05
	(SAYE)	5,938	(5,938)*	0	114	5.4.05	4.10.05
	(SAYE)		29,863	29,863	55	1.4.08	30.9.08
	(CSOP)	545		545	158	11.4.03	10.4.10
				30,408			
David Prosser	(SAYE)	7,827		7,827	124	1.9.03	29.2.04
	(CSOP)	545		545	159	11.4.03	10.4.10
	(CSOP)	19,589		19,589	149	10.4.04	9.4.11
	(ESOS)	1,507,810		1,507,810	149	10.4.04	9.4.11
				1,535,771			

* 53,077 options lapsed during 2003. As at 31 December 2003, there were 3,003,733 options outstanding for executive directors where the exercise price exceeded the market price of 100.25p. The range of share price during 2003 was 60.00p to 108.25p.

The Company's register of directors' interests, which is open to inspection, contains full details of directors' shareholdings and share options.

Pension Entitlements[i]

	Age at 31 December 2003	Increase in accrued pension in 2003 £'000	Accumulated accrued pension at 31 December 2003 £'000	Transfer value of accrued benefits at 31 December 2003 £'000	Transfer value of accrued benefits at 31 December 2002 £'000	Increase/ (decrease) in 2003 £'000
Kate Avery	43	2	12	99	75	24
Tim Breedon	45	9	87	766	605	161
Andrew Palmer	50	15	139	1,618	1,284	334
Robin Phipps	53	14	181	2,461	2,039	422
John Pollock	45	7	65	590	461	129
David Prosser	59	43	450	8,198	6,610	1,588

The increase in accrued pension during the year excludes any increase for inflation.

Executive directors are entitled on retirement from Legal & General at age 60 and subject to statutory limits to pensions as follows:

- Andrew Palmer, Robin Phipps and David Prosser: two thirds of their annual salary.
- Tim Breedon and John Pollock: one sixtieth of eligible salary for each year of service.
- Kate Avery: as Tim Breedon and John Pollock but capped at the statutory limit, currently £99,000. She also receives a cash allowance of 15% of salary above these earnings.
- Following his normal retirement date of 26 March 2004, David Prosser's final pension will be deferred under the rules of the scheme and no further contributions will be made to it by reason of his employment.

On death in service, a capital sum equal to four times salary is payable, together with a spouse's pension of four ninths of the member's pensionable remuneration. Substantial protection is also offered in the event of serious ill health. This latter benefit has no transfer value in the event of the insured leaving service.

Managers may elect to sacrifice all or part of their cash bonus to enhance their pension.

Long Term Incentive Schemes[i]

Directors' conditional awards for Performance Share Plan

	Year of award				Year of vesting	
	2001	2002	2003	Price 2003 (p)	Earliest	Latest
Kate Avery	–	81,825	125,000	78	2005	2006
Tim Breedon	13,637	95,462	156,250	78	2004	2006
Robin Phipps	–	109,100	187,500	78	2005	2006
John Pollock	20,456	20,456	37,500	78	2004	2006

The value on vesting of any shares received by directors under the Performance Share Plan is disclosed in the Report and Accounts in the year of vesting.

As described earlier, an Executive Share Option Scheme is in operation. The facility for executive directors to elect to take Performance Share Plan shares as an alternative to executive share options was not available in respect of 2000 and so no Performance Share Plan awards were made to directors in 2001. The awards to Tim Breedon and John Pollock were made to them in respect of their previous positions.

In 2004, in respect of performance in 2003, the Remuneration Committee decided that executive directors should be granted the following performance shares: Kate Avery 120,000; Tim Breedon 150,000; Andrew Palmer 170,000; Robin Phipps 180,000 and John Pollock 75,000. Each executive director will decide whether, as an alternative, to take options instead of shares in the ratio of four share options for one performance share.

Gains on the Exercise of Share Options[i]

Gains on share options represent the difference between the market price of the shares at the date of exercise and the exercise price paid under options which have been exercised by the directors during the year.

		Options exercised	Exercise price (p)	Market price at date of exercise (p)	Gain 2003 £'000	Gain 2002 £'000
Kate Avery	(SAYE)	32,978	59	106	15	–
David Prosser	(SAYE)				–	25
Total					15	25

(i) The information in these tables has been audited by the independent auditors, PricewaterhouseCoopers LLP.

Directors' Report on Remuneration
Continued

Directors' Loans
At 31 December 2003 and 31 December 2002 there were no loans outstanding made to directors.

Service Contracts
The policy and practice for the notice entitlement of all executive directors is a six month rolling notice period, plus a six months' salary and benefits entitlemen on termination. These entitlements will be mitigated and/or spread over the period of notice.

Copies of executive directors' service contracts are available for inspection during normal working hours at the registered office. The date of the contract is the appointment date in the section on Directors.

External Appointments
The Company encourages its executives to broaden their experience and capability through involvement in outside activities. Any such appointments are subject to annual agreement by the Committee and must not be with competing companies. Subject to the Committee's agreement, any fees may be retained by the individual. David Prosser receives fees of £38,000 plus £7,000 per committee as a non executive director of Intercontinental Hotels Group Plc.

The Directors' Report on Remuneration was approved by the directors on 25 February 2004.



Bernard Asher
Chairman of the Remuneration Committee

Independent Verification Review

On 19 April 2002 Legal & General Group Plc appointed Hewitt Bacon & Woodrow (Hewitt) to verify that the 2002 remuneration practice for executive directors followed the Remuneration Policy put to the 2001 Annual General Meeting (AGM). The appointment was announced at the AGM on 30 April 2002. This appointment was re-affirmed in 2003.

In conducting this work, Hewitt has examined all aspects of executive director remuneration as detailed in the policy statement. This includes linkages between remuneration and performance, and alignment with shareholders' interests, as well as the actual levels of remuneration paid.

Hewitt has now conducted this work and has concluded that, at the date of publication of the 2003 Annual Report & Accounts, the remuneration practice during 2003 for Legal & General executive directors has been in line with the stated Remuneration Policy set out in the 2002 Annual Report & Accounts and agreed at the last AGM.

Report of the Audit Committee

Summary of the role of the Audit Committee

The Audit Committee is appointed by the Board from the non-executive directors of Legal & General Group Plc. It is a Committee of the Board established pursuant to Article 107 of the Articles of Association.

The Audit Committee's terms of reference include all matters indicated by the Combined Code, except the oversight of compliance risks, including adherence to the Financial Services and Markets Act 2000, which is the responsibility of the Group Risk and Compliance Committee. The terms of reference are considered annually by the Audit Committee and are then referred to the Group Board for approval.

The primary objective of the Audit Committee is to assist the Board of Directors in fulfilling its responsibilities relating to external financial reporting and associated announcements; the independence of the Group's external auditors; the resourcing and plans of the Internal Audit department; the adequacy and effectiveness of the control environment; and the Group's compliance with The Combined Code : Principles of Good Governance and Code of Best Practice.

The Audit Committee Chairman reports the outcome of meetings to the Board and the Board receives the minutes of all Committee meetings.

The Audit Committee has unrestricted access to Group documents and information, as well as to employees of the Group and the external auditor.

Composition of the Audit Committee

The members of the Audit Committee are:

	Date of appointment
Barrie Morgans	5 March 1998 12 December 2001 as Chairman
Frances Heaton	14 November 2001
Tim Parker	22 July 2002
Sir David Walker	22 July 2003 – 21 January 2004
James Strachan	21 January 2004

Membership of the Committee is reviewed by the Chairman of the Committee, Barrie Morgans, and the Group Chairman, who is not a member of the Audit Committee, at regular intervals. They recommend new appointments to the Nominations Committee for onward recommendation to the Board. Appointments are for a period of three years and are extendable by no more than two additional three year periods. The Committee is normally comprised of four independent non-executive directors. Three members constitute a quorum.

The Audit Committee structure requires the inclusion of one financially qualified member (as recognised by the Consultative Committee of Accountancy Bodies), currently the Audit Committee Chairman, and expects all Audit Committee members to be financially literate and have relevant corporate finance experience. The expertise and experience of the members of the Committee are summarised on page 25.

The Group provides an induction programme for new Audit Committee members and ongoing training to enable all of the Committee members to carry out their duties. The induction programme covers the role of the Audit Committee, its terms of reference and expected time commitment by members and an overview of the Group's business, including the main business and financial dynamics and risks. New Committee members also meet some of the Group's staff. Ongoing training includes attendance at internal Group seminars and briefings by external advisers.

The Board expects Audit Committee members to have an understanding of the following areas:

- the principles of, contents of, and developments in, financial reporting, including the applicable accounting standards and statements of recommended practice,
- key aspects of the Company's approach, including corporate policies, company financing, products and systems of internal control,
- matters that influence or distort the presentation of accounts and key figures,
- the principles of, and developments in, company law, sector-specific laws and other relevant corporate legislation,
- the role of internal and external auditing and risk management,
- the regulatory framework for the Group's businesses,
- environmental and social responsibility best practices.

Meetings

The Audit Committee is required to meet four times per year and has an agenda linked to events in the Group's financial calendar. The agenda is predominantly cyclical and is therefore approved by the Audit Committee Chairman on behalf of his fellow members; each Audit Committee member has the right to require reports on matters of interest in addition to the cyclical items.

The Audit Committee invites the Group Chief Executive, Group Director (Finance), Group Financial Controller, Group Chief Internal Auditor, Group Actuary and senior representatives of the external auditors to attend all of its meetings in full, although it reserves the right to request any of these individuals to withdraw. Other senior management are invited to present such reports as are required for the Committee to discharge its duties.

The four Committee meetings held during the year were attended by all Audit Committee members.

Overview of the actions taken by the Audit Committee to discharge its duties

In order to fulfil its terms of reference, the Audit Committee receives and challenges presentations or reports from the Group's senior management, consulting as necessary with the external auditors and the independent actuaries.

The Audit Committee is required to assist the Group Board to fulfil its responsibilities relating to external financial reporting and associated announcements. The Committee reviewed the interim and annual financial statements, together with the Stock Exchange announcements, having received information on the accounting principles, policies and practices adopted in the Group's accounts; changes proposed to those principles, policies and practices; significant accounting issues; current actuarial issues; the level of insurance provisions and reserves; litigation and contingent liabilities affecting the Group; potential tax contingencies and the Group's compliance with statutory tax obligations.

The Audit Committee is required to assist the Group Board to fulfil its responsibilities relating to the adequacy and effectiveness of the control environment and the Group's compliance with The Combined Code: Principles of Good Governance and Code of Best Practice. To fulfil these duties, the Committee reviewed:

- the Group's Risk Framework and risk policies
- the minutes of the Group Risk and Compliance Committee meetings
- the external auditors' annual Internal Control Report
- Internal Audit reports on key audit areas and significant control environment deficiencies
- reports on the systems of internal controls and risk management
- reports on frauds perpetrated against the Group and current fraud trends

The Audit Committee Chairman reports back to the Committee on the Group Risk and Compliance Committee meetings

The Audit Committee is responsible for the development, implementation and monitoring of the Group's policy on external audit. The Audit Committee reserves oversight responsibility for monitoring the independence, objectivity and compliance with ethical and regulatory requirements. It has assigned that day-to-day responsibility to the Group Director (Finance). The policy states that the external auditors are jointly responsible to the Group Board and the Audit Committee and that the Audit Committee is the primary contact.

The Group's policy on external audit sets out the categories of non-audit service that the external auditors will and will not be allowed to provide to the Group. The policy requires pre-confirmation by the Audit Committee of any non-audit work subject to de minimis levels. Pre-confirmation is not required for those subsidiaries excluded from consolidation as detailed in Note 30 (ii).

To fulfil its responsibility regarding the independence of the external auditors, the Audit Committee reviewed the changes in key external audit staff in the external auditors' plan for the current year; the arrangements for day-to-day management of the audit relationship; a report from the external auditors describing their arrangements to identify, report and manage any conflicts of interest and the overall extent of non-audit services provided by the external auditors, in addition to their case-by-case approval of the provision of non-audit services by the external auditors.

To assess the effectiveness of the external auditors, the Audit Committee reviewed:

- the external auditors' fulfilment of the agreed audit plan and variations from the plan
- the robustness and perceptiveness of the auditors in their handling of the key accounting and audit judgements
- the content of the external auditors' management letter

To fulfil its responsibility for oversight of the external audit process, the Audit Committee reviewed:

- the terms, areas of responsibility, associated duties and scope of the audit as set out in the external auditors' engagement letter for the forthcoming year
- the external auditors' overall work plan for the forthcoming year
- the external auditors' fee proposal
- the major issues that arose during the course of the audit and their resolution
- the key accounting and audit judgements
- the levels of errors identified during the audit
- the recommendations made by the external auditors in their management letter and the adequacy of management's response.

As a consequence of its satisfaction with the results of the activities outlined above, the Audit Committee has recommended to the Board that the external auditors are re-appointed.

Internal Audit function
The Audit Committee is required to assist the Group Board to fulfil its responsibilities relating to the adequacy of the resourcing and plans of the Internal Audit department. To fulfil these duties, the Committee reviewed the Internal Audit's terms of reference, reporting lines and access to the Audit Committee and all members of the Board, its plans and its achievement of the planned activity. The results of key audits and other significant findings, the adequacy of management's response and the timeliness of resolution are reviewed by the Committee as well as the statistics on staff numbers, qualifications and experience and timeliness of reporting. The Committee also reviews the level and nature of non-audit activity performed by Internal Audit.

The Group's Whistleblowing Policy contains arrangements for the Group Chief Internal Auditor to receive, in confidence, complaints on accounting, risk issues, internal controls, auditing issues and related matters for reporting to the Audit Committee as appropriate.

The Audit Committee holds private meetings with the external auditors and with the Group Chief Internal Auditor after each Committee meeting to review key issues within their spheres of interest and responsibility.

Report of the Nominations Committee

The Committee is chaired by the Chairman of the Board and comprises all the non-executive directors. The meetings may be attended by executive directors, as appropriate.

The Nominations Committee leads the process for Board appointments and makes recommendations to the Board.

All members of the Committee are independent, non-executive directors. The Chairman does not chair the Nominations Committee when it is dealing with the appointment of a successor to the Chairmanship, in which case the Committee is chaired by the Vice Chairman and Senior Independent Director. The Committee met four times during 2003.

Duties
The Committee is responsible for identifying and nominating, for the approval of the Board, candidates to fill Board vacancies as and when they arise. Before making an appointment, the Committee evaluates the balance of skills, knowledge and experience on the Board and, in the light of this evaluation, prepares a description of the role and capabilities required for a particular appointment.

The Committee reviews annually the time required from a non-executive director. The annual performance evaluation is used to assess whether the non-executive director is spending enough time to fulfil his duties.

Candidates from a wide range of backgrounds are considered. The Committee uses external advisers to facilitate searches for potential candidates.

The Committee gives full consideration to succession planning in the course of its work, taking into account the challenges and opportunities facing the Company and what skills and expertise are therefore needed on the Board in the future.

The Committee reviews the structure, size and composition (including the skills, knowledge and experience) of the Board and, if appropriate, makes recommendations for change to the Board. In this respect, the Committee has regard to the results of the annual performance evaluation.

The Committee keeps under review the leadership needs of the organisation, both executive and non-executive, with a view to ensuring the continued ability of the organisation to compete effectively in the marketplace.

Activities
The Committee makes recommendations to the Board on succession for executive directors, the re-appointment of any non-executive director at the conclusion of their specified term of office, any matter relating to the continuation in office of any director at any time and the appointment of any director to executive or other office.

Corporate Website
The terms of reference of the Committee, which sets out the role and the authority delegated to it by the Board, are available for inspection at the Company's registered office and can be viewed on the Company's website.

The formal letter of appointment of non-executive directors are also available for inspection at the Company's registered office and can be viewed on the Company's website, www.legalandgeneral.com.

Principal activities and significant changes
Legal & General Group Plc is the ultimate holding company for a group of insurance, investment management and financial services companies. The Company's principal operating subsidiaries are set out on page 66. Information on their principal activities and their financial performance is described in the Operating and Financial Review on pages 6 to 21.

Result for the year
The profit for the financial year was £404m (2002: £180m loss) and the earnings per share was 6.22p (2002: 3.07p loss). The consolidated balance sheet on pages 42 and 43 and the consolidated profit and loss account on pages 39 to 41 show the affairs of the Group as at, and for the year ended, 31 December 2003. An analysis of worldwide life and pensions written premiums is shown on page 49, Note 2 (iii). The general insurance written premiums are shown on page 49, Note 2 (ii).

Dividend
The directors recommend the payment of a final dividend of 3.33p per share. With the interim dividend of 1.57p per share paid on 1 October 2003, this brings the total dividend for 2003 to 4.9p per share (2002: 4.78p), an increase of 2.5%. The final dividend will be paid on 4 May 2004 to members registered at the close of business on 2 April 2004. The cost of the dividend for the year is £318m, leaving a retained profit of £86m.

Directors
The directors of the Company, together with biographical notes, are shown on pages 24 and 25. All the directors remained in office throughout 2003 with the exception of James Strachan and John Pollock who were appointed on 1 and 11 December 2003, respectively. Gareth Hoskin resigned as a director of the Company on 11 November 2003. No payments were made under the terms of his service contract with the Company for loss of office.

Bernard Asher will retire from the Board at the conclusion of the Annual General Meeting (AGM) on 28 April 2004. Following his retirement, Sir David Walker will become Vice Chairman and Senior Independent Director and will become Chairman of the Remuneration Committee.

The directors retiring by rotation at the AGM are Kate Avery, Barrie Morgans, David Prosser and Ronaldo Schmitz, who, being eligible, offer themselves for re-election.

James Strachan and John Pollock were appointed since the last AGM and, being eligible, offer themselves for election.

Kate Avery, John Pollock and David Prosser have service contracts which are terminable by them or the Company on receipt of no less than six months' written notice. On termination, they would become entitled to six months' salary and benefits.

Barrie Morgans, Ronaldo Schmitz and James Strachan do not have service contracts with the Company. Their terms and conditions of appointment are available for inspection at the Company's registered office and at the AGM.

The Directors' Report on Remuneration on pages 29 to 34 provides details of the current incentive schemes, the interests of directors in the share capital of the Company and details of their share options and other long term incentive schemes. There have been no changes in the directors' share interests between 31 December 2003 and 25 February 2004 save that on 2 January 2004 and 2 February 2004 each of the executive directors acquired 145 and 145 shares, respectively, pursuant to their participation in the Employee Share Plan.

United Kingdom employees
It is the Group's policy to treat its employees without discrimination and to operate equal opportunity employment practices designed to achieve this end.

Furthermore, it is the Group's policy to give full and fair consideration to applications for employment made by disabled persons, to continue, wherever possible, the employment of staff who become disabled and to provide equal opportunities for the training and career development of disabled employees.

The Group seeks to achieve an awareness among staff of corporate objectives and performance, financial and economic factors affecting the business and other matters of concern to them as employees. During the year, staff were provided with information through briefings by managers, training courses, staff newspapers and circulars.

The Company operates a Save As You Earn Share Option Scheme, a Company Share Option Plan and an Employee Share Plan, all of which are Inland Revenue approved. Details of employee share schemes and long term incentives are set out on pages 29 and 30.

The Company proposes the introduction of a new Share Bonus Plan and Performance Share Plan, details of which are set out in the accompanying Circular to Shareholders.

Information on the number of employees and their remuneration is shown on page 65, Note 27.

Purchase of own shares
The directors propose to seek shareholders' approval to renew the authority for the Company to purchase its own shares up to a total of 325,193,096 ordinary shares of 2.5p each, having an aggregate nominal value of £8,129,827, being 5% of the issued nominal ordinary share capital as at 31 December 2003. A Special Resolution seeking shareholders' authority is set out in the notice of the AGM in the accompanying Circular to Shareholders.

Share capital
As at 25 February 2004, the Company had received notifications from AXA S.A. and Aviva Plc of holdings of the Company's issued share capital amounting to 3.70% and 3.02%, respectively.

Resolution 12, set out in the notice of the AGM, will authorise the directors to allot up to an aggregate nominal amount of £8,129,827, being 5% of the total issued share capital as at 31 December 2003.

Resolution 13, set out in the notice of the AGM, will authorise the directors to issue futher shares up to the equivalent of 5% of the Company's issued share capital as at 31 December 2003 for cash without offering the shares first to existing shareholders by way of rights, although it is not intended, without prior consultation with the Investment Committee of the Association of British Insurers, to issue in this way more than 7.5% of the unissued share capital in any rolling three year period. The resolution will also authorise the directors to allot shares in connection with a rights issue otherwise than strictly pro rata where practical considerations, such as fractions and foreign securities laws, make this desirable.

Details of the number, the consideration and the reason for the issue of shares by the Company during the year are set out on page 58, Note 16.

Other than the above, your directors have no current intention of issuing further share capital and no issue will be made which would effectively alter control of the Company without the prior approval of the members in general meeting.

Articles of Association
The Company proposes to make a number of minor changes to its Articles of Association, details of which are set out in the accompanying Circular to Shareholders.

Environment
Details of the Group's commitment to environmental issues as part of its Corporate Social Responsibility Programme are set out on pages 22 and 23.

United Kingdom donations
During 2003 charitable donations totalling £1.0m (2002: £906,000) were made.

No political donations were made during the year (2002: none).

Payment of suppliers
The Group agrees terms and conditions for its business transactions with suppliers.

Payment is made on these terms provided the supplier meets its obligations. The average number of days of payments outstanding at 31 December 2003 was 33 (2002: 32).

Auditors
A resolution to re-appoint PricewaterhouseCoopers LLP as auditors to the Company will be proposed at the AGM.

On behalf of the Board

David Binding
Group Secretary
25 February 2004

Statement of Directors' Responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period, and which comply with the relevant provisions of the Companies Act 1985. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates which are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors confirm that they comply with the above requirements.

The directors are also responsible for:

- ensuring that the Company and Group have suitable internal controls for maintaining proper accounting records, which disclose with reasonable accuracy at any time the financial position of the Company and of the Group;
- safeguarding the assets of the Company and the Group; and
- taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent Auditors' Report

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report ("the auditable part").

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report, the unaudited part of the directors' remuneration report, the chairman's statement, the operating and financial review and the corporate governance statement.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code issued in June 1998 specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and the group at 31 December 2003 and of the profit and cash flows of the group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, 25 February 2004

(a) The financial statements are published on the website of Legal & General Group Plc, www.legalandgeneral.com. The maintenance and integrity of the Legal & General Group Plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Consolidated Profit and Loss Account

For the year ended 31 December 2003

Technical Account – General Business

	Notes	2003 £m	2002 £m
Earned premiums, net of reinsurance			
– gross premiums written (UK business)		**421**	328
– outward reinsurance premiums		**(34)**	(24)
	2(ii)	**387**	304
Change in the provision for unearned premiums			
– gross		**(38)**	(12)
– reinsurers' share		**3**	4
		352	296
Allocated investment return transferred from the non-technical account	3	**18**	18
		370	314
Claims incurred, net of reinsurance			
Claims paid			
– gross		**199**	179
– reinsurers' share		**(9)**	(2)
		190	177
Change in the provision for claims			
– gross		**18**	(3)
– reinsurers' share		**1**	(1)
		209	173
Changes in other technical provisions, net of reinsurance		**(2)**	(4)
Net operating expenses	4	**122**	99
Change in the equalisation provision		**7**	5
		336	273
Balance on the technical account – general business		**34**	41
comprising:			
Underwriting result		**23**	28
Change in the equalisation provision		**(7)**	(5)
Investment return		**18**	18
		34	41

Consolidated Profit and Loss Account

For the year ended 31 December 2003

Technical Account – Long Term Business

	Notes	2003 £m	2002 Restated £m
Premiums, net of reinsurance			
– gross premiums written	2(iii)	**5,159**	4,804
– outward reinsurance premiums		**(192)**	(116
		4,967	4,688
Investment income and realised gains	3(i)	**4,207**	3,703
Unrealised gains on investments		**11,983**	-
Other technical income		**11,724**	12,640
		32,881	21,031
Claims incurred, net of reinsurance			
Claims paid			
– gross		**11,919**	7,663
– reinsurers' share		**(166)**	(126
		11,753	7,537
Change in the provision for claims			
– gross		**33**	9
– reinsurers' share		**(17)**	(10
		11,769	7,536
Change in other technical provisions, net of reinsurance			
Long term business provision			
– gross		**2,531**	2,166
– reinsurers' share		**(854)**	(1,389
		1,677	777
Provisions for linked liabilities		**15,851**	(2,069
		17,528	(1,292
Net operating expenses	4	**748**	835
Investment expenses and charges	3(iii)	**1,351**	1,105
Unrealised losses on investments		**–**	14,509
Other technical charges		**15**	13
Tax attributable to the long term business	5	**156**	(157
Allocated investment return on shareholder retained capital (SRC) transferred to the non-technical account	3	**198**	(478
Transfers to/(from) the fund for future appropriations		**982**	(1,330
		32,747	20,741
Balance on the technical account – long term business		**134**	290

Consolidated Profit and Loss Account

For the year ended 31 December 2003

Non-Technical Account

	Notes	2003 £m	2002 £m
Profit from general business			
Balance on the technical account – general business		**34**	41
Profit from long term business			
Balance on the technical account – long term business		**134**	290
Tax credit attributable to balance on the technical account – long term business		**14**	73
	2(v)	**148**	363
Other operations			
Investment income and realised gains	3(i)	**96**	124
Unrealised gains on investments		**100**	–
Allocated investment return on the SRC			
transferred from the technical account – long term business	3	**198**	(478)
Investment expenses and charges	3(iii)	**(71)**	(98)
Unrealised losses on investments		**–**	(43)
		323	(495)
Allocated investment return			
transferred to the technical account – general business	3	**(18)**	(18)
		487	(109)
Other income		**128**	125
Other charges		**(146)**	(158)
Profit on sale of Banking operations		**–**	36
Profit/(loss) on ordinary activities before tax		**469**	(106)
Tax on profit/(loss) on ordinary activities	5	**(65)**	(74)
Profit/(loss) for the financial year		**404**	(180)
Dividends	6	**(318)**	(297)
Retained profit/(loss)		**86**	(477)
		p	p
Earnings per share	7	**6.22**	(3.07)
Diluted earnings per share	7	**6.12**	(3.07)
Dividend per share		**4.90**	4.78

All income and expenditure in 2003 relates to continuing operations. The disclosure in respect of prior year discontinued operations is given in note 8.

Consolidated Balance Sheet

As at 31 December 2003

Assets

	Notes	2003 £m	2002 £m
Investments			
Land and buildings	12(i)	**4,228**	3,589
Other financial investments	12(ii)	**31,052**	28,853
		35,280	32,442
Assets held to cover linked liabilities	13	**84,308**	69,723
Reinsurers' share of technical provisions			
Provision for unearned premiums		**15**	12
Long term business provision		**3,165**	2,327
Claims outstanding		**59**	45
Other technical provisions		**0**	1
Technical provisions for unit-linked liabilities		**10**	5
		3,249	2,390
Debtors			
Debtors arising out of direct insurance operations			
– Policyholders		**116**	113
– *Intermediaries*		**85**	34
		201	147
Debtors arising out of reinsurance operations		**199**	88
Other debtors		**242**	276
		642	511
Other assets			
Tangible assets	14	**26**	31
Cash at bank and in hand		**65**	309
Purchased interests in long term business	15	**29**	39
		120	379
Prepayments and accrued income			
Accrued interest and rent		**407**	392
Deferred acquisition costs		**892**	832
Other prepayments and accrued income		**39**	24
		1,338	1,248
Total assets		**124,937**	106,693

Consolidated Balance Sheet

As at 31 December 2003

Liabilities

	Notes	2003 £m	2002 Restated £m
Capital and reserves			
Called up share capital	16	**163**	163
Share premium account	16	**906**	905
Profit and loss account	17	**2,191**	2,116
Shareholders' funds – equity interests		**3,260**	3,184
Fund for future appropriations		**1,498**	516
Technical provisions			
Provision for unearned premiums		**210**	172
Long term business provision		**32,972**	30,475
Claims outstanding		**380**	331
Equalisation provision		**46**	40
Other technical provisions		**3**	6
		33,611	31,024
Technical provisions for linked liabilities		**83,730**	67,834
Provisions for other risks and charges			
Provisions for taxation	20	**170**	51
Creditors			
Creditors arising out of direct insurance operations		**78**	69
Creditors arising out of reinsurance operations		**26**	19
Debenture loans – Convertible bond	21	**518**	516
Amounts owed to credit institutions	21	**957**	1,073
Other creditors including taxation and social security	22	**1,056**	2,380
		2,635	4,057
Accruals and deferred income		**33**	27
Total liabilities		**124,937**	106,693

Reconciliation of Movements in Shareholders' Funds

For the year ended 31 December 2003

	2003 £m	2002 £m
At 1 January	**3,184**	2,877
Total recognised gains and losses	**393**	(188)
Dividends	**(318)**	(297)
Issue of share capital	**1**	792
At 31 December	**3,260**	3,184

Company Balance Sheet

As at 31 December 2003

	Notes	2003 £m	2002 £m
Fixed assets			
Investments	23	**4,897**	4,842
Current assets			
Amounts owed by Group undertakings		**267**	245
Tax		**10**	6
Other debtors		**17**	13
		294	264
Creditors: amounts falling due within one year			
Amounts owed to Group undertakings		**(6)**	(2
Other creditors and accruals		**(10)**	(7
Dividends	6	**(216)**	(211
		(232)	(220
Net current assets		**62**	44
Total assets less current liabilities		**4,959**	4,886
Creditors: amounts falling due after more than one year			
Convertible bond	21	**(518)**	(516
Amounts owed to Group companies		**(1,181)**	(1,186
		(1,699)	(1,702
Shareholders' net assets		**3,260**	3,184
Representing capital and reserves			
Called up share capital	16	**163**	163
Share premium account	16	**906**	905
Revaluation reserve	24	**1,677**	1,612
Profit and loss account	24	**514**	504
Shareholders' funds – equity interests		**3,260**	3,184

The notes and statements on pages 46 to 70 form an integral part of these financial statements.

The financial statements on pages 39 to 70 and the supplementary financial statements on pages 71 to 76 were approved by the directors on 25 February 2004 and were signed on its behalf by:

Rob Margetts
Chairman

David Prosser
Group Chief Executive

Andrew Palmer
Group Director (Finance)

Consolidated Statement of Total Recognised Gains and Losses

For the year ended 31 December 2003

	2003 £m	2002 £m
Profit/(loss) for the financial year	**404**	(180)
Exchange losses	**(11)**	(8)
Total recognised gains and losses	**393**	(188)

Consolidated Cash Flow Statement

For the year ended 31 December 2003

	Notes	2003 £m	2002 £m
Net cash inflow from operating activities	25(i)	**407**	520
Interest paid on operational borrowings		**(58)**	(52)
Tax (paid)/received		**(2)**	18
Capital expenditure – net payments		**–**	(1)
Net cash received on disposal of banking operations	25(iii)	**–**	20
Acquisition of subsidiaries from the long term fund	25(iv)	**–**	(107)
Dividends paid		**(313)**	(263)
Financing	25(ii)	**(75)**	1,010
		(41)	1,145
Cash flows (excluding long term business and SRC) were (divested)/invested as follows:			
Cash holdings		**2**	4
Shares, other variable yield securities and units in unit trusts		**501**	18
Debt securities and other fixed income securities		**493**	83
Loans secured by mortgages		**(19)**	75
Other loans and investments		**(55)**	(162)
Deposits with credit institutions		**(963)**	1,127
Net portfolio (divestment)/investment	25(ii)	**(43)**	1,141
Net (divestment)/investment of cash flows		**(41)**	1,145

1. Accounting Policies

Basis of Preparation
Both the Group's and Company's financial statements conform to applicable accounting standards and have been prepared under the historical cost convention, modified by the revaluation of certain assets, as required by the Companies Act 1985.

The Group's financial statements have been prepared in compliance with Section 255A of, and Schedule 9A to, the Companies Act 1985 except with regards to the non-depreciation of investment properties referred to below. These financial statements conform to the Association of British Insurers' (ABI) Statement of Recommended Practice on Accounting for Insurance Business (SORP) issued in November 2003, which has resulted in clarification in disclosure in these financial statements.

The Company's financial statements have been prepared in compliance with Section 226 of, and Schedule 4 to, the Companies Act 1985 adopting the exemption of omitting the profit and loss account conferred by Section 230 of that Act.

The transitional provisions of Financial Reporting Standard (FRS) 17 'Retirement Benefits' applicable to the 2003 reporting period have been adopted in these financial statements.

Restatement
Prior year comparatives for Institutional pension fund management temporary monies have been reclassified in the Technical account – long term business and Balance sheet respectively, so as to reflect correctly the presentation of these items in accordance with the Group's accounting policies, as stated in Note 22.

Basis of Consolidation
The consolidated financial statements incorporate the assets, liabilities and results of the Company and of its subsidiary undertakings drawn up to 31 December each year, except as disclosed in Note 30(ii). Profits or losses of subsidiary undertakings sold or acquired during the period are included in the consolidated results up to the date of disposal or from the date of acquisition.

Modified Statutory Solvency basis (MSS) operating profit
For UK long term insurance business, operating profit is the accrued distributable profit and loss account transfer, grossed up at the corporate tax rate, and for non profit business is augmented by the distribution in respect of the intra-group subordinated debt capital included within the SRC. Operating profit includes a longer term investment return on both shareholders' and General Insurance (GI) funds held outside the UK Long Term Fund (LTF). It excludes investment return variances, the change in the Shareholders' Retained Capital (SRC) and, for GI, any equalisation reserve transfers.

Long Term Insurance Business
The results of UK long term business are reported using the MSS basis of accounting set out in the SORP.

Profits for international long term business are reported on bases consistent with MSS.

Premium and Other technical income
Premiums from linked policies and Other technical income from institutional pension fund management business, are recognised in the Technical account – long term business when the liabilities arising therefrom are created. The exception is where institutional fund management business is temporarily held, generally as part of a portfolio reconstruction, in which case income is not recognised. All other premiums including annuity considerations are accounted for when due for payment.

Deferral of acquisition costs
Acquisition costs comprise direct costs, such as initial commission, and the indirect costs of obtaining and processing new business.

Acquisition costs which are incurred during a financial year are deferred to the extent that they are recoverable out of future revenue or by use of an explicit asset which is amortised over the period during which the costs are expected to be recoverable, and in accordance with the incidence of future related margins.

Claims
Death claims are accounted for on notification of death. Surrenders for non-linked policies are accounted for when payment is made. Critical illness claims are accounted for when admitted. All other claims and surrenders are accounted for when payment is due. Claims payable include the direct costs of settlement.

Long term business provision
For the UK the long term business provision is determined by the Appointed Actuary following an annual investigation of the long term fund in accordance with the requirements of EU Directive 92/96/EEC, under which certain contingency and other reserves required by insurance company regulations are excluded from the long term business provision. The calculation, for conventional with profits business, uses the net premium method and includes explicit provision for vested bonuses (including those vested as a result of the current valuation). No explicit provision is made for future reversionary or terminal bonuses. For UK non profit business the basis of the calculation is the gross premium method.

The long term provision for business transacted by overseas subsidiaries is determined by actuaries on the basis of recognised actuarial methods which reflect local supervisory principles or, in the case of the USA, on the basis of US GAAP.

Long term insurance provisions, together with related reinsurance recoveries, are established on the basis of current information. Such provisions are subject to subsequent reassessment as changes to underlying factors such as mortality and morbidity occur. These factors are discussed in more detail in Note 19.

Fund for future appropriations (FFA)
The FFA comprises funds which have not been allocated at the balance sheet date between participating policyholders and shareholders.

Tax
The investment return on shareholders' funds within the LTF is included in the Balance on the technical account – long term business gross of attributable tax and is not subject to further grossing up. The remainder of the Balance on the technical account – long term business for UK operations is grossed up at the corporation tax rate applicable for the period. For international long term business, the balance is grossed up to reflect the actual tax due for the period.

General Insurance Business
Results of GI business are determined after taking account of unearned premiums, outstanding claims and unexpired risks using the annual basis of accounting.

GI provisions, together with related reinsurance recoveries, are established on the basis of current information. Such provisions can never be definitive as to their timing nor the amount of claims and are therefore subject to subsequent reassessment on a regular basis.

An equalisation provision is established under the requirements of the FSA's Interim Prudential Sourcebook for Insurers, to mitigate exceptional high loss ratios for classes of business displaying a high degree of claims volatility. The amounts provided are not liabilities arising from in-force business because they are in addition to the provisions required to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date. Notwithstanding this, they are required by Schedule 9A to the Companies Act 1985, to be included within technical provisions.

Premium income
Premiums are accounted for in the period in which the risk commences. Estimates are included for premiums not notified by the year end and provision is made for anticipated lapses of renewals not yet confirmed. Outwards reinsurance premiums are accounted for in the same accounting period as the premiums for the related direct or inwards reinsurance business being reinsured.

Those proportions of premiums written in a year which relate to periods of risk extending beyond the end of the year are carried forward as unearned premiums.

Deferral of acquisition expenses
A proportion of commission and other acquisition expenses relating to unearned premiums is carried forward as deferred acquisition expenses or, with regard to reinsurance outwards, as deferred income.

1. Accounting Policies continued

Claims and unexpired risks
Claims and related reinsurance recoveries are accounted for in respect of all incidents up to the year end. Provision is made on the basis of available information for the estimated ultimate cost including claims settlement expenses, of:

- claims reported but not settled; and
- claims incurred but not yet reported.

An unexpired risk provision is made for any overall excess of expected claims and deferred acquisition costs over unearned premiums and after taking account of investment return.

Investments

Investment return
The reporting of investment return, comprising investment income less related expenses, interest expense and investment gains and losses, is dependent upon whether the investments are held in long term funds (or otherwise backing long term policies), or whether they form part of shareholders' and general insurance funds. The former are reported in the Technical account – long term business and an allocation made to the Non-technical account, gross of any applicable tax, so as to derive a return based on a longer term rate of investment return on the SRC in the Technical account. The investment return on other investments is included in the Non-technical account and an allocation based on a longer term rate of investment return is made to the Technical account – general business.

Investment income
Investment income includes dividends, interest and rent. Directly related investment expenses are reported separately within investment expenses and charges. Dividends are accrued on an ex-dividend basis. Interest and rent are included on an accruals basis. Investment income arising in subsidiary undertakings in France, Holland and the USA includes the amortisation of certain redeemable fixed interest securities.

Interest expense
Interest expense reflects the underlying cost of borrowing and includes payments and receipts made under derivative instruments which are amortised over the interest period to which they relate. Unrealised gains and losses on derivative instruments undertaken to hedge the interest rate on prospective debt issues are deferred until the debt is issued, when the gain, or loss, would be realised, and then amortised over the life of the debt issued. It is reported in investment expenses and charges.

Investment valuations
Listed investments are stated at market value, unlisted investments at directors' valuation and loans secured by mortgages and loans at values based on current interest rates except for certain redeemable fixed interest securities of overseas subsidiary operations which are valued at amortised cost. Interests in associates and joint ventures forming part of an investment portfolio are accounted for as investments and valued similarly to other investments within the same portfolio. Derivative contracts purchased to manage the mix of investments, principally futures contracts, are stated at market value.

Land and buildings in the UK are valued as at the balance sheet date by external chartered surveyors at open market values in accordance with the Appraisal and Valuation Manual of The Royal Institute of Chartered Surveyors. Outside the UK, valuations are provided by local managing directors in conjunction with external qualified professional valuers in the countries concerned.

The Companies Act requires that land and buildings are depreciated over their estimated useful lives. However, in accordance with Statement of Standard Accounting Practice (SSAP) 19 'Accounting for Investment Properties', no depreciation is provided on investment properties and the directors consider that this accounting policy is necessary for the accounts to give a true and fair view. Depreciation is only one of the factors reflected in the valuations and the amount which might otherwise have been shown cannot reasonably be separately identified or quantified.

Investment gains and losses
Realised gains and losses on investments are calculated as the difference between net sales proceeds and the purchase price.

Unrealised gains and losses on investments are calculated as the difference between the carrying valuation of investments at the balance sheet date and their purchase price. Movements in unrealised gains and losses on investments arising in the year are included in the profit and loss account.

Investment in subsidiary undertakings
Shares in subsidiary undertakings (other than those listed in Note 30(ii)) are stated at the parent company's share of their net assets. Unrealised gains or losses arising on investments in subsidiary undertakings are taken to the revaluation reserve.

Purchased interests in long term business
Blocks of in-force business purchased either directly or through the acquisition of a subsidiary undertaking are capitalised at an actuarially determined fair value. These amounts are amortised over the anticipated lives of the related contracts in the portfolio.

Goodwill
Goodwill on the acquisition of subsidiaries prior to 1998 has been charged directly to reserves. From 1998 onwards, the Group's policy is to capitalise goodwill and charge it to the profit and loss account over its anticipated life. The profit or loss on the disposal or closure of a business takes account of any goodwill previously charged to reserves.

Other Policies

Capital expenditure
Expenditure on equipment (principally computers and cars) is depreciated over periods ranging up to four years, having regard to expected residual values. Other items of capital expenditure are charged to the profit and loss account as incurred.

Deferred tax
Deferred tax is recognised in respect of timing differences which have not reversed at the balance sheet date and which result in an obligation to pay more tax, or a right to pay less tax, at a future date. Deferred tax is measured at rates expected to apply when the timing differences reverse, based on current tax rates and law. Deferred tax assets are recognised to the extent that it is more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Foreign currencies
Assets, liabilities and income and expenditure transactions in foreign currencies are translated into sterling at rates of exchange ruling at the end of the year, other than for certain minor income and expenditure transactions which are translated into sterling at the appropriate rates prevailing during the year. The resulting exchange gains and losses are taken to reserves, except for those arising on cash settlements which are included in the profit and loss account. Foreign currency transactions which are covered by specific forward exchange contracts are translated into sterling at the contracted exchange rates. The interest differential reflected in forward contracts is taken to interest expense. Revaluations of the net assets of overseas subsidiary undertakings less revaluations of any related borrowings are taken to reserves.

Pension costs
The Group operates a number of defined benefit and defined contribution pension schemes in the UK and overseas. The assets of all UK defined benefit schemes are held in separate trustee administered funds which have been subject to regular valuation every three years updated by formal reviews at reporting dates by qualified actuaries who are employees of the Group.

Assets of defined benefit pension schemes are measured using actuarial values. Liabilities are measured using projected unit methods, discounted at the current rate of return of high quality corporate bonds of equivalent term and currency to the liability.

Under SSAP 24 'Accounting for Pension Costs', the Group charges the regular cost of its pension schemes against profits on a systematic basis over the service lives of the pensionable employees. Variation from regular cost is allocated over the expected remaining service lives of current scheme members.

Any difference between the cumulative amounts charged against profits and contribution amounts paid is included as a provision, or prepayment, in the balance sheet.

1. Accounting Policies continued

Other income and charges

Other income comprises primarily fee income from estate agency operations, institutional pension fund management and retail investment business and is accounted for when due.

Other charges comprises primarily the expenses incurred in estate agency operations, institutional pension fund management and retail investment business together with unallocated corporate expenses. Acquisition costs which are directly attributable to sales of retail investments for which there is no initial charge but a withdrawal fee, are deferred and charged against profits. Other costs are accounted for as they arise.

2. Segmental Analysis

(i) New business (gross of reinsurance)	**Annual 2003 £m**	**Single 2003 £m**	Annual 2002 £m	Single 2002 £m
Life and pensions				
UK				
– Life individual non-linked	**142**	**593**	132	1,172
– Life individual linked	**7**	**533**	9	259
– Life group non-linked	**34**	**–**	30	–
– Pensions individual non-linked	**9**	**854**	13	567
– Pensions individual linked	**105**	**326**	149	309
– Pensions group non-linked	**4**	**603**	7	373
Total UK	**301**	**2,909**	340	2,680
USA	**47**	**10**	57	3
Netherlands	**12**	**96**	10	87
France	**7**	**124**	5	111
	367	**3,139**	412	2,881
Retail investment business				
ISAs – UK	**27**	**572**	44	720
Unit trusts				
– UK	**6**	**1,117**	7	802
– France	**–**	**25**	–	32
Institutional fund management				
UK managed pension funds				
– Pooled funds		**11,066**		12,359
– Segregated funds		**1,504**		1,039
– Limited partnerships		**242**		167
		12,812		13,565
Other funds		**240**		402
	33	**14,766**	51	15,521

There are two classes of business where there is a material difference between gross and net of reinsurance new business: Term assurance which is 72.3% reinsured and Permanent health insurance which is 28.2% reinsured.

The UK pooled managed pension funds of £11.1bn (2002: £12.4bn) reported above are included in Other technical income within the technical account – long term business. Additional funds amounting to £4.0bn (2002: £2.1bn) have been excluded from Other technical income. These funds are held on a temporary basis generally as part of a portfolio reconstruction.

New annual premiums arise where the terms and conditions of a policy anticipate more than one premium being paid over its lifetime; new single premiums comprise all premiums which do not fall to be categorised as new annual premiums.

2. Segmental Analysis continued

(ii) General insurance result	Net premiums written 2003 £m	Operating profit 2003 £m	Net premiums written 2002 £m	Operating profit 2002 £m
Household	**308**	**17**	231	18
Other business (including overseas)	**79**	**24**	73	28
	387	**41**	304	46

(iii) Turnover and operating profit – long term business	Gross premiums written 2003 £m	Operating profit 2003 £m	Gross premiums written 2002 £m	Operating profit 2002 £m
With-profits business				
– Life	**988**	**60**	1,656	74
– Individual pensions	**703**	**13**	711	14
– Group pensions	**34**	**1**	22	3
	1,725	**74**	2,389	91
Non profit business	**2,816**	**295**	1,840	275
UK	**4,541**	**369**	4,229	366
USA	**292**	**57**	285	52
Netherlands	**155**	**17**	137	8
France	**171**	**0**	153	(5)
	5,159	**443**	4,804	421

Gross premiums written by destination are not materially different from gross premiums written by origin.

(iv) Operating profit before tax from continuing operations	2003 £m	2002 £m
Life and pensions		
– UK (see Note 2(iii))	**369**	366
– USA	**57**	52
– Netherlands	**17**	8
– France	**0**	(5)
	443	421
Institutional fund management	**53**	50
General insurance (see Note 2(ii))	**41**	46
Other operational income (see Note 2(vi))	**18**	(24)
	555	493

2. Segmental Analysis continued

(v) Reconciliation between operating profit and profit before tax	Long term business 2003 £m	General Insurance 2003 £m	Other 2003 £m	Total 2003 £m	Tota 2002 £m
Operating profit from continuing operations	**443**	**41**	**71**	**555**	493
Operating profit from discontinued operations			**–**	**–**	4
	443	**41**	**71**	**555**	497
Long term profit included in institutional fund management result	**40**		**(40)**	**–**	–
Investment return on SRC in the UK long term fund	**123**		**198**	**321**	(342
Net capital (invested in)/released from non-profit business	**(163)**			**(163)**	46
Accrued transfer to shareholders in respect of non-profit business included in operating profit	**(295)**			**(295)**	(275
	148	**41**	**229**	**418**	(74
Variation from longer term investment return		**5**	**53**	**58**	(63
Change in equalisation provision		**(7)**		**(7)**	(5
Profit on sale of Banking operations			**–**	**–**	36
Profit/(loss) on ordinary activities before tax	**148**	**39**	**282**	**469**	(106

(vi) Other operational income	2003 £m	2002 £m
Shareholders' other income (excluding SRC)		
– Investment return on shareholders' funds	**100**	54
– Interest expense	**(58)**	(52
	42	2
Other operations	**(14)**	(14
Unallocated corporate and development expenses	**(10)**	(12
	18	(24

(vii) Shareholders' funds – equity interests	SRC 2003 £m	Other 2003 £m	Total 2003 £m	Total 2002 £m
UK solvency capital				
– SRC*	**2,212**	**–**	**2,212**	2,259
– General insurance	**–**	**120**	**120**	101
– Other**	**–**	**1,905**	**1,905**	1,767
	2,212	**2,025**	**4,237**	4,127
International shareholders' funds				
– USA		**443**	**443**	453
– Netherlands		**36**	**36**	24
– France		**45**	**45**	36
		524	**524**	513
Institutional fund management		**176**	**176**	161
Corporate funds***		**(1,677)**	**(1,677)**	(1,617)
	2,212	**1,048**	**3,260**	3,184

* Including £602m (2002: £602m) of intra-group subordinated debt capital attributed to the SRC.

** Includes the net proceeds of £788m from the 2002 Rights Issue.

*** Corporate funds include the senior debt of £602m (2002: £602m) which has been onlent to the UK Long Term Fund and the convertible debt of £518m (2002: £516m).

3. Investment Return

(i) Investment income and realised gains	**Technical account – long term business 2003 £m**	**Non-technical account 2003 £m**	Technical account – long term business 2002 £m	Non-technical account 2002 £m
Investment income				
Income in respect of land and buildings				
– Received from group undertakings	**2**	**0**	2	0
– Received from other sources	**264**	**0**	236	0
	266	**0**	238	0
Income in respect of other investments				
– Received from other sources	**3,941**	**96**	3,465	124
Total investment income and realised gains	**4,207**	**96**	3,703	124
(ii) Unrealised investment gains	**11,983**	**100**	–	–
(iii) Investment expenses and charges				
Bank loans and overdrafts	**(8)**	**0**	(5)	(50)
Other borrowings	**(6)**	**(58)**	(4)	(40)
Total interest expense	**(14)**	**(58)**	(9)	(90)
Investment management expenses	**(29)**	**(2)**	(26)	(1)
	(43)	**(60)**	(35)	(91)
Realised investment losses	**(1,308)**	**(11)**	(1,070)	(7)
Total investment expenses and charges	**(1,351)**	**(71)**	(1,105)	(98)
(iv) Unrealised investment losses	**–**	**–**	(14,509)	(43)
Total investment return	**14,839**	**125**	(11,911)	(17)
Total investment return comprises:				
Longer term rate of return:				
General insurance	**–**	**18**	–	18
Other operational income	**–**	**42**	–	2
SRC	**124**	**–**	136	–
Variation from longer term rate of return:				
General insurance	**–**	**5**	–	(21)
Other operational income	**–**	**53**	–	(42)
SRC	**198**	**–**	(478)	–
Actual investment returns on other funds	**14,517**	**7**	(11,569)	26
	14,839	**125**	(11,911)	(17)

Investment return has been allocated to/from the technical accounts in accordance with the ABI SORP by reference to a longer term rate of investment return in relation to the respective invested funds. The investment return has been calculated by applying the longer term rates of return to the investment funds at the start of each quarter. The longer term rates used are consistent with the start of the year assumptions used for the expected return for Achieved Profits reporting (disclosed in Note 8(i) of the Supplementary Financial Statements).

Shareholders' other income, reported within Other operational income (see Note 2 (vi)), has been analysed between the return achieved utilising a longer term rate of investment return and the variation from actual return. This does not impact the investment return shown in the non-technical account.

Notes to Financial Statements
Continued

3. Investment Return continued

The table below shows the effects on the longer term investment return of varying the rates of investment return used:

	1% higher 2003 £m	**1% lower 2003 £m**	1% higher 2002 £m	1% lowe 200 £r
General insurance	**20**	**15**	21	1
Other operational income	**117**	**82**	51	3
SRC	**112**	**76**	154	11

(v) Comparison of longer term and actual investment return	**1999-2003 £m**	1998-200 £n
Actual return attributable to shareholders:		
– General insurance	**48**	6
– Other operational income	**122**	7
– SRC	**97**	(
	267	13
Longer term return included in technical accounts:		
– General insurance	**91**	9
– Other operational income	**154**	13
– SRC	**589**	61
	834	851
Cumulative deficit over five years of actual returns over longer term returns	**(567)**	(721

4. Net Operating Expenses

	Technical account		Technical account	
	Long term business 2003 £m	**General business 2003 £m**	Long term business 2002 £m	Genera busines 200 £r
Acquisition costs	**611**	**121**	650	9
Administration expenses				
– maintenance	**195**		182	
– other	**50**		41	
Total administration expenses	**245**	**19**	223	1
Reinsurance commissions	**(23)**	**(9)**	(23)	(9
	833	**131**	850	104
Increase in deferred acquisition costs (net of reinsurance)	**(85)**	**(9)**	(15)	(5
	748	**122**	835	99

5. Tax Charge/(Credit)

	Technical account – long term business 2003 £m	Non-technical account 2003 £m	Technical account – long term business 2002 £m	Non-technical account 2002 £m
Current tax				
UK corporation tax at 30% (2002: 30%)				
Current tax for the year	**45**	**32**	84	31
– Double tax relief	**(3)**	**-**	(2)	–
– Adjustments in respect of prior periods	**(41)**	**(8)**	0	0
	1	**24**	82	31
Foreign tax – current tax for the year	**54**	**1**	47	0
Total current tax	**55**	**25**	129	31
Deferred tax				
Origination and reversal of timing differences				
– Arising from change in policyholder tax rates	**12**	**(1)**	–	–
– UK	**71**	**27**	(298)	(29)
– Foreign	**18**	**0**	12	0
	101	**26**	(286)	(29)
Movement from disposal of business during the year		**-**		(1)
	156	**51**	(157)	1
Tax attributable to the balance on the technical account – long term business		**14**		73
Tax on profit/(loss) on ordinary activities		**65**		74

Factors affecting current tax charge for the period:

The tax assessed for the period is lower (2002: higher) than the standard rate of corporation tax in the UK for a company (30%) (2002: 30%).

The differences are explained below:

	2003 £m	2002 £m
Profit/(loss) on ordinary activities before tax	**469**	(106)
Corporation tax at 30%	**140**	(32)
Effects of:		
Disallowable expenditure	**5**	4
Capital allowances for the period in excess of depreciation	**(1)**	(2)
Non taxable income including UK dividends	**(6)**	(1)
Adjustments in respect of prior periods	**(8)**	0
Differences between taxable and accounting investment gains/losses	**(32)**	10
Unrelieved tax losses	**1**	3
Overseas tax	**4**	0
(Lower)/higher tax on SRC investment return	**(64)**	133
Tax-free profit on sale of subsidiary undertaking	**0**	(11)
Current tax charge	**39**	104

Although the SRC has been recognised as profit in these financial statements, there has been no corresponding recognition in the FSA regulatory returns, on which the taxation of life assurance business is currently based. As the payment of incremental tax on this profit depends upon a future event, the occurrence of which is under the company's control, no event giving rise to the need to provide deferred tax has occurred. Accordingly no additional deferred tax has been provided. The maximum amount of such deferred tax not provided was £668m (2002: £655m).

5. Tax Charge/(Credit) continued

Factors which may affect future tax charges:

a) No deferred tax is recognised on the unremitted earnings of overseas subsidiaries as no dividends are proposed.

b) The Group has unrelieved trading losses carried forward of £32m (2002: £35m) in its overseas operations. No deferred tax asset has been recognised in respect of these losses as at 31 December 2003 (or 31 December 2002), as it is considered more likely than not that there will be no suitable profits emerging in future periods against which to relieve them. The potential deferred tax asset unrecognised as at 31 December 2003 is £11m (2002: £12m).

c) The Group has unrelieved post-cessation trading losses carried forward of £18m (2002: £19m). No deferred tax asset has been recognised in respect of these losses as at 31 December 2003 (or 31 December 2002), as it is considered more likely than not that there will be no suitable profits emerging in future periods against which to relieve them. Relief for these losses will only be obtained if there are suitable post-cessation trading profits arising in future periods. The potential deferred tax asset unrecognised at 31 December 2003 is £5m (2002: £6m).

d) The Group has surplus management expenses carried forward of £17m (2002: £42m). No deferred tax asset has been recognised in respect of these expenses as at 31 December 2003 (or 31 December 2002), as it is considered more likely than not that there will be no suitable profits emerging in future periods against which to relieve them. Relief for these expenses will only be obtained if there are suitable profits arising in future periods. The potential deferred tax asset unrecognised as at 31 December 2003 is £5m (2002: £11m).

e) The Group has net realised and unrealised capital losses as at 31 December 2003 of £nil (2002: £42m). No deferred tax asset was recognised in respect of these losses as at 31 December 2002 as it was considered more likely than not that there would be no suitable profits emerging in future periods against which to relieve them. The potential deferred tax asset unrecognised as at 31 December 2003 is £nil (2002: £13m).

6. Dividends

	2003 £m	2002 £m
Interim dividend paid 1 October 2003 of 1.57p (2002: 1.53p) per share.	**102**	86
Proposed final dividend of 3.33p (2002: 3.25p) per share payable on 4 May 2004.	**216**	211
	318	297

7. Earnings per Share

Earnings per share have been calculated in accordance with FRS 14 'Earnings Per Share' using the weighted average number of ordinary shares in issue and the profits/(loss) for the financial year. The reconciliation between the profit/(loss) for the financial year and earnings per share and the adjusted profit/(loss) for the financial year and related earnings per share is as follows:

	2003			2002		
	Weighted average number of shares m	**Profit/ (loss) £m**	**Earnings per share p**	Weighted average number of shares m	Profit/ (loss) £m	Earnings per share p
Operating profit after tax on continuing operations	**6,490**	**395**	**6.09**	5,868	345	5.88
Operating profit after tax on discontinued operations		**–**	**–**		4	0.07
Variation from longer term investment return		**61**	**0.93**		(54)	(0.92)
Change in equalisation provision		**(5)**	**(0.08)**		(3)	(0.05)
Profit on sale of Banking operations		**–**	**–**		36	0.61
Change in SRC		**(47)**	**(0.72)**		(508)	(8.66)
Profit/(loss) for the financial year	**6,490**	**404**	**6.22**	5,868	(180)	(3.07)
Net shares under options allocable for no further consideration	**15**	**–**	**–**	14*	–	–
Convertible bonds outstanding	**285**	**12**	**(0.10)**	285*	11	–
Diluted profit/(loss) for the financial year	**6,790**	**416**	**6.12**	6,167	(169)	(3.07)

* These shares are antidilutive as they would decrease the net loss per share, and are therefore ignored along with their associated revenue impact in the calculation of diluted earnings per share.

8. Sale of Banking Operations

The sale of Legal & General Bank Ltd and Legal & General Mortgage Services Ltd, two wholly owned subsidiaries, to Northern Rock plc, was completed on 1 August 2002. The results to the date of sale have been reported as discontinued business. This transaction resulted in an exceptional profit before tax in 2002 of £36m (£36m after tax) and generated net proceeds of £133m.

Comparative figures for the non-technical account continuing and discontinued businesses in 2002 are given below.

	Continuing operations £m	Discontinued operations £m	Total 2002 £m
Balance on the technical account – general business	41	–	41
Profit from long term business	363	–	363
Other operations	(506)	11	(495)
Allocated investment return	(18)	–	(18)
Other income	123	2	125
Other charges	(149)	(9)	(158)
Profit on sale of banking operations	–	36	36
	(146)	40	(106)
Tax on (loss)/profit on ordinary activities	(74)	0	(74)
(Loss)/profit for the financial year	(220)	40	(180)

9. Auditors' Remuneration

Fees paid to PricewaterhouseCoopers LLP as auditors amounted to £1.0m (2002: £1.0m). Included in these figures are £0.1m (2002: £0.1m) in respect of the Company. Other fees paid to PricewaterhouseCoopers LLP comprised:

	UK 2003 £m	**Group 2003 £m**	UK 2002 £m	Group 2002 £m
Regulatory returns	**0.1**	**0.1**	0.1	0.1
Interim review	**0.1**	**0.1**	0.1	0.1
Other assurance work	**0.3**	**0.3**	0.3	0.3
Restructuring, acquisitions and disposals	**0.0**	**0.0**	0.3	0.3
Tax advisory services	**0.1**	**0.1**	0.2	0.3
Other advisory services	**0.2**	**0.3**	0.5	0.5
	0.8	**0.9**	1.5	1.6

In addition to the above, professional fees are paid to various firms of accountants, including PricewaterhouseCoopers LLP, in respect of services supplied to a number of non-consolidated Venture Capital subsidiaries. Details of these subsidiaries and associated audit and non-audit fees are provided in Note 30.

10. Profit for the Financial Year

The profit for the financial year includes a profit of £328m (2002: £308m) dealt with in the accounts of the parent company, for which no profit and loss account is shown as permitted by Section 230 (4) of the Companies Act 1985.

11. Exchange Rates

Principal rates of exchange used for translation into sterling at the end of the year:

	2003	2002
United States dollar	**1.79**	1.61
Euro	**1.42**	1.53

Notes to Financial Statements

Continued

12. Investments

(i) Land and buildings*	**Long term business 2003 £m**	**Other business 2003 £m**	**Total 2003 £m**	Long term business 2002 £m	Other business 2002 £m	Tot 200 £
Leasehold properties						
– Long leaseholds	**415**	**35**	**450**	330	20	35
– Short leaseholds	**64**	**5**	**69**	55	3	5
	479	**40**	**519**	385	23	40
Freehold properties	**3,425**	**284**	**3,709**	2,997	184	3,18
Total land and buildings	**3,904**	**324**	**4,228**	3,382	207	3,58
(ii) Other financial investments**						
Shares and other variable yield securities and units in unit trusts	**9,260**	**2,234**	**11,494**	8,938	1,385	10,32
Debt securities and other fixed income securities	**17,338**	**939**	**18,277**	15,496	481	15,97
Loans secured by mortgages	**5**	**178**	**183**	14	190	20
Other loans						
– Policy loans	**64**	**–**	**64**	71	–	71
– Other loans	**–**	**–**	**–**	1	–	1
	64	**–**	**64**	72	–	7
Deposits with credit institutions	**723**	**458**	**1,181**	818	1,571	2,38
Other investments	**7**	**15**	**22**	3	69	7
	27,397	**3,824**	**31,221**	25,341	3,696	29,03
Less: amounts payable under a margining arrangement	**(169)**	**–**	**(169)**	(184)	–	(184
Total other financial investments	**27,228**	**3,824**	**31,052**	25,157	3,696	28,85
Total investments	**31,132**	**4,148**	**35,280**	28,539	3,903	32,44
Original cost of investments:						
Land and buildings	**2,873**	**239**	**3,112**	2,382	145	2,527
Other financial investments						
– Shares and other variable yield securities and units in unit trusts	**7,035**	**1,765**	**8,800**	7,841	1,273	9,114
– Debt securities and other fixed income securities	**16,247**	**941**	**17,188**	14,116	484	14,600
– Loans secured by mortgages	**5**	**178**	**183**	14	190	204
– Other loans	**63**	**–**	**63**	72	–	72
– Deposits with credit institutions	**723**	**458**	**1,181**	818	1,571	2,389
– Other investments	**7**	**14**	**21**	3	66	69
Total other financial investments	**24,080**	**3,356**	**27,436**	22,864	3,584	26,448
Total investments	**26,953**	**3,595**	**30,548**	25,246	3,729	28,975
Included in the current values above are listed investments amounting to:	**25,900**	**3,133**	**29,033**	23,230	1,667	24,897

* The value of land and buildings which were occupied by the Group for its own activities, included above, was £39m (2002: £39m). The original cost was £14m (2002: £14m).

** The reported asset mix shown above does not reflect the use of derivatives. The effect of outstanding futures contracts is to change the mix as if the value reported for shares, variable yield securities and unit trusts increased by £40m for Long term business and £6m for Other business (2002: £174m for Long term business and £457m for Other business); deposits would be changed by corresponding amounts. The effect of other derivatives is not considered significant enough to be disclosed.

13. Assets Held to Cover Linked Liabilities

	2003 £m	2002 £m
Managed pension funds (Legal & General Assurance (Pensions Management) Limited)	**72,846**	60,599
Other linked business	**11,462**	9,124
	84,308	69,723

The original cost of investments held to cover linked liabilities was £84,924m (2002: £80,093m).

14. Tangible Assets

Fixtures, fittings, tools and equipment (principally computer equipment and cars)	2003 £m	2002 £m
Cost:		
At 1 January	**123**	121
– Additions	**16**	14
– Disposals	**(15)**	(12)
At 31 December	**124**	123
Depreciation:		
At 1 January	**92**	84
– Provided during the year	**14**	17
– Disposals	**(8)**	(9)
At 31 December	**98**	92
Net book value at 31 December	**26**	31

15. Purchased Interests in Long Term Business

	2003 £m	2002 £m
Cost:		
At 1 January	**186**	182
– Exchange revaluation	**(17)**	(18)
	169	164
Additions	**(1)**	22
At 31 December	**168**	186
Amortisation:		
At 1 January	**147**	152
– Exchange revaluation	**(15)**	(15)
– Provided during the year	**7**	10
At 31 December	**139**	147
Net book value at 31 December	**29**	39

The net book value of purchased interests in long term business represents the remaining unamortised portion of the actuarially determined fair values of purchased long term in-force business. In the USA, relevant life business is amortised over its economic life in proportion to the projected premium income from that business and interest rate sensitive business is amortised in relation to the present value of estimated gross profits. In the UK, the value of the in-force business purchased on the acquisition of the Alliance & Leicester Life Assurance Company Limited is amortised over its economic life.

16. Share Capital and Share Premium

	Number of shares	2003 £m	200 £r
Authorised share capital			
At 31 December: ordinary shares of 2.5p each	**9,200,000,000**	**230**	23(

Issued share capital

Fully paid ordinary shares of 2.5p each		Share capital £m	Shar premiun £n
At 1 January 2003	**6,502,264,641**	**163**	**90!**
Options exercised under share option schemes			
– Executive share option scheme	**938,751**	**0**	'
– Save as you earn scheme	**658,520**	**0**	**(**
At 31 December 2003	**6,503,861,912**	**163**	**90(**

Employee share ownership trust
The Company has an employee share ownership trust (ESOT) which purchases in the market ordinary shares of the Company and holds such shares for deliver to employees under the various employee share schemes. Instead of using shares purchased in the market by the ESOT, the Company may issue new shares.

During 2003 1.2m shares were provided by the ESOT to employees to settle allocations due under the 2000 Share Bonus Plan and Performance Share Plan releases. As at 31 December 2003 the ESOT held 12.5m shares acquired at a cost of £11.5m and with a market value of £12.5m, none of which were purchasec during 2003. The ESOT's investments are included at cost in the consolidated balance sheet within Other financial investments. The cost of shares acquired by the ESOT has been financed by an interest free loan from the Company.

The ESOT has waived its rights to the dividends payable on the shares it holds.

Convertible bond
In December 2001, the Company issued £525m of convertible bonds due in 2006 which generated net proceeds after expenses of £515m.

The convertible bonds may be redeemed in 2005, and thereafter at the option of the Company, at par, provided the price exceeds 120% of the conversion price. A coupon of 2.75% per annum is paid semi-annually and the bonds convert into ordinary shares of the Company at 184p per share. The bonds would, if converted, give rise to the issue of 285,326,086 new ordinary shares representing approximately 4.4% of the current issued share capital.

The convertible bonds are included in the financial statements at an amount equal to the net proceeds after expenses. The difference between this amount and the face value is amortised at a constant rate over the term of the convertible bonds assuming no conversion and is included in the profit and loss accoun as interest expense. The carrying amount of the convertible bonds will equal the face amount at the maturity date. In the event of conversion any unamortisec costs relating to the converted bonds will reduce the amount credited to the share premium account.

Options
Options over 105,329,391 shares are outstanding under CSOP, ESOS and SAYE schemes at 31 December 2003 as shown below.

Number of shares	Option price pence per share	Option period ending in	Number of shares	Option price pence per share	Option perioc ending ir
2,675,928	41.59 – 137.40	2004	8,207,469	78.00 – 162.36	2009
2,644,357	43.69 – 135.11	2005	13,634,139	55.00 – 159.38	2010
22,653,944	55.00 – 137.40	2006	11,434,967	78.00 – 148.62	2011
2,510,286	78.00 – 124.39	2007	11,463,440	105.34 – 147.48	2012
15,458,761	55.00 – 124.39	2008	14,646,100	78.00 – 101.25	2013

A description of these schemes is contained in the Directors' Report on Remuneration on page 29.

17. Movements in Consolidated Profit and Loss Account

	2003 £m	2002 £m
At 1 January	**2,116**	2,601
Retained profit/(loss)	**86**	(477
Exchange losses	**(11)**	(8
At 31 December	**2,191**	2,116

18. General Insurance Business Provisions

	2003 £m	2002 £m
Provision for unearned premiums		
– gross	**210**	172
– reinsurers' share	**(15)**	(12)
	195	160
Claims outstanding		
– gross	**146**	128
– reinsurers' share	**(4)**	(5)
	142	123
Equalisation provision	**46**	40
Other technical provisions (provision for unexpired risks)		
– gross	**3**	6
– reinsurers' share	**0**	(1)
	3	5
Deferred acquisition costs (DAC)	**(57)**	(47)
General insurance provisions, net of reinsurance and DAC	**329**	281

19. Long Term Insurance Funds

	2003 £m	2002 Restated £m
Long term business provision – gross	**32,972**	30,475
Technical provisions for linked liabilities	**83,730**	67,834
Claims outstanding – gross	**234**	203
	116,936	98,512
Reinsurers' share of provisions	**(3,230)**	(2,371)
	113,706	96,141
Deferred acquisition costs	**(835)**	(785)
Fund for future appropriations	**1,498**	516
SRC in the UK long term fund	**2,212**	2,259
	3,710	2,775
Total long term insurance funds	**116,581**	98,131
Comprising insurance funds for:		
UK life and pensions business	**42,224**	37,252
UK managed pension funds	**72,477**	59,020
Other business	**1,880**	1,859
	116,581	98,131

The cost of bonuses incurred during the year was £465m (2002: £579m), of which £287m (2002: £284m) was included in the long term business provision above.

The long term insurance funds represent the total assets associated with long term business less relevant creditors, valued in accordance with the provisions of Schedule 9A to the Companies Act 1985. The principal area of operation for long term insurance business is the UK for which details of actuarial assumptions are provided. For UK business, valuation assumptions have been determined in accordance with rules relating to the valuation of liabilities as published by the Financial Services Authority (FSA). Full disclosure of valuation assumptions, including the assumed margins for the risk of default on assets backing technical provisions, are disclosed in the Abstract of Valuation Report of the Appointed Actuary contained within the FSA returns of Legal & General Assurance Society Limited (Society) and Legal & General Assurance (Pensions Management) Limited. These FSA returns are due to be submitted to the regulator by 31 March 2004 and will then be available to any shareholder on request.

19. Long Term Insurance Funds continued

The principal assumptions for the UK MSS accounts are:

	2003	2002
Rate of interest/discount rate		
Life assurances	**3.25%pa**	3.25%pa
Bonuses on with-profits life assurances	**2.75%pa**	2.75%pa
Pension assurances	**3.25-4.0%pa**	3.25-5.0%pa
Annuities in deferment	**3.6-4.9%pa**	3.7-5.1%pa
Annuities in deferment (RPI-linked; net rate after allowance for inflation)	**1.2-1.95%pa**	1.4-2.15%pa
Vested annuities	**4.9-4.95%pa**	4.9-5.1%pa
Vested annuities (RPI-linked; net rate after allowance for inflation)	**1.95%pa**	2.15%pa
Mortality tables		
Non-linked individual term assurances	**125% TM92/TF92sel**	125% TM92/TF92sel
Non-linked individual term assurances with critical illness	**90%CIBT93 adj-2yrs**	90%CIBT93 adj-2yrs
Other non-linked life assurances	**150% AM92/AF92ult**	150% AM92/AF92ult
Annuities in deferment	**A67/70 ult-3 yrs**	A67/70 ult-3 yrs
Vested annuities (with allowance for mortality improvement according to CMI Working Paper 1 projection MC for males and CMI Report No.17 for females, and for certain annuities a further allowance for the effect of initial selection)		
Bulk purchase annuities	**82-97%a(55) ult-3 yrs**	86-96%a(55) ult-3 yrs
Other annuities	**68-100% PMA/PFA 92(c=2001)**	89-102% PMA/PFA 92(c=2001)

Premiums

For those contracts where the policyholder does not have the right to vary the amount of the premium paid, full credit is taken for the premiums contractually due at the valuation date. For contracts where the policyholder has the option to vary the rate of premium, the provision is taken as being the higher of the amount calculated as if the policyholder continues to make premium payments or, alternatively, ceases to pay premiums altogether.

Persistency

Except for certain term assurances, valuation provisions are calculated as being the greater of the provision assuming that the contract continues in force until maturity, or, discontinues at the valuation date. For certain term assurance policies, there is a liability on discontinuance within the first four years from inception and provisions have been calculated assuming lapse rates as follows:

	2003	2002
Year 1	**10%**	10%
Year 2	**15%**	15%
Year 3	**25%**	25%
Year 4	**25%**	25%

For all years after Year 4 a nil lapse rate is assumed.

Significant assumptions

Long term insurance provisions, together with related reinsurance recoveries, are established on the basis of current information and are subject to subsequent reassessment as changes to underlying factors occur. The results are particularly sensitive to the levels of future mortality (including the incidence of critical illnesses) and investment returns.

In the case of term assurances, including those that offer critical illness benefits, a worsening in mortality experience leads to increased claim levels and hence reduced profit. For annuity contracts the risk is that policyholders live longer than expected. Term assurance is subject to reinsurance which mitigates the risk. Annuity contracts are not generally reassured.

Calculation of technical provisions for non profit business requires assumptions on the required rate of return on the company's investments. Profits will be reduced if long term investment returns are lower than those assumed. With-profits technical provisions are in part backed by equity type assets where the volatility of returns can have both a favourable and unfavourable impact on the company's ability to pay bonuses and on the fund's capital position. As profits from such business are related to bonuses, profits are also subject to some volatility. However it is the Group's policy to smooth returns to with-profits policyholders through bonuses, and hence to smooth profits.

Changes to valuation interest rates for non profit business result from changes to the yield on the backing assets measured on a regulatory basis. Society matches non profit assets and liabilities by duration, and, whilst changes in liabilities are therefore broadly matched by similar changes to asset values, the use of the regulatory basis for determining the valuation interest rate may also influence reported profit.

For conventional with-profits contracts, a net premium valuation basis is used, with the valuation discount rate being reduced to make implicit provision for future reversionary bonuses. Except for conventional with-profits contracts, a gross premium valuation basis is generally used to calculate the long term business provision. For accumulating with-profits contracts (including unitised with-profits), an explicit provision is made for future reversionary bonuses consistent with the yield on the assets assumed under the regulatory basis. For all with profits business, the technical provisions make allowance for reversionary bonuses added to date but do not make either implicit nor explicit allowance for future terminal bonuses.

Other assumptions

In calculating the long term business provisions for international long term business operations, locally accepted actuarial tables and interest rates are used.

20. Provisions for Other Risks and Charges

Deferred tax	2003 £m	2002 £m
At 1 January	**51**	371
Exchange gain	**(8)**	(6)
Increase/(release) of provision during the year	**127**	(316)
Movements from acquisition and disposal of businesses during the year	**–**	2
At 31 December	**170**	51

The provision for deferred tax consists of the following amounts:		
Unrealised gains on investments	**264**	149
The excess of depreciation over capital allowances	**(36)**	(33)
Timing differences between accounts and tax deduction for management expenses	**(9)**	1
Timing differences between accounts and tax deduction for actuarial provisions	**(23)**	(42)
Tax losses carried forward	**(24)**	(18)
Other timing differences	**(2)**	(6)
	170	51

The Technical provisions for linked liabilities have been determined on an actuarial basis, which includes a deferred tax liability of £21m at 31 December 2003 (2002: £39m asset).

21. Borrowings

	Long term business 2003 £m	Other business 2003 £m	Total 2003 £m	Long term business 2002 £m	Other business 2002 £m	Total 2002 £m
Analysis by purpose						
Mortgage related	**3**	**–**	**3**	3	–	3
Attributed to the SRC	**–**	**602**	**602**	–	602	602
Other	**8**	**862**	**870**	24	960	984
Total	**11**	**1,464**	**1,475**	27	1,562	1,589

Reported as:

	2003 £m	2002 £m
Amounts owed to credit institutions		
– repayable, otherwise than by instalments, in less than five years	**360**	476
– repayable, otherwise than by instalments, in more than five years	**597**	597
	957	1,073
Debenture loans – Convertible bond	**518**	516
	1,475	1,589

21. Borrowings continued

	2003 £m	2002 £m
Analysis by nature		
Unsecured		
– 2.75% Convertible bond 2006	**518**	516
– Medium term notes 2031-2041	**597**	597
– Medium term notes 2004	**6**	369
– Commercial paper 2004	**352**	89
– Bank loans 2004	**2**	18
	1,475	1,589
Analysis by maturity		
In one year or less or on demand	**360**	470
Between 1 and 2 years	**0**	6
Between 2 and 5 years	**518**	516
In 5 years or more	**597**	597
	1,475	1,589

i) As at 31 December 2003 the Group has revolving credit facilities amounting to £475m expiring between 2004 and 2008, arranged on a bilateral basis with a number of banks, which may be used to refinance existing borrowings.

ii) The maturity profile above is calculated on the basis that a facility to refinance a maturing loan should not be recognised unless the facility and loan are related. If refinancing under the Group's committed facilities were recognised, then £155m of the amount shown as repayable within one year would be reclassified as repayable after more than one year.

Analysis by currency

After taking into account interest rate and currency swaps, the Group's borrowings as at 31 December 2003 were as follows:

	Floating borrowings £m	Fixed borrowings £m	Total £m
Sterling	**358**	**1,116**	**1,474**
Other	**1**	**0**	**1**
	359	**1,116**	**1,475**

The fixed borrowings of £1,116m had a weighted average interest rate of 4.38% for a weighted average period of 17 years.

22. Other Creditors

	Long term business 2003 £m	Other business 2003 £m	Total 2003 £m	Long term business 2002 Restated £m	Other business 2002 £m	Total 2002 Restated £m
Tax payable	**6**	**57**	**63**	5	38	43
Dividends payable	**–**	**216**	**216**	–	211	211
Temporary pension fund monies	**369**	**–**	**369**	1,579	–	1,579
Balances between long term and other business	**1,058**	**(1,058)**	**–**	1,296	(1,296)	–
Other creditors	**220**	**188**	**408**	370	177	547
Total	**1,653**	**(597)**	**1,056**	3,250	(870)	2,380

Prior year comparative figures have been adjusted in the Technical account – long term business to reclassify institutional pension fund management temporary monies between Other technical income, Claims paid and the change in Technical provisions for linked liabilities, with a corresponding restatement in the Balance sheet from the Technical provision for linked liabilities to Other creditors. There is no adjustment to the reported results.

Except as indicated in Note 21, all creditors are payable within a period of five years.

23. Company Investments

	Shares in Group companies 2003 £m	Loans to Group companies 2003 £m	Total 2003 £m	Shares in Group companies 2002 £m	Loans to Group companies 2002 £m	Total 2002 £m
At valuation, 1 January	**3,541**	**1,301**	**4,842**	3,228	917	4,145
Additions	**19**	**0**	**19**	809	393	1,202
Revaluation	**65**	**(29)**	**36**	(496)	(9)	(505)
At valuation, 31 December	**3,625**	**1,272**	**4,897**	3,541	1,301	4,842
At cost, 31 December	**1,983**	**1,326**	**3,309**	1,964	1,326	3,290

24. Movement in Company Reserves

	Revaluation reserve 2003 £m	Profit and loss account 2003 £m	Revaluation reserve 2002 £m	Profit and loss account 2002 £m
At 1 January	**1,612**	**504**	2,108	493
Retained profit after tax and dividends	**–**	**10**	–	11
Increase/(decrease) in the net assets of subsidiaries	**65**	**–**	(496)	–
At 31 December	**1,677**	**514**	1,612	504

25. Cash Flow for Shareholders' and General Insurance Funds (excluding SRC and its subsidiaries)

(i) Reconciliation of profit/(loss) on ordinary activities before tax	2003 £m	2002 £m
Profit/(loss) on ordinary activities before tax	**469**	(106)
Profits relating to life and pensions business	**(443)**	(421)
Long term business profit included in Institutional fund management	**(40)**	(34)*
Profit before tax of subsidiaries of the SRC	**(2)**	(37)
Change in SRC excluding subsidiaries	**137**	571
Profit on sale of Banking operations	**–**	(8)
Cash received from life and pensions business	**275**	132
Cash received from Institutional fund management	**24**	–
Depreciation of tangible fixed assets	**4**	9
Increase in general insurance technical provisions	**49**	5
(Increase)/decrease in other operating debtors	**(41)**	118*
Increase in other operating creditors	**19**	199
Interest expense on shareholders' borrowing	**58**	52
Realised and unrealised investment (gains)/losses	**(102)**	40
Net cash inflow from operating activities	**407**	520

* Profits relating to Institutional fund management have been separately classified.

(ii) Analysis of cash flows for headings netted in the cash flow statement

Financing	2003 £m	2002 £m
Issue of share capital	**1**	792
(Decrease)/increase in total borrowings	**(76)**	218
	(75)	1,010

25. Cash Flow for Shareholders' and General Insurance Funds (excluding SRC and its subsidiaries) continued

	2003 £m	2002 £m
Portfolio investments		
Cash (inflows)/outflows from the purchase/advances of:		
Shares and other variable yield securities and units in unit trusts	**750**	41
Debt securities and other fixed income securities	**1,879**	307
Loans secured by mortgages	**32**	242
Other loans and investments	**1**	80
Cash inflows from the sale/redemption of:		
Shares and other variable yield securities and units in unit trusts	**(249)**	(23
Debt securities and other fixed income securities	**(1,386)**	(224
Loans secured by mortgages	**(51)**	(167
Other loans and investments	**(56)**	(242
Net cash (inflows)/outflows from:		
Deposits with credit institutions	**(963)**	1,127
	(43)	1,141

(iii) Sale of Banking operations	
Loans secured by mortgages disposed of	237
Bank customer deposits	(69
Other net liabilities disposed of	(156
Profit on sale	8
	20

(iv) Acquisition of subsidiary companies from the UK long term fund	
Portfolio investments acquired	85
Other net assets acquired	103
Other net liabilities acquired	(81
Cash payment made	107

During the first half of 2002 capital totalling £6m was introduced into the banking subsidiary by shareholder owned companies resulting in a part acquisition of the company from the SRC. Following the sale of the banking operations to Northern Rock Plc, the remainder of the shell holding company was acquired from the SRC for £101m.

(v) Movement in opening and closing portfolio investments net of financing

	2003 £m	2002 £m
Net cash inflow for the period	**2**	4
Cash flow (excluding long term business and SRC)		
Net (sale)/purchase of portfolio investments	**(43)**	1,141
Decrease/(increase) in loans	**76**	(218)
Movement arising from cash flows	**35**	927
Movement in long term business and SRC investments net of financing	**2,586**	(2,538)
Investments acquired/(disposed) of on sale of Banking operations	**-**	(167)
Changes in market values and exchange rate effects	**87**	(6)
Total movement in portfolio investments net of financing	**2,708**	(1,784)
Portfolio investments net of financing at 1 January	**31,162**	32,946
Portfolio investments net of financing at 31 December	**33,870**	31,162

25. Cash Flow for Shareholders' and General Insurance Funds (excluding SRC and its subsidiaries) continued

(vi) Movement in cash, portfolio investments and financing

	At 1 Jan 2003 £m	Cash flow £m	Changes in long term business (incl. SRC) £m	Changes to market and currency values £m	At 31 Dec 2003 £m
Cash at bank and in hand	309	2	(247)	1	65
Land and buildings	3,589	0	639	0	4,228
Shares and unit trusts	10,323	501	557	113	11,494
Debt securities and other fixed income securities	15,977	493	1,819	(12)	18,277
Loans secured by mortgages	204	(19)	(9)	7	183
Other loans	144	(55)	(4)	1	86
Deposits with credit institutions	2,389	(963)	(245)	0	1,181
	32,626	(43)	2,757	109	35,449
Margining arrangement	(184)	-	15	-	(169)
Financing					
Loans due within 1 year	(470)	73	59	(22)	(360)
Loans due after 1 year	(1,119)	3	2	(1)	(1,115)
	(1,589)	76	61	(23)	(1,475)
	31,162	35	2,586	87	33,870

26. Related Party Transactions

There were no material transactions between directors or key managers and the Legal & General group of companies. All transactions between the Group, its directors and key managers are on commercial terms at rates which are no more favourable than those available to staff in general.

27. Employee Information

	2003	2002
Average numbers of staff employed by the Group during the year were:		
– UK	**7,944**	8,267
– Europe	**300**	288
– USA	**303**	318
Worldwide employees	**8,547**	8,873

Aggregate gross remuneration	£m	£m
– Wages and salaries	**243**	239
– Social security costs	**28**	26
– Other pension costs	**27**	18
	298	283

Included in the UK figures are 811 (2002: 773) part time employees with an aggregate gross remuneration of £13m (2002: £11m).

28. Officers' Loans

At 31 December 2003 and 31 December 2002, there were no loans outstanding to officers of the Company.

29. Contingent Liabilities, Guarantees and Indemnities

Provision for the liabilities arising under contracts with policyholders is based on certain assumptions. The variance of actual experience from that assumed may result in such liabilities differing from the provisions made for them. Liabilities may also arise in respect of claims relating to the interpretation of such contracts, or the circumstances in which policyholders have entered into them (together in this paragraph "liabilities"). The extent of such liabilities is influenced by a number of factors including the actions and requirements of the FSA, by ombudsman rulings, by industry compensation schemes and by court judgements. The continuing general profile and emphasis being given by the FSA and other bodies to the suitability of the past sales of endowment policies in the context of some mortgage transactions has led to the continuing receipt of claims from holders of endowment policies.

On 27th November 2003, Legal & General Assurance Society Limited ("the Society") referred to the Financial Services and Markets Tribunal ("Tribunal") a Decision Notice issued by the FSA in relation to the sale of a small proportion of its mortgage related endowment policies issued between 1997 and 1999 ("Notice"). The matters contained in the Notice will be determined by the Tribunal later this year.

Provision for liabilities continues to be made and is regularly reviewed. However, it is not possible to predict, with certainty, the extent and the timing of the financial impact to which these liabilities may give rise. The relevant members of the Group nevertheless consider that each makes prudent provision for such liabilities, as and when circumstances calling for such provision become clear, and that each has adequate capital and reserves to meet all reasonably foreseeable eventualities.

In 1975 the Society was required by the Institute of London Underwriters (ILU) to execute the ILU form of guarantee in respect of policies issued through the ILU's Policy Signing Office on behalf of NRG Victory Reinsurance Company Ltd (Victory), a company which was then a subsidiary of the Society. In 1990, Nederlandse Reassurantie Groep Holding nv (the assets and liabilities of which have since been assumed by Nederlandse Reassurantie Groep NV under a statutory merger in the Netherlands) acquired Victory and provided an indemnity to the Society against any liability the Society may have as a result of the ILU's requirement, and the ILU agreed that its requirement of the Society would not apply to policies written or renewed after the acquisition. Whether the Society has any liability as a result of the ILU's requirement and, if so, the amount of its potential liability is uncertain. The Society has made no payment or provision in respect of this matter

Group companies have given indemnities and guarantees, including interest rate guarantees, as a normal part of their operating activities or in relation to capital market transactions.

30. Subsidiaries

(i) Operating subsidiaries

The principal operating subsidiaries consolidated in these financial statements are listed below. The Company holds, directly or indirectly, all of the ordinary share capital and voting rights of these companies except for Gresham Insurance Company Limited, in which the Group holds 90% of the ordinary share capital.

Company name	Nature of business	Country of incorporation
Legal & General Finance Plc*	Treasury operations	England and Wales
Legal & General Resources Limited*	Provision of services	England and Wales
Legal & General Assurance Society Limited	Long term and general insurance	England and Wales
Legal & General Insurance Limited	General insurance	England and Wales
Legal & General Investment Management Limited	Investment management	England and Wales
Legal & General Assurance (Pensions Management) Limited	Long term insurance	England and Wales
Legal & General (Portfolio Management Services) Limited	Investment management	England and Wales
Legal & General Property Limited	Property management	England and Wales
Legal & General (Unit Trust Managers) Limited	Unit trust management	England and Wales
Legal & General Estate Agencies Limited	Estate agency	England and Wales
Legal & General Ventures Limited	Venture capital management	England and Wales
Alliance & Leicester Life Assurance Company Ltd**	Long term insurance	England and Wales
Gresham Insurance Company Limited	General insurance	England and Wales
Legal & General (France) SA	Long term insurance	France
Legal & General Bank (France) SA	Financial services	France
Legal & General Nederland Levensverzekering Maatschappij NV	Long term insurance	Netherlands
Banner Life Insurance Company Inc	Long term insurance	USA
William Penn Life Insurance Company of New York Inc	Long term insurance	USA

* Directly held by Legal & General Group Plc. All other subsidiaries are held through intermediate holding companies.

** The insurance liabilities and assets of the Alliance & Leicester Life Assurance Company Ltd were transferred to Legal & General Assurance Society Limited under part VII of the Financial Services and Markets Act 2000 on 31 October 2003.

The main territory of operation of subsidiaries incorporated in England and Wales is the UK. For overseas subsidiaries, the principal country of operation is the same as the country of incorporation. The principal activities of the Company and its subsidiaries are:

Long term insurance
Ordinary life and pensions business covers individual life and annuity policies, including capital redemption and permanent health insurance, individual pension arrangements and employers' schemes (including group life and permanent health insurance benefits) and pension fund management business.

Investment management
Provision of a fund management service for clients' funds as well as the Group's insurance and shareholders' funds through managed and segregated funds, unit trusts, personal equity plans and individual savings accounts.

General insurance
Household, mortgage indemnity, motor, healthcare and accident sickness and unemployment insurance.

30. Subsidiaries continued

(ii) Investments

The following subsidiaries, held via intermediate holding companies or via limited partnerships and overseas investment holding companies, have been excluded from consolidation. These remaining subsidiaries have been excluded from consolidation because the relevant limited partnership agreements impose severe long term restrictions over the Group's ability to exercise control. All of these holdings have been included as investments.

Company name	Country of Incorporation	% equity shares held by the Group
Arlington Business Parks Partnership	England and Wales	64.96
Chenas Finance SA	Luxembourg	69.49
Europe Loisirs SA	Luxembourg	82.60
HMG Holdings Limited	England and Wales	65.28
IPT Group Limited	England and Wales	55.53
Moliflor Loisirs Participations SAS	France	50.07
Trident Components Group Limited	England and Wales	50.38

The aggregate capital and reserves of the above companies and the aggregate profit or loss for the relevant financial years are not material. The net amount owed by these companies to the Group was £103m (2002: £116m).

Audit fees paid to PricewaterhouseCoopers LLP by certain of the non-consolidated subsidiaries totalled £0.5m (2002: £0.3m). Professional fees are also paid to various firms of accountants, lawyers and advisers, including PricewaterhouseCoopers LLP, in respect of other services supplied to certain of the subsidiaries listed above, including corporate finance, due diligence and other advisory services. Fees paid to accountants in respect of their non-audit services to non-consolidated subsidiaries totalled £0.5m in 2003 (2002: £2.7m), of which fees paid to PricewaterhouseCoopers LLP were £0.3m (2002: £0.3m) for the UK and £0.4m (2002: £2.4m) for the Group. The aggregate non-audit fees paid to PricewaterhouseCoopers LLP in 2003, including those in respect of venture capital subsidiaries and those disclosed in Note 9 amounted to £1.1m (2002: £1.8m) in the UK and £1.3m (2002: £4.0m) for the Group.

31. Goodwill Resulting from Acquisitions

The cumulative goodwill charged to reserves prior to 1998, arising from acquisition of subsidiaries which are still part of the Group, amounted to £70m as at 31 December 2003 (2002: £70m).

32. Associates and Joint Ventures

As part of an arrangement to provide household insurance to customers of The Woolwich plc (Woolwich) the Group has a 10% interest in Woolwich Insurance Services Limited (WIS) and Woolwich has a 10% interest in the Group's subsidiary, Gresham Insurance Company Limited (Gresham). The Group's 10% holding in WIS is included in investments. The minority interest in Gresham is not separately disclosed as it is not material.

The Group also has the following significant holdings which have been included as investments. The gross assets of these companies are in part funded by borrowings which are non-recourse to the Group.

Company name	Country of incorporation	% equity shares held by the Group
Bracknell Regeneration Limited Partnership	England and Wales	50.00
Hayley Conference Centres Holdings Limited	England and Wales	40.63
Industrial Property Investment Fund	England and Wales	25.37
Leisure Retail Investment Fund	England and Wales	49.88
Performance Shopping Centre Limited Partnership	England and Wales	50.00
Vue Entertainment Holdings Limited	England and Wales	31.20

In addition the Group also has other investments where its holding exceeds 20% of the equity share capital. They have not been treated as associated undertakings as either the Group does not exercise any significant influence over them, or their operations are not significant in relation to the financial statements of the Group.

33. Commitments

	2003 £m	2002 £m
Authorised and contracted commitments not provided for in respect of investments, including property development, payable after 31 December		
– Long term business	**134**	184

34. Pension Costs

The Group operates the following pension schemes in the UK and overseas:

- Legal & General Group UK Pension and Assurance Fund (the Fund). The Fund is a defined benefit scheme which was closed to new members from January 1995; last full actuarial valuation as at 31 December 2001.
- Legal & General Group UK Senior Pension Scheme (the Scheme). The Scheme is a defined benefit scheme which, with a few exceptions (principally transfers from the Fund), was closed to new members from August 2000; last full actuarial valuation as at 31 December 2001.
- Legal & General Group Personal Pension Plan (UK) – a defined contribution scheme.
- Legal & General Staff Stakeholder Pension Scheme (UK) – a defined contribution scheme.
- Legal & General America Inc Cash Balance Plan – a defined benefit scheme; last full actuarial valuation as at 31 December 2002.
- Regime de Retraite Professionnel (France) – a defined contribution scheme.
- Legal & General Nederland Stichting Pensioenfonds – a multi-company defined benefit scheme. This scheme is a multi-employer defined benefit scheme which, as the company share of the underlying assets and liabilities cannot be identified, has been treated for reporting purposes as a defined contribution scheme. The contribution in respect of this scheme for the year was £0.6m.

All significant schemes have been subject to regular valuation or formal reviews by qualified actuaries who were employees of the Group.

There were no contributions prepaid or outstanding at either 31 December 2003 or 31 December 2002 in respect of these schemes. The Group has no liability for retirement benefits other than for pensions, except for a small scheme in France (Indemnites de Fin Carriere) which provides for lump sum benefits on retirement. The Fund and Scheme account for virtually all of the UK and over 98% of worldwide assets, contributions and members of the Group's defined benefit schemes.

The actuarial value of the combined assets of the Fund and Scheme at 31 December 2001, the date of the last full actuarial valuation, was £506m, sufficient to cover 111% of the accrued members' benefits.

The surpluses of the Fund and Scheme based on this valuation were being amortised over 11 years (the average expected remaining service lives of the members of the current schemes) using the percentage of pay amortisation method.

The major assumptions used by the actuaries of the defined benefit schemes for this valuation under Statement of Standard Accounting Practice (SSAP) 24 were

Rate of increase in pensions in payment	3.75%	Retail price index	4.00%
Rate of growth in dividend income	4.00%	Rate of return on investment	8.00%
Rate of interest applied to discount liabilities	8.00%	Rate of increase in salaries, excluding promotional increases	6.00%

The actuary of the Fund and Scheme has conducted a preliminary review based on the last full valuation from which the actuarial value of the combined assets at 31 December 2003 have been established at £542m, sufficient to cover 92% of the accrued members' benefits with the average expected remaining service lives of the members increasing to 12 years. Following the increases in contribution rates made by Legal & General over the past year, with effect from 1 January 2004 the Fund and Scheme will cease being non-contributory schemes. From this date members have been able to elect to contribute up to 5% of their pensionable salary and retain the existing level of benefit or accrue benefits at a lower rate. The average contribution rate of pensionable salary in 2003 was 22.7% (2002: 12.7%).

All of the defined benefit schemes are valued under the projected unit method. As the Fund and Scheme are effectively closed to new members, the current service costs will increase as the age profile of active members rises.

The charges for pension costs for the schemes within the Group under SSAP 24 were:

	2003 £m	**2003 £m**	2002 £m	2002 £m
Defined benefit schemes				
The Fund – Regular pension costs	**7**		8	
– Amortisation of deficit/(surplus)	**2**	**9**	(3)	5
The Scheme – Regular pension costs	**5**		6	
– Amortisation of deficit/(surplus)	**2**	**7**	(2)	4
Other UK and Overseas schemes		**0**		1
		16		10
Defined contribution schemes		**11**		8
		27		18

34. Pension Costs continued

Additional disclosures required in respect of Financial Reporting Standard (FRS) 17

The major assumptions used by the actuaries of the defined benefit schemes under FRS17 were:

	31.12.03 Fund and Scheme %	31.12.03 USA %	31.12.02 Fund and Scheme %	31.12.02 USA %	31.12.01 Fund and Scheme %	31.12.01 USA %
Inflation	**3.0**	**3.0**	2.5	3.0	2.5	4.0
Rate of increase in salaries, excluding promotional increases	**3.5**	**5.0**	4.0	5.0	4.0	6.0
Rate of increase in pensions in payment	**3.0**	**–**	3.0	–	3.0	–
Rate of increase in deferred pensions	**3.5**	**–**	3.0	–	3.0	–
Rate used to discount liabilities	**5.5**	**6.8**	5.5	7.3	5.8	7.5

	Value at 31.12.03 £m	Longer term rate of return expected at 31.12.03 % p.a.	Value at 31.12.02 £m	Longer term rate of return expected at 31.12.02 % p.a.	Value at 31.12.01 £m	Longer term rate of return expected at 31.12.01 % p.a.
Market value of the assets of the Fund and Scheme and the expected rate of return were:						
Equities	**408**	**8.0**	371	8.0	485	8.0
Bonds	**93**	**5.0-6.0**	55	5.0-6.0	65	5.0-6.0
Properties	**41**	**7.5**	37	7.5	41	8.5
Purchased annuities*	**316**	**5.5**	293	5.5	270	5.8
Other investments	**0**	**–**	0	–	4	–
	858		756		865	
Market value of the assets of the USA scheme and the expected rate of return	**6**	**8.5**	6	8.5	9	8.0
Total market value of assets	**864**		762		874	
Actuarial value of liabilities	**(960)**		(866)		(801)	
UK	**(93)**		(101)		73	
USA	**(3)**		(3)		0	
Total gross (deficit)/surplus	**(96)**		(104)		73	
Related deferred tax asset/(liability)	**29**		31		(22)	
Net pension (liability)/asset	**(67)**		(73)		51	

* The purchased annuities have been valued using the same yield as has been assumed in establishing the liabilities.

If the above amounts had been recognised in the financial statements, of the total net pension liability £18m (2002: £19m liability; 2001: £13m asset) would have been charged against (2002, charged against; 2001, credited to) the FFA in accordance with the guidelines contained in the ABI SORP. The shareholders' net assets and profit and loss account would have been adjusted as follows:

	2003 £m	2002 £m	2001 £m
Shareholders' net assets excluding pension (liability)/asset	**3,260**	3,184	2,877
Pension (liability)/asset	**(49)**	(54)	38
Net assets including pension (liability)/asset	**3,211**	3,130	2,915
Profit and loss account excluding pension (liability)/asset	**2,191**	2,116	2,601
Net pensions (liability)/asset	**(49)**	(54)	38
Profit and loss account including pension (liability)/asset	**2,142**	2,062	2,639

34. Pension Costs continued

The following UK amounts would have been recognised in the performance statements in the year to 31 December 2003 under the requirements of FRS17:

	2003 £m	2002 £m
Operating profit		
Current service cost	**(12)**	(11
Other finance income		
Expected return on the Fund and Scheme assets	**38**	47
Interest on the Fund and Scheme liabilities	**(36)**	(35
Net return	**2**	12
Amounts included within the statement of total recognised gains and losses (STRGL)		
Actual return less expected return on the Fund and Scheme assets	**44**	(122
Experience losses arising on the Fund and Scheme liabilities	**(7)**	(10
Change in assumptions underlying the present value of the Fund and Scheme liabilities	**(34)**	(8
Actuarial gain/(loss) recognised in the STRGL	**3**	(140
Movement in (deficit)/surplus during the year		
(Deficit)/surplus in the Fund and Scheme at the beginning of the year	**(101)**	73
Movement in year:		
– Current service cost	**(16)**	(15
– Contributions	**16**	9
– Other finance income	**3**	16
– Actuarial gain/(loss)	**5**	(184
Deficit in the Fund and Scheme at end of year	**(93)**	(101

The UK actuarial review at 31 December 2003 showed a deficit of £93m, a decrease of £8m from the previous year's deficit of £101m. No improvements in benefits were made in 2003, contributions increased to £16m (22.7% of pensionable pay), (2002: £9m; 12.7% of pensionable pay). In the current investment market it has been agreed with the trustees that the level of contributions will be maintained at least at the present level.

Details of experience gains and losses for the year to 31 December 2003:

	2003 £m	2003 %	2002 £m	2002 %	
Difference between the expected return and actual return on Fund and Scheme assets	**59**	**6.8**	(161)	(21.3)	% of Fund and Scheme assets
Experience losses on Fund and Scheme liabilities	**(9)**	**(0.9)**	(13)	(1.6)	% of present value of Fund and Scheme liabilities
Actuarial gain/(loss) recognised in the STRGL	**3**	**0.5**	(140)	(16.3)	% of present value of Fund and Scheme liabilities

Supplementary Financial Statements

Achieved Profits Basis

Table of Contents

7

Consolidated Profit and Loss Account – Achieved Profits Basis

For the year ended 31 December 2003

	Note	2003 £m	2002 £m
Profit on continuing operations			
UK life and pensions	6(a)	**537**	501
International life and pensions			
– USA		**50**	50
– Netherlands		**24**	23
– France		**9**	7
	6(a)	**83**	80
		620	581
Institutional fund management		**80**	92
General insurance		**41**	46
Other operational income		**18**	(24)
Operating profit on continuing operations		**759**	695
Profit on discontinued operations			
Other operational income – Banking		**–**	4
Operating profit		**759**	699
Variation from longer term investment return		**424**	(1,174)
Change in equalisation provision		**(7)**	(5)
Effect of economic assumption changes		**(32)**	(6)
Effect of UK Budget tax changes		**(27)**	–
Profit on sale of Banking operations		**–**	36
Profit/(loss) on ordinary activities before tax		**1,117**	(450)
Tax charge on operating profit		**(209)**	(197)
Tax (charge)/credit on other profits/(losses)		**(49)**	224
Tax (charge)/credit on profit/(loss) on ordinary activities		**(258)**	27
Profit/(loss) for the financial period		**859**	(423)
Dividends		**(318)**	(297)
Retained profit/(loss)		**541**	(720)

	p	p
Dividend per share	**4.90**	4.78
Earnings per share:		
– based on operating profit after tax on continuing operations	**8.47**	8.50
– based on profit/(loss) for the financial period	**13.24**	(7.21)
Diluted earnings per share:		
– based on operating profit after tax on continuing operations	**8.26**	8.28
– based on profit/(loss) for the financial period	**12.83**	(7.21)

Consolidated Balance Sheet – Achieved Profits Basis

As at 31 December 2003

	Note	2003 £m	200 Restate £n
Assets			
Investments		**35,280**	32,44
Assets held to cover linked liabilities		**84,308**	69,72
Long term in-force business asset	3	**2,365**	1,91
Other assets		**5,320**	4,48
		127,273	108,57
Liabilities			
Shareholders' funds	6(d)	**5,596**	5,061
Fund for future appropriations		**1,498**	51
Technical provisions			
– Technical provisions for linked liabilities		**83,730**	67,83
– Other long term business provisions		**33,206**	30,67
– General insurance provisions		**405**	34
		117,341	98,85
Borrowings		**1,475**	1,58
Other creditors		**1,363**	2,54
		127,273	108,57

Notes to Supplementary Financial Statements

1. Basis of Preparation

These statements have been prepared in accordance with the methodology for Supplementary Accounting for long term insurance business (The Achieved Profits Method) issued by the Association of British Insurers in December 2001. This methodology sets out a more realistic method for recognising shareholders' profits from long term business.

These supplementary financial statements have been audited by PricewaterhouseCoopers LLP (see Independent Auditors' Report) and prepared in conjunction with our consulting actuaries – Tillinghast Towers-Perrin and, in the USA, Milliman USA.

2. Description of Methodology

Profits in respect of life and pensions and UK managed pension funds are accounted for under Achieved Profits (AP) while other business is accounted for under UK GAAP.

The objective of AP is to provide shareholders with more realistic information on the financial position and current performance than that provided by the Modified Statutory Solvency (MSS) basis.

The methodology requires an attribution of assets of an insurance company, as reported in the statutory solvency accounts, between those backing long term insurance contracts (backing assets) and the residual assets. The method accounts for:

(i) insurance contracts and their backing assets on an AP basis; and

(ii) residual assets on the UK GAAP basis adopted in the primary accounts.

The AP methodology recognises as profit the total of:

(i) the cash transfers to the residual assets from the insurance contracts and backing assets, as determined following a statutory solvency valuation; and

(ii) the movement over the year in the present value of the expected future cash flows to the residual assets from insurance contracts in force at the year end and their backing assets.

The present value is determined by using a risk discount rate set by reference to assumed future investment returns.

The backing assets cover:

(i) long term business provisions calculated in accordance with local supervisory requirements; and

(ii) a further amount, the distribution of which to shareholders is regarded as encumbered.

Cash flow projections are determined using realistic assumptions for each component of cash flow for each policy group. Future economic and investment assumptions are based on year end conditions. Future investment returns are projected by one of two methods. The first method is based on an assumed investment return attributed to assets at their market value. The second, which is used where the investments of a subsidiary are substantially all fixed interest, projects the cash flows from the current portfolio and assumes an investment return on reinvestment of surplus cash flows. The assumed rates of discount and inflation are consistent with the investment return assumptions.

Detailed actuarial cash flow assumptions on, inter alia, mortality, persistency, morbidity and expenses reflect recent operating experience and are reviewed annually. Favourable changes in operating experience are not anticipated until the improvement in experience is reasonably certain.

The projections take into account all tax which is expected to be paid under current legislation, including tax which would arise if shareholders' backing assets were eventually to be distributed.

Allowance for risk is made by:

(i) a risk margin incorporated in the cash flow discount rate;

(ii) the cash flow deferrals generated by financing the backing assets; and

(iii) a specific assumption on asset default.

3. Long Term In-force Business Asset and Embedded Value

The shareholders' funds on the AP basis are derived from the methodology in Note 2. They comprise shareholders' funds on the MSS basis, less the value included for purchased interests in long term business, plus the long term in-force business asset.

The embedded value (EV) is the sum of the shareholder net worth and the value of the in-force business. Shareholder net worth attributable to the long term business is the further amount of backing assets regarded as encumbered, in addition to the long term business provision, plus, any residual assets in insurance subsidiaries which do not have a long term fund.

4. Cost of Capital

In respect of UK life and pensions, regulatory capital for new business is provided by assets backing the with-profits fund or by the shareholder net worth. The shareholder net worth is included in the EV at a discounted value for assets identified as backing assets. It is therefore not necessary to allow separately for the cost of regulatory capital in the calculation of the contribution from new business. For international and UK managed pension funds businesses, the contribution from new business reflects an appropriate allowance for the cost of regulatory capital.

5. Analysis of Profit

Operating profit is identified at a level which reflects an assumed longer term level of investment return. The contribution to operating profit in a period is attributed to four sources: new business, the management of in-force business, development costs, and return on shareholder net worth. Further profit contributions arise from the actual investment return differing from the assumed long term investment return – the investment return variances – and from the effect of economic assumption changes.

The contribution from new business represents the value recognised as at the end of the year from new business written in the year, less the actual cost of acquiring that business and of establishing technical provisions and reserves. The risk discount rate represents a target return, so that a positive contribution from new business is the value created in excess of that required to meet the target. New business contributions are calculated using year end EV assumptions.

The contribution from in-force business reflects:

(i) the expected return – the discount earned from the value of business in-force at the start of the year;

(ii) the experience variances – the variance in the actual experience from that assumed; and

(iii) operating assumption changes – the effects of changes in assumptions, other than changes in economic assumptions. These changes are made as at the end of the year and include risk margin changes.

Development costs are those associated with investment in building a new enterprise or unusual development activity over a defined period.

The contribution from shareholder net worth comprises the increase in EV, based on assumptions at the start of the year in respect of:

(i) backing assets in excess of long term business provisions – the unwind of the discount; and

(ii) residual assets – the expected investment return.

Investment return variances represent the effect of the investment performance in respect of shareholder net worth and in-force business compared with EV assumptions at the beginning of the period.

Economic assumption changes comprise the effect of changes in economic variables, including associated changes to valuation bases, beyond the control of management, to the extent that they are reflected in revised assumptions.

6. Segmental Analysis of Results

(a) Contribution from long term business

	Life and pensions							
	UK		International		UK managed pension funds*		Total	
	2003 £m	2002 £m	**2003 £m**	2002 £m	**2003 £m**	2002 £m	**2003 £m**	2002 £m
Contribution from:								
New business	**271**	211	**34**	38	**31**	32	**336**	281
In-force business								
– expected return	**215**	264	**45**	46	**13**	15	**273**	325
– experience variances**	**9**	(25)	**(8)**	(18)	**5**	14	**6**	(29)
– operating assumption changes**	**(107)**	(105)	**1**	1	**20**	16	**(86)**	(88)
Development costs	**(2)**	(3)	**–**	–	**(1)**	(1)	**(3)**	(4)
Shareholder net worth	**151**	159	**11**	13	**3**	7	**165**	179
Operating profit	**537**	501	**83**	80	**71**	83	**691**	664
Investment return variances	**346**	(1,045)	**4**	(18)	**16**	(48)	**366**	(1,111)
Effect of economic assumption changes	**(16)**	(14)	**(16)**	8	**0**	0	**(32)**	(6)
Profit/(loss) before tax	**867**	(558)	**71**	70	**87**	35	**1,025**	(453)
Attributed tax	**(231)**	56	**(24)**	(25)	**(26)**	(10)	**(281)**	21
Profit/(loss) after tax	**636**	(502)	**47**	45	**61**	25	**744**	(432)

* Included in the Institutional fund management result of £80m (2002: £92m).

** The largest impact on UK life and pensions business in 2003 was from the tightening of future persistency assumptions and the strengthening of provisions for claims on the endowment book, and in 2002, was from an improvement in annuitant mortality and other related demographic assumption changes.

6. Segmental Analysis of Results continued

(b) Components of embedded value

	Life and pensions							
	UK		International		UK managed pension funds		Total	
	2003 £m	2002 £m	**2003 £m**	2002 £m	**2003 £m**	2002 £m	**2003 £m**	2002 £m
Value of in-force business	**2,668**	2,153	**429**	408	**162**	132	**3,259**	2,693
Shareholder net worth*	**1,585**	1,723	**228**	233	**143**	130	**1,956**	2,086
	4,253	3,876	**657**	641	**305**	262	**5,215**	4,779

* For the UK life and pensions business, shareholder net worth comprises the Shareholder Retained Capital (SRC) on the MSS basis, adjusted for deferred acquisition costs, together with the sub-fund, both net of an appropriate allowance for tax. It also includes intra-group subordinated debt capital of £602m (2002: £602m).

(c) Embedded value

	Life and pensions							
	UK		International		UK managed pension funds		Total	
	2003 £m	2002 £m	**2003 £m**	2002 £m	**2003 £m**	2002 £m	**2003 £m**	2002 £m
At 1 January	**3,876**	4,432	**641**	633	**262**	252	**4,779**	5,317
Exchange rate movements	**–**	–	**(37)**	(36)	**–**	–	**(37)**	(36)
	3,876	4,432	**604**	597	**262**	252	**4,742**	5,281
Profit/(loss) after tax	**636**	(502)	**47**	45	**61**	25	**744**	(432)
Capital movements*	**–**	203	**6**	(1)	**–**	–	**6**	202
Distributions	**(259)**	(257)	**–**	–	**(18)**	(15)	**(277)**	(272)
At 31 December	**4,253**	3,876	**657**	641	**305**	262	**5,215**	4,779

* Capital movements for 2002 include the increase in subordinated debt capital of £100m together with £114m representing proceeds from the sale of Legal & General Bank Limited allocated to the SRC.

(d) Shareholders' funds

	2003 £m	2002 £m
EV of life and pensions businesses		
UK*	**4,253**	3,876
USA	**460**	486
Netherlands	**112**	87
France	**85**	68
	4,910	4,517
Institutional fund management**	**338**	293
	5,248	4,810
General insurance	**120**	101
Corporate funds***	**228**	150
	5,596	5,061

* Including £602m (2002: £602m) of intra-group subordinated debt capital attributed to the SRC.

** Including £305m (2002: £262m) embedded value of UK managed pension funds business.

*** Corporate funds includes £518m (2002: £516m) of convertible debt and £602m (2002: £602m) of senior debt which has been onlent to the UK Long Term Fund and £788m representing the net proceeds from the 2002 Rights Issue.

6. Segmental Analysis of Results continued

(e) Reconciliation of shareholder net worth of long term business operations

	2003 £m	2002 £m
Shareholder net worth on the MSS basis		
UK (SRC)*	**2,212**	2,259
USA	**443**	453
Netherlands	**36**	24
France	**45**	36
Managed pension funds	**143**	130
	2,879	2,902
Purchased interests in long term business	**(29)**	(39)
Value of the sub-fund	**223**	189
Deferred acquisition costs	**(709)**	(613)
Deferred tax on contribution**	**(366)**	(323)
Other miscellaneous adjustments	**(42)**	(30)
Shareholder net worth on the AP basis	**1,956**	2,086

* Including £602m (2002: £602m) of intra-group subordinated debt capital attributed to the SRC.

** Deferred tax represents all tax which is expected to be paid under current legislation, including tax which would arise if shareholders' backing assets were eventually distributed.

The above reconciliation is provided in the spirit of the guidance provided by the Auditing Practices Board to auditors. It has been concluded that the AP and MSS accounting bases are so fundamentally different in the way that profits are cast, particularly as to the timing of profit recognition, that it is not meaningful to provide a reconciliation between them. Other than in respect of long term business, shareholder net worth is identical for both AP and MSS bases.

7. Reconciliation of Movements in Shareholders' Funds

	2003 £m	2002 £m
At 1 January	**5,061**	4,994
Profit/(loss) for the financial period	**859**	(423)
Exchange losses	**(7)**	(5)
Dividends	**(318)**	(297)
Increase in share capital/share premium	**1**	792
At 31 December	**5,596**	5,061
comprising:		
Shareholders' funds on the MSS basis	**3,260**	3,184
Long term in-force business asset	**2,365**	1,916
Less: Purchased interests in long term business included in shareholders' funds on the MSS basis	**(29)**	(39)
Shareholders' funds on the AP basis	**5,596**	5,061

8. Assumptions

UK life and pensions

i) The assumed future pre-tax returns on fixed interest and RPI linked securities are set by reference to redemption yields available in the market at the end of the reporting period. The corresponding return on equities and property is set by reference to the fixed interest gilt assumption. The economic assumptions are:

	2003 %p.a.	2002 %p.a.
Investment return		
– Gilts:		
Fixed interest	**4.7**	4.5
RPI linked	**4.6**	4.4
– Non-Gilts:		
Fixed interest	**5.1-5.5**	4.9-5.8
RPI linked	**5.1-5.4**	4.8-5.3
– Equities and property	**7.3**	7.1
Risk discount rate (after tax)	**7.2**	7.0
Inflation		
– Expenses/earnings	**3.8**	3.3
– Indexation	**2.8**	2.3

The assumed returns on non-gilt securities are net of an allowance for default risk of 0.2%p.a. (2002: 0.2%p.a.), other than for certain government-supported securities where no such allowance is made.

ii) Assets are valued at market value. For the projection of fixed interest and RPI linked investment returns, asset values are adjusted to reflect the assumed interest and inflation rates.

iii) Capital reported as transferred into the LTF since 1996, in the form of subordinated debt capital and remaining excess consideration over the net asset value of subsidiaries transferred from the LTF in December 2001, is treated as residual.

iv) The value of the sub-fund is the discounted value of projected investment returns for a period of 20 years (2002: 20 years).

v) Development costs relate to the development of strategic administration systems.

vi) Future bonus rates have been set at levels which would fully utilise the assets supporting the policyholders' portion of the with-profits business. The proportion of profits derived from with-profits business allocated to shareholders has been assumed to be 10% throughout.

vii) The value of in-force business reflects the cost of providing for benefit enhancement or compensation in relation to certain products including administration expenses.

viii) Other actuarial assumptions have been set at levels commensurate with recent operating experience, including those for mortality, persistency and maintenance expenses (excluding the development costs referred to above). These are reviewed annually. An allowance is made for future improvements in annuitant mortality based on externally published data. For end 2002 and 2003, male annuitant mortality is assumed to improve in accordance with CMI Working Paper 1, projection SC for experience and projection MC for statutory reserving. Female annuitant mortality is assumed to improve in accordance with CMI Report No. 17.

ix) In-force business comprises previously written single premium, regular premium and recurrent single premium contracts. For this purpose, DWP rebates have not been treated as recurrent and their value is included as premiums are received.

x) Projected tax has been determined assuming current tax legislation and rates.

xi) AP results are computed on an after-tax basis and are grossed up to the pre-tax level for presentation in the profit and loss account. The tax rate used for grossing-up is the corporation tax rate of 30% (2002: 30%), except for the profit attributable to shareholder net worth, where the rate used is derived from the tax attributed to the contribution from shareholder net worth in the MSS accounts. To arrive at operating profit, the contribution from shareholder net worth is grossed up at a rate to reflect the tax associated with a longer term investment return.

UK managed pension funds

The UK life and pensions economic assumptions are used. All contracts are assumed to lapse after 10 years. Fees are projected on a basis which reflects current charges and, if less, anticipated charges. New business consists of monies received from new clients and incremental receipts from existing clients, and excludes the roll-up of the investment returns. Development costs relate to strategic systems.

International

Key assumptions are:

	2003 %p.a.	2002 %p.a.
USA		
Reinvestment rate	**4.8**	4.8
Risk discount rate (net of tax)	**6.8**	6.4
Europe		
Government bond return	**4.5**	4.5
Risk discount rate (net of tax)	**8.0**	8.0

9. Alternative Assumptions

The discount rate appropriate to any investor will depend on that investor's own requirements, tax and perception of the risks associated with the anticipated cash flows to shareholders. The table below shows the effect of alternative discount rates and equity and property returns on the UK life and pensions EV and new business contribution for the period.

	As published £m	1% lower risk discount rate £m	1% higher risk discount rate £m	1% higher equity/ property returns £m
Effect on embedded value at 31 December 2003	4,253	+260	-230	+230
Effect on new business contribution for the period	271	+37	-33	+20

It should be noted that in calculating the alternative values all other assumptions are left unchanged.

Independent Auditors' Report

to the directors of Legal & General Group Plc on the supplementary financial statements

We have audited the supplementary financial information for the year ended 31 December 2003 that comprises the Consolidated Profit and Loss Account – Achieved Profits and Consolidated Balance Sheet – Achieved Profits and the relevant notes 1 to 9, which has been prepared in accordance with the Achieved Profits basis set out in Note 1 and which should be read in conjunction with the audited financial statements prepared on the Modified Statutory Solvency basis.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Report, including the financial statements prepared on the Modified Statutory Solvency basis. Our responsibilities in relation to the Annual Report, including those financial statements, are set out in the Independent Auditors Report to the members of Legal & General Group Plc. The directors are also responsible for preparing the supplementary financial information on the above Achieved Profits basis.

Our responsibilities, as independent auditors, in relation to the supplementary financial information as set out in our letter of engagement agreed with you dated 28 January 2004, to report to you our opinion as to whether the supplementary financial information has been properly prepared in accordance with the Achieved Profits basis. We also report to you if we have not received all the information and explanations we require for our audit of the supplementary financial information. This report, including the opinion, has been prepared for and only for the Company in accordance with our letter of engagement dated 28 January 2004 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We also read the other information in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the supplementary financial information.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. Our audit included examination, on a test basis, of evidence relevant to the amounts and disclosures in the supplementary financial information. The evidence included an assessment of the significant estimates and judgements made by the directors in the preparation of the supplementary financial information, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the supplementary financial information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the supplementary financial information.

Opinion
In our opinion, the supplementary financial information has been properly prepared in accordance with the Achieved Profits basis set out in Note 1.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
London, 25 February 2004

Financial Calendar

Ex-dividend date	31 March 2004
Annual General Meeting	28 April 2004
Payment of Final Dividend for 2003 (to members registered on 2 April 2004)	4 May 2004
Publication of Half Year Results for 2004 and Declaration of Interim Dividend	29 July 2004
Ex-dividend date	8 September 2004
Payment of Interim Dividend for 2004 (to members registered on 10 September 2004)	1 October 2004

Consolidated Profit and Loss Account

	2003 £m	2002 Restated £m	2001 Restated £m	2000 Restated £m	1999 £m
Life and pensions business	**443**	421	414	364	321
Institutional fund management	**53**	50	41	59	46
General insurance business	**41**	46	37	20	25
Other operational income	**18**	(24)	1	41	25
Operating profit	**555**	493	493	484	417
Profit/(loss) from discontinued operations	**–**	4	4	3	(2
Profit on sale of discontinued operations	**–**	36	8	–	–
Shareholder Retained Capital contribution	**(137)**	(571)	(550)	30	260
Change in equalisation provision	**(7)**	(5)	(6)	(6)	(5
Variation from longer term investment return	**58**	(63)	(63)	(13)	6
Profit/(loss) on ordinary activities before tax	**469**	(106)	(114)	498	676
Tax charge	**(65)**	(74)	(30)	(181)	(89
Dividends	**(318)**	(297)	(261)	(243)	(212
Retained profit/(loss)	**86**	(477)	(405)	74	375
New business					
Life and pensions – Annual	**367**	412	374	320	307
Life and pensions – Single	**3,139**	2,881	2,975	2,118	2,068
Investment business	**14,799**	15,572	14,165	13,417	14,029
Gross premium income					
Life and pensions	**5,159**	4,804	4,799	3,828	3,616
General insurance	**421**	328	285	259	221

Consolidated Balance Sheet

Investments	**119,588**	102,165	105,446	105,755	100,071
Other assets	**5,349**	4,528	2,813	2,426	2,135
Total assets	**124,937**	106,693	108,259	108,181	102,206
Share capital and share premium	**1,069**	1,068	276	271	260
Profit and loss account	**2,191**	2,116	2,601	2,916	2,825
Shareholders' funds	**3,260**	3,184	2,877	3,187	3,085
Fund for future appropriations	**1,498**	516	1,845	4,331	5,814
Technical provisions	**117,341**	98,858	98,540	96,911	90,645
Borrowings	**1,475**	1,589	1,642	571	426
Creditors and other provisions	**1,363**	2,546	3,355	3,181	2,236
Total liabilities	**124,937**	106,693	108,259	108,181	102,206

Share Statistics	p	p	p	p	p
Earnings per share – operating profit after tax	**6.09**	5.88	6.29	6.25	5.91
Dividend per share	**4.90**	4.78	4.67	4.32	3.79
Market price at 31 December	**100.3**	96.0	145.8	169.2	154.9

Figures for 1999 and 2000 have not been restated in respect of FRS19, 'Deferred tax'.

Earnings per share, dividend per share and market price figures have been restated for comparative purposes to reflect the share split in 1999 and the Rights Issue in 2002.

Five Year Financial Review – Achieved Profits

Consolidated Profit and Loss Account

	2003 £m	2002 Restated £m	2001 Restated £m	2000 Restated £m	1999 £m
Life and pensions business					
– UK	**537**	501	532	454	412
– USA	**50**	50	67	45	58
– Netherlands	**24**	23	18	17	14
– France	**9**	7	16	24	15
	620	581	633	540	499
Institutional fund management	**80**	92	76	82	102
General insurance business	**41**	46	37	20	25
Other operational income	**18**	(24)	1	41	25
Operating profit	**759**	695	747	683	651
Profit/(loss) from discontinued operations	**–**	4	4	3	(2)
Profit on sale of discontinued operations	**–**	36	8	–	–
Variation from longer term investment return	**424**	(1,174)	(688)	(314)	673
Change in equalisation provision	**(7)**	(5)	(6)	(6)	(5)
Effect of economic assumption changes	**(32)**	(6)	(3)	26	(23)
Effect of UK Budget tax changes	**(27)**	–	–	–	–
Profit/(loss) on ordinary activities before tax	**1,117**	(450)	62	392	1,294
Tax (charge)/credit	**(258)**	27	(98)	(149)	(295)
Dividends	**(318)**	(297)	(261)	(243)	(212)
Retained profit/(loss)	**541**	(720)	(297)	0	787

Consolidated Balance Sheet

Investments	**119,588**	102,165	105,446	105,755	100,071
Long term in-force business asset	**2,365**	1,916	2,147	2,135	2,216
Other assets	**5,320**	4,489	2,783	2,378	2,084
Total assets	**127,273**	108,570	110,376	110,268	104,371
Shareholders' funds	**5,596**	5,061	4,994	5,274	5,250
Fund for future appropriations	**1,498**	516	1,845	4,331	5,814
Technical provisions	**117,341**	98,858	98,540	96,911	90,645
Creditors	**2,838**	4,135	4,997	3,752	2,662
Total liabilities	**127,273**	108,570	110,376	110,268	104,371
Share Statistics	**p**	p	p	p	p
Earnings per share – operating profit after tax	**8.47**	8.50	9.84	8.89	8.69

Figures for 1999 and 2000 have not been restated in respect of FRS19, 'Deferred tax'.

Earnings per share figures have been restated for comparative purposes to reflect the share split in 1999 and the Rights Issue in 2002.

Shareholder Information

Categories of ordinary shareholder and ranges of shareholdings at 31 December 2003 were:

	Shareholders		Shares	
	Number	%	Number	%
Category of Shareholder				
Individuals	41,620	66.9	466,769,000	7.2
Banks	24	0.0	19,350,828	0.3
Nominee companies	18,530	29.8	5,782,557,923	88.9
Insurance companies and pension funds	33	0.0	63,209,820	1.0
Limited companies	1,537	2.5	100,279,039	1.5
Other corporate bodies	470	0.8	71,695,302	1.1
	62,214	100.0	6,503,861,912	100.0

	Shareholders		Shares	
	Number	%	Number	%
Range of Holdings				
1 – 20,000	53,524	86.1	271,340,611	4.2
20,001 – 100,000	6,801	10.9	271,823,084	4.2
100,001 – 500,000	1,075	1.7	228,575,362	3.5
500,001 and over	814	1.3	5,732,122,855	88.1
	62,214	100.0	6,503,861,912	100.0

Other shareholder information

Registrars: The Company's share register is administered by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (Tel: 0870 600 3954). All shareholder enquiries should be addressed to Lloyds TSB Registrars.

Electronic Share Service: This service allows you to hold shares in Legal & General without the need for a share certificate and enables you to benefit from shorter market settlement periods. Individual shareholders hold their shares in the Company in a nominee holding registered in the name of Lloyds TSB Registrars Corporate Nominee Limited.

If you would like to join this Service, or require further information, you should contact the Registrars directly on 0870 600 3954. They will send you a booklet, which sets out the terms and conditions under which your shares will be held, together with the appropriate share transfer form. The booklet and the share transfer form are also available from the shareholder site of Legal & General's website at www.legalandgeneral.com. You can view your shareholding in Legal & General Group Plc on the internet at www.shareview.co.uk. To register to use this service you should log on to www.shareview.co.uk and follow the instructions on screen. You will need your shareholder reference number, shown on your latest dividend counterfoil. Should you have any queries, please call the shareholder helpline on 0870 600 3954.

Dividend: The record date for the proposed final dividend for 2003, payable on 4 May 2004, is 2 April 2004 and the shares will trade ex-dividend on the London Stock Exchange from 31 March 2004.

Multiple Share Certificates: Shareholders with more than one certificate for shares may arrange for them to be consolidated into one certificate by contacting Lloyds TSB Registrars.

Individual Savings Account (ISA): Lloyds TSB Registrars provides a Single Company ISA for Legal & General Group Plc shares. If you would like more information please call the helpline on 0870 242 4244.

Capital Gains Tax: For the purpose of calculating UK capital gains tax, the market value on 31 March 1982 of each of the shares was 7.996p, after adjusting for the 1986 capitalisation issue and the 1996 and 1999 sub-divisions, but not reflecting any rights taken up under the 2002 rights issue.

Close Company Provisions: The Company is not a close company within the terms of the Income and Corporation Taxes Act 1988.

Dividend Reinvestment Plan: The Legal & General Dividend Reinvestment Plan ("DRIP") enables shareholders to use their cash dividends in an inexpensive and efficient way to purchase Legal & General Group Plc shares.

Should you wish to participate in the DRIP in respect of the final dividend to be paid on 4 May 2004, a completed and signed DRIP mandate form should be received by the Registrars no later than 2 April 2004. For further details please contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or call on 0870 241 3018. You can find further information, including the DRIP booklet and mandate form, on the shareholder site of Legal & General's website at www.legalandgeneral.com.

2003 Results Presentation: An audio recording of the presentation given to analysts and fund managers by David Prosser, Group Chief Executive and Andrew Palmer, Group Director (Finance), and the slides accompanying that presentation can be found on the shareholder site of Legal & General's website at www.legalandgeneral.com. A full copy of the announcement, sent to the London Stock Exchange on 26 February 2004, can also be viewed on the shareholder site.

You can view your Legal & General shareholding on the internet by visiting:

www.shareview.co.uk

Any queries about your shareholding?
Call the dedicated shareholder helpline:
0870 600 3954

SEAQ page 45351
Topic page 273

Legal & General Group Plc
Temple Court
11 Queen Victoria Street
London EC4N 4TP
Telephone 020 7528 6200
Telex 892971
Fax 020 7528 6222

No. 1417162
Registered in England & Wales

Group subsidiaries are fully authorised as appropriate under the Financial Services and Markets Act 2000 in respect of their authorities in the United Kingdom.

This annual report is printed on paper produced from totally chlorine free pulp, and from fully sustainable forests.

Published by Black Sun plc
020 7736 0011
Photography by George Brooks and Nick Daly
Printed by Royle Corporate Print

2003

Help create efficiencies and protect the environment by receiving your communications online. For more information please go to: **www.shareview.co.uk**

Legal & General Group Plc
Temple Court, 11 Queen Victoria Street, London EC4N 4TP
T 020 7528 6200, F 020 7528 6222

Legal & General